Exhibit 99.1

CONFIDENTIAL TREATMENT REQUESTED BY MARRONE BIO INNOVATIONS, INC.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

As confidentially submitted to the Securities and Exchange Commission on May 11, 2012

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Marrone Bio Innovations, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2870	20-5137161
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2121 Second St. Suite A-107

Davis, CA 95618

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pamela G. Marrone, Ph.D.

President and Chief Executive Officer

Marrone Bio Innovations, Inc.

2121 Second St. Suite A-107

Davis, CA 95618

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles S. Farman, Esq.	Kevin P. Kennedy, Esq.
Andrew D. Thorpe, Esq.	Simpson Thacher & Bartlett LLP
Alfredo B. D. Silva, Esq.	2550 Hanover Street
Morrison & Foerster LLP	Palo Alto, CA 94304
425 Market Street	Tel: (650) 251-5000
San Francisco, CA 94105	Fax: (650) 251-5002
Tel: (415) 268-7000
Fax: (415) 268-7522

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.      ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐ Accelerated filer  ☐      Non-accelerated filer  ☒     Smaller reporting company   ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.00001 par value	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion.  Dated May 11, 2012.

Shares

Marrone Bio Innovations, Inc.

Common Stock

This is an initial public offering of shares of common stock of Marrone Bio Innovations, Inc. All of the shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $    . We intend to apply to have our shares of common stock listed on the Nasdaq Global Market, subject to notice of issuance, under the symbol “MBIO.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, as such, may elect to comply with certain reduced reporting requirements after this offering.

See “Risk Factors” on page 14 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Marrone	$	$

To the extent that the underwriters sell more than          shares of common stock, the underwriters have the option to purchase up to an additional          shares from Marrone at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2012.

Goldman, Sachs & Co.	Barclays

Prospectus dated               , 2012.

TABLE OF CONTENTS

Prospectus

Prospectus Summary	1
The Offering	9
Summary Financial Data	11
Risk Factors	14
Special Note Regarding Forward-Looking Statements	32
Use of Proceeds	34
Dividend Policy	35
Capitalization	36
Dilution	39
Selected Financial Data	42
Management’s Discussion and Analysis of Financial Condition and Results of Operations	44
Business	64
Management	83
Executive Compensation	89
Certain Relationships and Related Party Transactions	98
Principal Stockholders	101
Description of Capital Stock	104
Shares Eligible for Future Sale	110
Material U.S. Federal Tax Consequences to Non-U.S. Holders	113
Underwriting	117
Legal Matters	121
Experts	121
Where You Can Find Additional Information	121
Index to Financial Statements	F-1

Through and including         , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters have done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless otherwise indicated in this prospectus, “MBI,” “our company,” “we,” “us” and “our” refer to Marrone Bio Innovations, Inc.

Our Company

We make natural pest management and plant health products. Our products are comprised of naturally occurring microorganisms and plant extracts. We target the major markets that use conventional chemical pesticides, including certain agricultural and water markets, where our products are used as substitutes for, or in conjunction with, conventional chemical pesticides. We also target new markets for which there are no available conventional chemical pesticides or the use of conventional chemical products may not be desirable or permissible because of health and environmental concerns. Our current portfolio of EPA-approved and registered biopesticide products and our product pipeline address the growing global demand for effective, safe and environmentally responsible products.

Our products currently target two core end markets: crop protection and water treatment. Crop protection products consist of herbicides, fungicides, nematicides, insecticides and plant growth regulators that growers use to protect crops against various pests and to increase crop yields and improve plant health. Our products can be used in both conventional and organic crop production. We currently sell our crop protection products, Regalia, for plant disease control and plant health, and Grandevo, for insect control, to growers of specialty crops such as grapes, citrus, tomatoes, vegetables, nuts, leafy greens and ornamentals. We also plan to sell our products to growers of row crops such as corn, cotton and soybeans. Water treatment products target invasive water pests across a broad range of applications, including hydroelectric and thermoelectric power generation, industrial applications, drinking water, aquaculture, irrigation and recreation. Our current water treatment product, Zequanox, which we plan to begin selling in the second half of 2012, selectively kills invasive mussels that cause significant infrastructure and ecological damage.

In addition to our current two core end markets, we are also taking steps through strategic collaborations to commercialize products for other non-crop pest management markets. These products will be different formulations of our crop protection products that are specifically targeted for industrial and institutional, turf and ornamental, home and garden and animal health uses, such as controlling cockroaches, flies and mosquitoes in and around schools, parks, golf courses and other public use areas.

Our Technology and Product Development Process

Our proprietary technology consists of a microorganism and plant extract sourcing process, an extensive microorganism collection, microbial fermentation technology, a screening technology and a process to identify and characterize natural compounds with pesticidal activity. Our technology enables us to isolate and screen naturally occurring microorganisms and plant extracts in a highly efficient manner and to identify those that may have novel, effective and safe pest management or plant health promoting characteristics. We then analyze and characterize the structures of compounds either produced by selected microorganisms or found in plant extracts to identify product candidates for further development and commercialization. As of April 30, 2012, we have screened more than 16,000 microorganisms and 350 plant extracts, and we have identified multiple product candidates that display activity against insects, nematodes, weeds, plant diseases and invasive species such as zebra and quagga mussels, aquatic weeds and algae. We also have produced a collection of microorganisms from taxonomic groups that research suggests may enhance nutrient uptake in plants. Our product candidates come from our own discovery and development as well as in-licensed technology from universities, corporations and governmental entities.

Our proprietary product development process includes two important steps. For our microbial products, we first develop a manufacturing process that increases the active natural compounds produced by the product candidate microorganism and a proprietary fermentation process that maximizes the yields of these active natural compounds. Similarly, for our plant extract-based products, we first develop a manufacturing process that increases the amount of active natural compounds extracted from plant materials. These first steps allow us to produce products that are highly effective and of a consistent quality on a commercial scale. The second step for both types of products is the creation of effective commercial formulations. Our deep understanding of natural product chemistry allows us to develop formulations that optimize the efficacy and stability of compounds produced by microorganisms or plants. These product formulations are tailored to meet customers’ needs and possess enhanced performance characteristics, such as effectiveness, shelf life, compatibility with other pesticides and ease of use. Our senior management’s numerous years of experience in the development of commercial products and formulations have resulted in a highly efficient product development process, which allows us to rapidly commercialize new products.

Our Products

The table below summarizes our current portfolio of EPA-approved natural pest management and plant health products, as well as products submitted to the EPA for registration.

Name	Market	Target	Use	Stage

Regalia	Crop Protection	Plant Disease/Plant Health	Protects against fungal and bacterial diseases and enhances yields.	Commercially Available

Grandevo	Crop Protection	Insects and Mites	Kills a broad range of sucking and chewing insects through feeding.	Commercially Available

Zequanox	Water Treatment	Invasive Mussels	Kills invasive mussels that restrict critical water flow in industrial and power facilities. Testing in open water to rehabilitate recreational waters.	Commercially Available

Opportune	Crop Protection, Home, Turf	Weeds	Controls weeds non-selectively pre-emergence and selectively post emergence.	EPA-Approved/Not Yet Commercially Available

Venerate	Crop Protection, Home, Turf, Animal Health	Insects and Mites	Kills a broad range of sucking and chewing insects on contact.	Submitted for EPA Registration

In addition to the above products, our pipeline consists of product candidates in various stages of development, including those close to EPA submission and early-stage discoveries, targeting multiple markets.

The Value Proposition of Our Pest Management Products

Our products are highly effective and generally designed to be compatible with existing pest control equipment and infrastructure. This allows them to be used as substitutes for, or in conjunction with, conventional chemical pesticides. We believe that compared with conventional chemical pesticides, our products:

—	Are competitive in both price and efficacy;

—	Provide viable alternatives where conventional chemical pesticides and genetically modified crops are subject to regulatory restrictions;

—	Comply with market imposed requirements for pest management programs by food processors and retailers;

—	Are environmentally friendly;

—	Meet stringent organic farming requirements;

—	Improve worker productivity by shortening field re-entry times after spraying and allowing spraying right up to harvest;

—	Are exempt from residue restrictions applicable to conventional chemical pesticides in both the agriculture and water markets; and

—	Are less likely to result in the development of pest resistance.

In addition, our experience has shown that when our products are used in conjunction with conventional chemical pesticides, they can:

—	Increase the effectiveness of conventional chemical pesticides while reducing their required application levels;

—	Increase levels of pest control and consistency of control;

—	Increase crop yields;

—	Increase crop quality, including producing crops with higher levels of protein, better taste and color and more attractive flowers; and

—	Delay the development of pest resistance to conventional chemical pesticides.

Our Sales and Distribution Platform

We are currently selling our crop protection products, Regalia and Grandevo in the United States through leading agricultural distributors such as Crop Production Services, Helena, Simplot, Triangle and Wilbur Ellis. These are the same distributors that the major agrichemical companies use for distributing conventional chemical pesticides.

We have also entered into various strategic agreements to facilitate the distribution of our products in international markets. We have signed exclusive international distribution agreements for Regalia with FMC (for markets in Latin America) and Syngenta (for markets in Africa, Europe and the Middle East). We have also signed a technology evaluation and development agreement with Scotts Miracle-Gro under which we have granted Scotts Miracle-Gro first rights to negotiate for exclusive worldwide commercialization rights with respect to natural pest management and plant health products we jointly develop for the consumer lawn and garden market.

Our water treatment product, Zequanox, is currently being marketed, and we expect to sell it directly to U.S. hydroelectric power generation companies beginning in the second half of 2012. We are also in discussions with several leaders in water treatment technology and applications regarding potential arrangements to sell Zequanox in the United States and international markets.

Our Competitive Strengths

Commercially Available Products. We believe we have one of the leading portfolios of natural pest management products. We have three commercially available products, Regalia, Grandevo and Zequanox.

Robust Pipeline of Novel Product Candidates. Our pipeline of early stage discoveries and new product candidates extends across a variety of product types for different end markets including herbicides, fungicides, nematicides, insecticides, algaecides, molluscicides and plant growth regulators. Our product candidates are both developed internally and sourced from third parties.

Rapid and Efficient Development Process. We believe we can develop and commercialize novel and effective products faster and at a lower cost than many other developers of pest management products. For example, we have moved each of Regalia, Grandevo and Zequanox through development, EPA approval and U.S. market launch in approximately four years at a cost of $6 million or less. In comparison, a report from Phillips McDougal, an independent research firm, shows that the average cost for major agrichemical companies to bring a new crop protection product to market is over $250 million, and those products have historically taken an average of nearly ten years to move through development, regulatory approval and market launch.

Proprietary Discovery Process. Our discovery process allows us to efficiently discover microorganisms and plant extracts that produce or contain compounds that display a high level of pesticidal activity against various pests. We then use various analytical chemistry techniques to identify and characterize the natural product chemistry of the compounds, which we optimize and patent. As of April 30, 2012, we have identified 20 candidates for product development from the more than 16,000 microorganisms and 350 plant extracts in our database. Two of our product candidates, one of which has been submitted to the EPA, are new microorganism species that produce novel compounds that we identified. Our proprietary discovery process is protected by patents on the microorganisms, their natural product compounds, and their uses for pest management, as well as trade secrets related to the discovery, formulation, process development and manufacturing capabilities.

Sourcing and Commercialization Expertise. We use our technical and commercial development expertise to evaluate early stage discoveries by third parties to determine commercial viability, secure promising technologies through in-licensing and add considerable value to these in-licensed product candidates. Our efficient development process and significant experience in applying natural product chemistry has led leading universities, corporations and government entities to collaborate with us to develop or commercialize a number of their early-stage discoveries. As with our internally discovered products, early-stage products we source and commercialize are subject to our own patents and trade secrets related to our added value in characterizing, formulating, developing and manufacturing marketable products.

Existing Agreements with Global Market Leaders. We have strategic agreements with global market leaders across agricultural and consumer retail markets. We have signed exclusive international distribution agreements for Regalia with Syngenta in Africa, Europe and the Middle East and with FMC in Latin America. We also have a technology evaluation and development agreement with Scotts Miracle-Gro, which grants Scotts Miracle-Gro a right of first access to our full portfolio of natural pest management and plant health products for use in its global consumer lawn and garden products.

Management Team with Significant Industry Experience. Our management team has deep experience in natural pest management products and the broader agriculture industry. Our executive officers and key employees average 25 years of experience and include individuals who have led agrichemical distribution, sales and marketing organizations, top scientists and industry experts, some of whom have served in leadership roles at large multinational corporations and governmental agencies, commercialized multiple products, brought multiple products through EPA, state and foreign regulatory processes, filed and received patents, led ground-breaking research studies, and published numerous scientific articles.

Our Growth Strategy

Continue to Develop and Commercialize New Products in Both Existing and New Markets. Our goal is to rapidly and efficiently develop, register and commercialize new products each year, with the goal of developing a full suite of pest management and plant health products across multiple market categories that comprehensively address customers’ needs. For example, while our current crop protection products address plant diseases and insects, we intend to provide products that can also control nematodes and weeds as well as products for improving fertilizer efficiency. We are also currently screening for water treatment products that control algae and aquatic weeds to complement our invasive mussel control product, Zequanox.

Expand Applications of Our Existing Products. We have identified various opportunities to expand the use of our existing products into several key end markets, including large-acre row crop applications, irrigation, aquaculture and animal health. We believe these opportunities could help to drive significant growth for our company.

Develop and Expand Manufacturing Capabilities. We are currently using third-party manufacturers to produce our products on a commercial scale. To date, these arrangements have allowed us to focus our time and direct our capital towards discovering and commercializing new product candidates. Using a portion of the proceeds from this offering, we plan to purchase and retrofit a manufacturing facility. We believe there are considerable advantages in having our own manufacturing capabilities, such as allowing us to better manage scale up processes and institute process changes more efficiently, protecting our intellectual property and helping to lower our manufacturing costs.

Leverage Existing Distribution Arrangements and Develop New Collaborations to Extend Market Access. To expand the availability of our products, we intend to continue to use relationships with conventional chemical pesticide distributors in the United States, and leverage the international distribution capabilities under our existing strategic collaboration and distribution agreements. We intend to form new strategic collaborations with other market leading companies in our target markets to expand the supply of our products globally.

Pursue Strategic Collaborations and Acquisitions. We may pursue acquisition and collaboration opportunities to gain access to later stage products and technologies that we believe would be a good strategic fit for our business and would create additional value for our stockholders.

Industry Overview

Pest management is an important global industry serving the crop protection and water treatment markets that we currently target and the other non-crop markets that we plan to target such as industrial and institutional, turf and ornamental, home and garden and animal health. Today, most markets rely on conventional chemical pesticides. In agricultural markets, particularly row crops, conventional chemical pesticides are supplemented by the use of genetically modified crops that contain herbicide tolerance and pesticidal properties. World demand for pesticides was estimated to be $45 billion for 2009, according to The Freedonia Group, an independent market research firm, and is projected to increase to $52 billion for 2014. Agricultural applications, notably large acreage crops such as corn, soybeans, wheat, rice, cotton and other row crops, have historically represented the largest global market for conventional chemical pesticides.

While conventional chemical pesticides are often effective in controlling pests, some of these chemicals are acutely toxic, some are suspected carcinogens and the use of some chemical pesticides has been shown to have harmful effects on the environment, humans, animals and beneficial insects. These health and environmental concerns have prompted stricter legislation globally around the use of conventional chemical pesticides, particularly in Europe, where the use of some highly toxic chemical pesticides is banned or severely limited and the importation of produce is subject to strict regulatory standards on pesticidal residues. In addition, the European Union has passed the Sustainable Use Directive, which requires EU-member countries to reduce the use of conventional chemical pesticides and to use alternative pest management methods, including natural pest management products. Over the past two decades, U.S. regulatory agencies have also developed stricter standards and regulations. Aside from the health and environmental concerns, conventional chemical pesticide users face additional challenges such as pest resistance and reduced worker productivity, as workers may not return to the fields for a certain period of time after treatment. These risks and hazards are also prevalent in the water treatment market, as chlorine and other chemicals used to control invasive water pests contaminate and endanger natural waterways.

As the use of conventional chemical pesticides meets increased opposition from government agencies and consumers, natural pest management products are gaining popularity and represent a strong growth sector within the global pesticide market. Natural pest management products include biopesticides, as well as minerals such as copper and sulfur. The EPA registers biopesticides, which control pests by non-toxic mechanisms, such as attracting pests to traps or interfering with their ability to digest food, in two major categories: (1) microbial pesticides, which contain a microorganism such as a bacterium or fungus as the active ingredient; and (2) biochemical pesticides, which are naturally occurring substances, such as insect sex pheromones, certain plant extracts and fatty acids.

We believe many natural pest management products perform as well as or better than conventional chemical pesticides. We believe that when used in alternation or in spray tank mixtures with conventional chemical pesticides, natural pest management products can increase crop yields and quality over chemical-only programs. Agricultural industry reports, as well as our own research, indicate that natural pest management products can affect plant physiology and morphology in ways that may improve crop yield, and can increase the efficacy and extend the product life of conventional chemical pesticides. Most natural pest management products are listed for use in organic farming, providing those growers with compelling pest control options to protect yields and quality. Given their generally lower toxicity compared with conventional chemical pesticides, natural pest management products can add flexibility to harvest timing and worker re-entry times and improve worker safety. Many natural pest management products are also exempt from conventional chemical residue tolerances, which are permissible levels of chemical residue at time of harvest set by governmental agencies. Natural pest management products may thus not be affected by restrictions by food retailers and governmental agencies limiting chemical residues on produce, which enables growers to export to wider markets. Further, natural pest management products, due to their complex mode of action, have been shown to limit the development of pest resistance, a key issue facing users of conventional chemical pesticides.

In addition to performance attributes, natural pest management products registered with the EPA as biopesticides can offer other advantages over conventional chemical pesticides. From an environmental perspective, biopesticides have low toxicity, posing low risk to most non-target organisms including humans, other mammals, birds, fish, and beneficial insects. Biopesticides are biodegradable, resulting in less risk to surface water and groundwater, and generally have low air-polluting volatile organic compounds content. Biopesticides tend to pose fewer risks than conventional pesticides, and the EPA offers a more streamlined registration process for these products, which generally requires significantly less toxicological and environmental data and a lower registration fee.

Summary of Risk Factors

Our business is subject to numerous risks, which are described in the section entitled “Risk Factors” immediately following this prospectus summary on page 14. You should carefully consider these risks before making an investment. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

—	We have a limited operating history, have incurred significant losses to date and anticipate continuing to incur losses in the future, and we may not achieve or maintain profitability.

—	Our products are in the early stages of commercialization, and our business may fail if we are not able to successfully generate significant revenues from these products.

—	If our ongoing or future field trials are unsuccessful, we may be unable to obtain regulatory approval of, or commercialize, our products on a timely basis.

—	Our inability to obtain regulatory approvals, or to comply with ongoing and changing regulatory requirements, could delay or prevent sales of the products we are developing and commercializing.

—	Customers may not adopt our natural pest management and plant health products as quickly as we are projecting.

—	The high level of competition in the pesticide market may result in pricing pressure, reduced margins or the inability of our products to achieve market acceptance.

—	Our business is seasonal and subject to weather conditions and other factors beyond our control, which may cause our operating results to fluctuate significantly quarterly and annually.

—

We rely on third parties for the production and processing of our products. If these parties do not produce and process our products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our development and commercialization efforts could be delayed or otherwise negatively impacted.

—	We rely on a single supplier based in China for a key ingredient of Regalia.

—

If we are unable to maintain and further establish successful relations with the third-party distributors that are our principal customers, or they do not focus adequate resources on selling our products or are unsuccessful in selling them to end users, sales of our products would decline.

—

Our intellectual property is integral to our business. If we are unable to protect our patents and proprietary rights in the United States and foreign countries, our business could be adversely affected.

Corporate Information

We were originally incorporated in the State of Delaware in June 2006 as Marrone Organic Innovations, Inc. Our principal executive offices are located at 2121 Second St. Suite A-107, Davis, CA 95618. Our telephone number is (530) 750-2800. Our website address is www.marronebioinnovations.com. The reference to our website is an inactive textual reference only, the information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

—	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

—	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

—	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

—

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Trade Names

Except as context otherwise requires, references in this prospectus to our products, such as Regalia, refer collectively to all formulations of the respective product, such as Regalia Maxx or Regalia SC, and all trade names under which our distributors sell such products internationally, such as Sakalia.

Our logos, “GrandevoTM,” “OpportuneTM,” “Regalia®,” “VenerateTM”, “Zequanox®” and other trade names, trademarks or service marks of Marrone Bio Innovations, Inc. appearing in this prospectus are the property of Marrone Bio Innovations, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We intend to use the net proceeds from this offering primarily for capital expenditures, including to acquire and retrofit a manufacturing facility, working capital and other general corporate purposes. In addition, we may use a portion of the proceeds from this offering to repay certain outstanding debt. See “Use of Proceeds.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to approximately shares of our common stock being offered for sale to certain persons and entities that have relationships with us. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq symbol	MBIO

The number of shares of our common stock to be outstanding after this offering is based on              shares outstanding as of April 30, 2012, on an as converted basis, and excludes:

—	5,179,218 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.4799 per share;

—

600,000 shares of Series C convertible preferred stock issuable upon exercise of an outstanding warrant with an exercise price of $2.50 per share, which will terminate within one year of completion of this offering in accordance with its terms if not earlier exercised;

—	216,249 shares of common stock available for future grant under our 2011 Stock Plan; and

—

                 shares of common stock that will be available for future grant under our 2012 Stock Incentive Plan, which will become effective on the date of the completion of this offering, and additional shares of common stock that will be available for future grant under the automatic increase provisions of our 2012 Stock Incentive Plan (see “Executive Compensation—2012 Stock Incentive Plan”).

Except as otherwise indicated, all information in this prospectus assumes:

—	a -for- reverse stock split effective on , 2012;

—	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering

—	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 26,689,339 shares of common stock immediately prior to the completion of this offering;

—

the issuance of              shares of common stock, based on the assumed initial public offering price set forth on the cover of this prospectus, upon the net exercise, at the completion of this offering, of outstanding warrants, which would otherwise expire upon the completion of this offering, to purchase 48,157 shares of Series A and Series B convertible preferred stock with a weighted average exercise price of $1.2771 per share;

—

the automatic conversion of all outstanding convertible notes, based on an assumed conversion price of $          per share, which is 70% of the assumed initial public offering price set forth on the cover of this prospectus, into an aggregate of                  shares of common stock immediately after the completion of this offering;

—	no other exercise of options or warrants subsequent to April 30, 2012; and

—	no exercise of the underwriters’ option to purchase up to additional shares of common stock from us at the initial public offering price.

SUMMARY FINANCIAL DATA

The following tables summarize the financial data for our business. You should read this summary financial data in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Financial Statements and related notes, all included elsewhere in this prospectus.

We have derived the statement of operations data for the fiscal years ended December 31, 2010 and 2011 and our balance sheet data as of December 31, 2011 from our audited financial statements and related notes included elsewhere in this prospectus. We have derived the statement of operations data for the fiscal year ended December 31, 2009 from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

Statement of Operations Data:

	Fiscal Year
	2009	2010	2011
	(in thousands, except per share data)
Revenues:
Product	$1,087	$3,697		$5,194
License(1)	–	–		57

Total revenues	1,087	3,697		5,251
Cost of product revenues	732	1,738		2,172

Gross profit	355	1,959		3,079
Operating expenses:
Research and development(2)	4,330	5,563		9,410
Selling, general and administrative(2)	3,296	4,353		6,793

Total operating expenses	7,626	9,916		16,203
Loss from operations	(7,271)	(7,957)		(13,124)
Other income (expense):
Interest income	97	22		22
Interest expense	(73)	(102)		(88)
Other income (expense)(3)	5	1		10

Total other income (expense) – net	29	(79)		(56)

Net loss	(7,242)	(8,036)		(13,180)

Net loss per common share:
Basic and diluted	$(1.96)	$(2.10)		$(3.39)

Weighted average shares outstanding in computing net loss per common share:
Basic and diluted	3,686	3,832		3,888

Pro forma net loss per common share(4):
Basic and diluted			$	( )

Weighted average shares outstanding pro forma:
Basic and diluted

(1)	We also receive payments under strategic collaboration and distribution agreements under which we provide third parties with exclusive development, marketing and distribution rights. These payments are initially classified in deferred revenue and recognized as revenue over the exclusivity period. Please see Note 2 to our financial statements for an explanation of the method used to calculate license revenues.

(2)	Includes share-based compensation expense attributable to employees and non-employees as follows:

	Fiscal Year

	2009	2010	2011

	(in thousands)
Research and development	$18	$61	$85
Selling, general and administrative	46	86	186

Total share-based compensation expense	$64	$147	$271

(3)	Refers to the change in fair value of financial instruments. We account for the outstanding warrants exercisable into shares of our Series A convertible preferred stock and Series B convertible preferred stock as liability instruments, as the Series A convertible preferred stock and Series B convertible preferred stock into which these warrants are convertible are contingently redeemable upon the occurrence of certain events or transactions. We adjust the warrant instruments to fair value at each reporting period with the change in fair value recorded in the statements of operations. We do not expect these charges to continue after the completion of this offering because the warrants will expire under their terms at such time. See “Management’s Discussion and Analysis—Key Components of Our Results of Operations—Other Income (Expense).”
(4)	The pro forma net loss per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our preferred stock and convertible notes into common stock as though the conversion had occurred on the original date of issuance and the exercise of warrants which would otherwise expire upon completion of this offering, using the treasury method. As we have losses in all periods presented, all potentially dilutive common shares comprising of stock options, warrants, preferred stock and convertible notes are anti-dilutive. Additionally, the net loss used to compute pro forma basic and diluted net loss per share includes: (i) mark-to-market adjustments related to changes in the fair value of financial instruments, (ii) adjustment to reverse the fair value charge on the issuance of convertible notes and warrants and (iii) adjustment to reflect the automatic conversion of all outstanding convertible notes, based upon an assumed conversion price equal to 70% of the assumed initial public offering price set forth on the cover of this prospectus, into shares of our common stock

Balance Sheet Data:

The balance sheet data as of December 31, 2011 in the table below is presented:

—	on an actual basis;

—

on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock, (ii) the issuance in March and April 2012 of $8.1 million of convertible notes, the entry in March 2012 into a $0.5 million term loan agreement and the issuance in April 2012 of a $10.0 million promissory note and a warrant to purchase 600,000 shares of Series C convertible preferred stock, (iii) the issuance of shares of common stock upon the net exercise, at the completion of this offering and based upon the assumed initial public offering price set forth on the cover of this prospectus, of all outstanding Series A and Series B convertible preferred stock warrants, which would otherwise expire upon the completion of this offering, (iv) the automatic conversion of all outstanding convertible notes, based upon an assumed conversion price equal to 70% of the assumed initial public offering price set forth on the cover of this prospectus, into shares of our common stock, and (v) the reclassification of the preferred stock warrant liability to total stockholders’ (deficit) equity, as if each had occurred at December 31, 2011; and

—

on a pro forma as adjusted basis, giving further effect to our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $         per share (the mid-point of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable to us.

	As of December 31, 2011
	Actual	Pro Forma		Pro Forma As Adjusted(1)
		(in thousands) (unaudited)
Cash and cash equivalents	$2,215	$		$
Short-term investments	2,000
Total assets	9,818
Debt and capital leases	806
Preferred stock warrant liability	27		–		–
Total liabilities	4,306
Convertible preferred stock	39,612		–		–
Total stockholders’ (deficit) equity	(34,100)

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus would increase or decrease, as applicable, cash and cash equivalents, total assets and total stockholders’ (deficit) equity by $        , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, total assets and total stockholders’ (deficit) equity from this offering by $        , assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks Relating to Our Business and Strategy

We have a limited operating history, have incurred significant losses to date and anticipate continuing to incur losses in the future, and we may not achieve or maintain profitability.

We are an early stage company with a limited operating history, and we only recently began commercializing our products. We have incurred operating losses since our inception in June 2006, and we expect to continue to incur operating losses for the foreseeable future. At December 31, 2011, we had an accumulated deficit of $34.7 million. For the year ended December 31, 2011, we had a net loss of $13.2 million. As a result, we will need to generate significant revenue to achieve and maintain profitability. If our revenues grow slower than anticipated, or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price.

Through April 30, 2012, we have derived substantially all of our revenue from sales of Regalia and, in part, from payments under strategic collaboration and development agreements for the achievement of testing validation, regulatory progress and commercialization events. Accordingly, there is only a limited basis upon which to evaluate our business and prospects. Our future success depends, in part, on our ability to market and sell other products, such as Grandevo and Zequanox, as well as our ability to increase sales of Regalia. An investor in our stock should consider the challenges, expenses, and difficulties we will face as a company seeking to develop and manufacture new types of products in a relatively established market. We expect to derive future revenues primarily from sales of Regalia, Grandevo, Zequanox and other products, but we cannot guarantee the magnitude of such sales, if any. We expect to continue to devote substantial resources to expand our research and development activities, further increase manufacturing capabilities and expand our sales and marketing activities for the further commercialization of Regalia, Grandevo, Zequanox and other product candidates. We expect to incur additional losses for the next several years and may never become profitable.

Our products are in the early stages of commercialization, and our business may fail if we are not able to successfully generate significant revenues from these products.

Our future success will depend in part on our ability to commercialize the natural pest management and plant health product candidates we are developing. Our initial sales of our latest formulation of Regalia and our initial formulation of Grandevo occurred in the fourth quarter of 2009 and the fourth quarter of 2011 respectively, and we expect to begin selling Zequanox in the second half of 2012. Our near-term development focus is on Opportune, which received EPA approval in April 2012, and Venerate, which has been submitted for EPA registration. In addition, as of April 30, 2012, we have identified 20 additional product candidates using our proprietary discovery process, and we currently are focusing our development and commercialization efforts on three of these product candidates.

Successful development of our product candidates will require significant additional investment, including costs associated with research and development, completing field trials and obtaining regulatory approval, as well as the ability to manufacture our products in large quantities at acceptable costs while also preserving high product quality. Difficulties often encountered in scaling up production include problems involving production yields, quality control and assurance, shortage of qualified personnel, production costs and process controls. In addition, we are subject to inherent risks associated with new products and technologies. These risks include the possibility that any product candidate may:

—	be found unsafe;

—	be ineffective or less effective than anticipated;

—	fail to receive necessary regulatory approvals;

—	be difficult to competitively price relative to alternative pest management solutions;

—	be harmful to consumers, growers, farm workers or the environment;

—	be harmful to crops when used in conjunction with traditional chemical pesticides;

—	be difficult or impossible to manufacture on an economically viable scale;

—	be subject to supply chain constraints for raw materials;

—	fail to be developed and accepted by the market prior to the successful marketing of similar products by competitors;

—	be impossible to market because it infringes on the proprietary rights of third parties; or

—	be too expensive for commercial use.

If our ongoing or future field trials are unsuccessful, we may be unable to obtain regulatory approval of, or commercialize, our products on a timely basis.

The successful completion of multiple field trials in domestic and foreign locations on various crops and water infrastructures is critical to the success of our product development and marketing efforts. If our ongoing or future field trials are unsuccessful or produce inconsistent results or unanticipated adverse side effects on crops or on non-target organisms, or if we are unable to collect reliable data, regulatory approval of our products could be delayed or we may be unable to commercialize our products. In addition, more than one growing or treatment season may be required to collect sufficient data and we may need to collect data from different geographies to prove performance for customer adoption. Although we have conducted successful field trials on a broad range of crops, we cannot be certain that additional field trials conducted on a greater number of acres, or on crops for which we have not yet conducted field trials, will be successful. Moreover, the results of our ongoing and future field trials are subject to a number of conditions beyond our control, including weather-related events such as drought or floods, severe heat or frost, hail, tornadoes and hurricanes. Generally, we pay third parties, such as growers, consultants and universities, to conduct field tests on our behalf. Incompatible crop treatment practices or misapplication of our products by these third parties could interfere with the success of our field trials.

Our inability to obtain regulatory approvals, or to comply with ongoing and changing regulatory requirements, could delay or prevent sales of the products we are developing and commercializing.

The field testing, manufacture, sale and use of pest management products, including Regalia, Grandevo, Zequanox and other products we are developing, are extensively regulated by the EPA and state, local and foreign governmental authorities. These regulations substantially increase the time and cost associated with bringing our products to market. If we do not receive the necessary governmental approvals to test, manufacture and market our products, or if regulatory authorities revoke our approvals, do not grant approvals in a timely manner or grant approvals subject to restrictions on their use, we may be unable to sell our products in the United States or other jurisdictions, which would result in our future revenues being less than anticipated.

We have received approval from the EPA for the active ingredients and certain end product formulations for Regalia, Grandevo, Zequanox and Opportune. As we introduce new formulations of and applications for our products, we will need to seek EPA approval prior to commercial sale. For any such approval, the EPA may require us to fulfill certain conditions within a specified period of time following initial approval. We are also required to obtain regulatory approval from other state and foreign regulatory authorities before we market our products in their jurisdictions. Some of these states and foreign countries may apply different criteria than the EPA in their approval processes. Although federal pesticide law preempts separate state and local pesticide registration requirements to some extent, state and local governments retain authority to control pesticide use within their borders.

There can be no assurance that we will be able to obtain regulatory approval for marketing our additional products or new product formulations and applications we are developing. Although the EPA has in place a registration procedure for biopesticides like Regalia that is streamlined in comparison to the registration procedure for conventional chemical pesticides, with faster timeframes for approval, in part as a result of the Pesticide Registration Improvement Act, there can be no assurance that all of our products or product extensions will be eligible for this streamlined procedure or that additional requirements will not be mandated by the EPA that could make the procedure more time consuming and costly for our future products.

Additionally, for California state registration and registration in jurisdictions outside of the United States, all products need to be proven efficacious, which requires costly testing and a favorable result is not assured. Because many of the products that may be sold by us must be registered with one or more government agencies, the registration process can be time consuming and expensive, and there is no guarantee that the product will obtain all needed registrations. We have intentionally obtained registration in some jurisdictions and not in others. California is one of the largest and most important producers of agricultural products in the world. Because of its stringent regulation of pesticides and environmental focus, we also view California as one of the most natural and attractive markets for our products. Given California’s stringent regulations, it is possible that we may have products that have been registered in the EPA, other states and foreign countries, but which may not be sold in California. If this were to occur, our business would be harmed.

Even if we obtain all necessary regulatory approvals to market and sell our products, they will be subject to continuing review and extensive regulatory requirements. The EPA, as well as state and foreign regulatory authorities, could withdraw a previously approved product from the market upon receipt of newly discovered information, including an inability to comply with their regulatory requirements or the occurrence of unanticipated problems with our products, or for other reasons.

Customers may not adopt our natural pest management and plant health products as quickly as we are projecting.

Customers in the crop production sector and the water treatment sector are generally cautious in their adoption of new products and technologies. Growers often require on-farm demonstrations of a given pest management or plant health product. Initial purchases of the product tend to be conservative, with the grower testing on a small portion of their overall crop. As the product is proven, growers incorporate the product into their rotational programs and deploy it on a greater percentage of their operations. As a result, large scale adoption can take several growing seasons. Water treatment products must also pass efficacy and ecology tests. In addition, given the relative novelty of our water treatment products, consumers of those products will require education on their use, which may delay their adoption.

The high level of competition in the pesticide market may result in pricing pressure, reduced margins or the inability of our products to achieve market acceptance.

The markets for pest management products are intensely competitive, rapidly changing and undergoing consolidation. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for our products.

Many entities are engaged in developing pest management products. Our competitors include major multinational agrichemical companies such as BASF, Bayer, Dow Chemical, DuPont, Monsanto, Sumitomo Chemical, Syngenta and specialized biopesticide and biotechnology companies such as AgraQuest, Arysta, Certis USA and Valent Biosciences. Many of these organizations have longer operating histories, significantly greater resources, greater brand recognition, and a larger base of customers than we do. As a result, they may be able to devote greater resources to the manufacture, promotion or sale of their products, receive greater resources and support from independent distributors, initiate or withstand substantial price competition or more readily take advantage of acquisition or other opportunities. Further, many of the large agrichemical companies have a more diversified product offering than we do, which may give these companies an advantage in meeting customers’ needs by enabling them to offer a broader range of pest management solutions.

The market for our natural pest management and plant health products is underdeveloped, which may make it difficult to effectively market or price our products.

The market for natural pest management products is underdeveloped when compared with conventional chemical pesticides. Certain of our products, such as Zequanox, currently have few or no competitors, making it difficult to determine how we should determine their pricing. We may not be able to charge as much for such products as we currently plan. In addition, customers have historically perceived natural pest management products as more expensive and less effective than conventional chemical pesticides. To succeed, we will need to continue to change that perception. To the extent that the market for natural pest management products does not further develop or customers elect to continue to purchase and rely on conventional chemical pesticides, our market opportunity will be limited.

Public perception of consuming food with microbial residues and public perception of releasing microorganisms into the environment could damage our reputation and adversely impact sales of our microbial products.

We believe maintaining our strong reputation and favorable image with distributors, direct customers and end users will be a key component in our success. Although there has been a long history of safe use of natural pest management products based on microorganisms, adverse public reaction to the microbial nature of our products could harm our potential sales. In addition, perceptions that the products we produce and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. For example, companies are frequently subject to litigation and negative press related to the release of chemicals into water systems, and our Zequanox water treatment product may be subject to public scrutiny. Public perception that our products are not safe, whether justified or not, could impair our reputation, involve us in litigation, damage our brand names and have a material adverse effect on our business.

Our business is seasonal and subject to weather conditions and other factors beyond our control, which may cause our operating results to fluctuate significantly quarterly and annually.

Our sales are expected to be seasonal. Sales of pest management products used for crop protection, including our products, are dependent on planting and growing seasons, climatic conditions and other variables, which vary from year to year and quarter to quarter. As a result, we have historically experienced both seasonal patterns and substantial fluctuations in quarterly sales. We expect that this seasonality will continue, as sales of our natural pest management products will typically be higher in our second and fourth fiscal quarters, which correlates with the stage at which the crops our natural pest management products serve are typically sprayed with pesticides. However, our rapid growth to date and our early stage of development makes it difficult to evaluate the true level of seasonality in our business, and it is possible that our business may be more seasonal, or experience seasonality in different periods, than anticipated. For example, in 2011, we experienced higher sales in the first quarter than in the second, and these types of atypical quarterly fluctuations may continue to occur.

In addition, sales of products for treatment of invasive mussels are concentrated during periods of increased mussel growth and feeding activity, which we believe occurs from June through September in the eastern United States, Canada and Europe and from April through October in the southwestern United States, and if sales of Zequanox become a significant component of our revenue, the separate seasonal sales cycles could cause further shifts in our quarterly revenue. Furthermore, weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought or fire, also affect decisions by our distributors, direct customers and end users about the types and amounts of pest management products to purchase and the timing of use of such products. In particular, certain parts of the United States, including California and Florida, are currently experiencing abnormally low rainfall or drought, and if these conditions persist, it could adversely affect our sales of Regalia. Disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results.

In contrast, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based in part on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations could cause significant changes in our operating results from quarter to quarter, which could result in uncertainty surrounding our level of earnings and possibly a decrease in our stock price. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant distributor transactions, the delay or deferral of use of our products and the fiscal or quarterly budget cycles of our distributors, direct customers and end users. For example, customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time or time their purchases to manage their inventories, which may cause significant fluctuations in our operating results for a particular quarter or year.

If we are unable to identify new product candidates through our product development process, we may not achieve or maintain profitability.

Our future success will depend in part on our ability to improve our existing products and to utilize our product development process to identify and commercialize natural compounds with pesticidal activity. As of April 30, 2012, we have screened more than 16,000 microorganisms and 350 plant extracts, and we have identified multiple product candidates that display activity against insects, nematodes, weeds, plant diseases and invasive species such as zebra and quagga mussels, aquatic weeds and algae. Only a small number of these candidates are likely to provide viable commercial candidates and an even more limited number, if any, are likely to be commercialized by us. A failure by us to continue identifying natural compounds with pesticidal or plant health promoting activity could make it difficult to grow our business. In addition, we may continue to expand our product offerings through in-licensing of microorganisms and plant extracts. There is no assurance that these attempts will be successful. Licensing of products requires identification of new products or determination of new applications for existing products and a willingness on the product owner to license the product. If we are unable to identify or in-license additional microorganisms, natural product compounds or product candidates, we may be unable to develop new products or generate revenues.

Our results of operations will be affected by the level of royalty payments that we are required to pay to third parties.

We are a party to license agreements that require us to remit royalty payments related to in-licensed microorganisms and plant extracts for certain of our products, such as Regalia, Grandevo and Zequanox. The amount of royalties that we could owe under these license agreements ranges from 2% to 5% of net product revenues. We cannot precisely predict the amount, if any, of royalties we will owe in the future, and if our calculations of royalty payments are incorrect, we may owe more royalties, which could negatively affect our results of operations. As our product sales increase, we may, from time-to-time, disagree with our third-party collaborators as to the appropriate royalties owed and the resolution of such disputes may be costly and may consume management’s time. Furthermore, we may enter into additional license agreements in the future, which may also include royalty payments.

We rely on third parties for the production and processing of our products. If these parties do not produce and process our products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our development and commercialization efforts could be delayed or otherwise negatively impacted.

We do not own or control facilities that can produce our microbial and plant extract-based products other than at a small scale. As such, we rely, and we expect to continue to rely on third parties for the production of our products. Our reliance on third parties to manufacture our products presents significant risks to us, including the following:

—	reduced control over delivery schedules, yields and product reliability;

—	price increases;

—	the failure of a key manufacturer to perform its obligations to us for technical, market or other reasons;

—	challenges presented by introducing our fermentation processes to new manufacturers or deploying them in new facilities;

—	difficulties in establishing additional manufactures if we are presented with the need to transfer our manufacturing process technologies to them;

—	misappropriation of our intellectual property; and

—	other risks in potentially meeting our product commercialization schedule or satisfying the requirements of our distributors, direct customers and end users.

We have not yet entered into any long-term manufacturing or supply agreements for any of our products, and we will need to enter into additional agreements for the commercial development, manufacturing and sale of our products. There can be no assurance that we can do so on favorable terms, if at all.

While our products have been produced in quantities sufficient to meet commercial demand for Regalia, our current and anticipated future dependence upon others for the production of our products may adversely affect our ability to develop and commercialize any products on a timely and competitive basis. If manufacturing capacity is reduced or eliminated at one or more of our third-party manufacturers’ facilities, we could have difficulties fulfilling our customer orders, and our net revenue and results of operations could decline.

We must accurately forecast demand for our products to obtain adequate and cost-effective capacity from our third-party manufacturers and to purchase certain of the raw materials used in our products at cost-effective rates. Our third-party manufacturers are not required to supply us products until we place and they accept our purchase orders, which generally occurs approximately one month prior to the anticipated product delivery date based on our own rolling forecasts. Our purchase orders may not be accepted and our third-party manufacturers may not be willing to provide us with additional products on a timely basis if they prioritize orders placed by other companies, many of whom are more established than us and order larger volumes of products. In addition, while raw material orders are generally placed one month in advance, because certain of the raw materials used in our products are in short supply or are subject to capacity demands, we place some raw material orders approximately six months in advance to avoid paying higher prices. Accordingly, if we inaccurately forecast demand for our products, we may be unable to meet our customers’ delivery requirements, or we may accumulate excess inventories of products and raw materials.

We may experience significant delays in financing, purchasing and retrofitting a large commercial manufacturing facility to produce natural pest management and plant health products, which could result in harm to our business and prospects.

Our business plan contemplates acquiring significant internal commercial manufacturing capacity. Using a portion of the proceeds from this offering, we anticipate acquiring an existing manufacturing facility and retrofitting such a facility to manufacture our natural pest management and plant health products, but if we do not, we will need to construct our own facility or otherwise secure access to capacity significantly greater than what we have previously used as we commercialize our products.

Given our decision to purchase and retrofit an existing facility, or to construct our own facility, we will need to complete design and other plans needed for the retrofit or construction of such facility, and secure the requisite permits, licenses and other governmental approvals, and we may not be successful in doing so. The retrofit or construction of any such facility will have to be completed on a timely basis and within an acceptable budget. If we encounter significant delays, cost overruns, engineering problems, equipment supply constraints or other serious challenges in bringing the facility online, we may be unable to meet our production goals in the time frame we have planned. We may not be successful in producing the amount and quality of product we anticipate in such plant and our results of operations may suffer as a result. Further, if we do not acquire and successfully retrofit an internal manufacturing facility, we must continue to rely on various third party contract manufacturers, which will reduce our ability to control product quality and the speed and timing of manufacturing, protect our proprietary position in our products and lower our manufacturing costs.

If we decide to purchase and retrofit an existing facility, such facility may have existing environmental liabilities associated with it that may also result in successor liabilities for us. In addition, some of the employees currently employed by any such facility may remain employed with us after our purchase of such facility. To the extent the employees of such facility are, or historically were, represented by a labor union, we may, as a result, experience higher employee costs and increased risk of work stoppages.

Failure to achieve expected manufacturing yields for our products could negatively impact our operating results.

Low yields may result from either product design, development stage or process technology failures. We do not know whether a yield problem exists until our products are manufactured based on our design. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield deficiencies may not be identified until well into the production process. We anticipate retrofitting or constructing a new, high volume manufacturing facility using a portion of the proceeds from this offering, and we may experience delays or product yield issues as this facility comes online. In the event we continue to rely on third party manufacturers, resolution of yield problems requires cooperation among, and communication between, us and our manufacturers. We have limited experience producing a number of our products at commercial scale, and we will not succeed if we cannot maintain or decrease our production costs and effectively scale our technology and manufacturing processes.

We rely on a single supplier based in China for a key ingredient of Regalia.

The active ingredient in our Regalia product is derived from the giant knotweed plant, which we obtain from China. Our single supplier performs an extraction process on this plant and creates a dried extract that is shipped to our third party manufacturer in the United States. A disruption at our supplier’s manufacturing site or a disruption in trade between the United States and China could negatively impact sales of Regalia. We currently use one supplier and there can be no assurance that we will continue to be able to obtain dried extract from China at a competitive price point.

We have limited experience in marketing and selling our products and will need to expand our sales and marketing infrastructure.

We currently have limited sales and marketing experience and capabilities. As of April 30, 2012, we employed 29 full-time sales and marketing personnel, 10 of which focus on technical support and demonstration and research field trials. We will need to further develop our sales and marketing capabilities in order to successfully commercialize Regalia, Grandevo, Zequanox, Opportune, Venerate and other products we are developing, which may involve substantial costs. Our internal sales and marketing staff consists primarily of sales and marketing specialists and field development specialists who are trained to educate growers and independent distributors on the uses and benefits of our products. These specialists require a high level of technical expertise and knowledge regarding the capabilities of our products compared with other pest management products and techniques. There can be no assurance that our specialists and other members of our sales and marketing team will successfully compete against the sales and marketing teams of our current and future competitors, many of which may have more established relationships with distributors and growers. Our inability to recruit, train and retain sales and marketing personnel or their inability to effectively market and sell the products we are developing could impair our ability to gain market acceptance of our products and cause our sales to suffer.

If we are unable to maintain and further establish successful relations with the third-party distributors that are our principal customers, or they do not focus adequate resources on selling our products or are unsuccessful in selling them to end users, sales of our products would decline.

In the United States, we rely on independent distributors of agrichemicals such as Crop Production Services, Helena Chemical and Wilbur Ellis to distribute and assist us with the marketing and sale of Regalia, Grandevo and other products we are developing. These distributors are our principal customers, and our future revenue growth will depend in large part on our success in establishing and maintaining this sales and distribution channel. If our distributors are unable to sell our products, or receive negative feedback from end users, they may not continue to purchase or market our products. In addition, our products are often combined with other pesticides. If our products are improperly combined with other pesticides they may damage the treated plants, and, even when properly combined, our products may be blamed for damage caused by these other pesticides. Any such issues could damage our brand or reputation.

In addition, there can be no assurance that our distributors will focus adequate resources on selling our products to end users or will be successful in selling them. Many of our potential distributors are in the business of distributing and sometimes manufacturing other, possibly competing, pest management products. As a result, these distributors may perceive our products as a threat to various product lines currently being distributed or manufactured by them. In addition, these distributors may earn higher margins by selling competing products or combinations of competing products. If we are unable to establish or maintain successful relationships with independent distributors, we will need to further develop our own sales and distribution capabilities, which would be expensive and time-consuming and the success of which would be uncertain.

If we are unable to manage our anticipated growth effectively and efficiently, our business could be harmed.

As we add manufacturing, marketing, sales, field development and other personnel, both domestically and internationally, and expand our research and development capabilities and enhance our manufacturing capacity, our operating expenses and capital requirements will increase. Our ability to manage our growth effectively and efficiently requires us to continue to forecast accurately our sales, manufacturing requirements and human resource needs, manage our expenses and expend funds to improve our operational, financial and management controls, reporting systems and procedures. In addition, we must effectively expand, train and manage our employee base. If we are unable to manage our anticipated growth effectively and efficiently, our business could be harmed.

We are dependent on a limited number of distributors.

Our current revenues are derived from a limited number of key customers, each of which serves as a third-party distributor to our products’ end users. For the year ended December 31, 2011, our top three distributors accounted for 66% of our total revenues, with Crop Production Services, Helena Chemical and Wilbur Ellis accounting for 39%, 17% and 10% of our total revenues, respectively. We expect a limited number of distributors to continue to account for a significant portion of our revenues for the foreseeable future. This customer concentration increases the risk of quarterly fluctuations in our revenues and operating results. The loss or reduction of business from one or a combination of our significant distributors could materially adversely affect our revenues, financial condition and results of operations.

We rely on the experience and expertise of our senior management team and other key personnel, and if we are unable to recruit or retain qualified personnel, our development and commercialization efforts may be significantly delayed.

We depend heavily on the principal members of our management, particularly Dr. Pamela G. Marrone, our founder, President and Chief Executive Officer, the loss of whose services might significantly delay or prevent the achievement of our scientific or business objectives. Although we maintain and are the beneficiary of $5.0 million in key person life insurance policies for the life of Dr. Marrone, we do not believe the proceeds would be adequate to compensate us for her loss.

As we expand our operations, we will need to hire additional qualified research and development and management personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive one. The market for qualified personnel, such as experienced fermentation engineers and formulation chemists, is very competitive because of the limited number of people available with the necessary technical skills and understanding of our technology and anticipated products. Our failure to hire and retain qualified personnel could impair our ability to meet our research and development and business objectives and adversely affect our results of operations and financial condition.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these scientific collaborators and can generally expect these individuals to devote only limited amounts of time to our activities. The inability of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these collaborators may have arrangements with other companies to assist those companies in developing technologies that may compete with our products.

Our intellectual property is integral to our business. If we are unable to protect our patents and proprietary rights in the United States and foreign countries, our business could be adversely affected.

Our success depends in part on our ability to obtain and maintain patent and other proprietary rights protection for our technologies and products in the United States and other countries. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. As of April 30, 2012, we had 20 pending U.S. patent applications covering our products, including microorganisms and natural product compounds, uses and related technologies. Also, as of April 30, 2012, we had acquired ownership of 2 foreign patents and had 75 pending foreign patent applications. We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive.

We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants, advisors and third party manufacturers. It is possible that these agreements may be breached and that any remedies for a breach will not make us whole. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite our efforts to protect these proprietary rights, our trade secret-protected know-how could fall into the public domain, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. We also cannot guarantee that other parties will not independently develop our knowhow or otherwise obtain access to our technologies.

For certain of our products, we hold co-exclusive licenses to certain of the intellectual property used to create the product. For example, we entered into a co-exclusive license agreement with the USDA for the use in the United States of the U.S.-issued patents relating to the Chromobacterium substugae bacteria on which Grandevo is based. A second company has also licensed the USDA’s patent and could attempt to use this bacteria to produce a product that is competitive to ours. We do not believe this company has submitted a competing product to the EPA, and we believe it would be difficult for them to do so without licensing technology we have developed. Nevertheless, were this company, or any other that also has the ability to use our co-licensed intellectual property, to introduce a competing product, our ability to sell our products could be harmed.

The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems and costs in protecting our proprietary rights in these foreign countries.

Our patents and those patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. We are not certain that our pending patent applications will be issued. Moreover, our competitors could challenge or circumvent our patents or pending patent applications. It is also not possible to patent and protect all knowledge and know-how associated with our products so there may be areas that are not protected such as certain formulations and manufacturing processes. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Third parties may misappropriate our microbial strains.

Third parties, including contract manufacturers, often have custody or control of our microbial strains. If our microbial strains were stolen, misappropriated or reverse engineered, they could be used by other parties who may be able to reproduce the microbial strains for their own commercial gain. If this were to occur, it would be difficult for us to challenge and prevent this type of use, especially in countries with limited intellectual property protection.

Other companies may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our products.

Our success depends in part on our ability to operate without infringing the patents and proprietary rights of third parties. Product development is inherently uncertain in a rapidly evolving technological environment such as ours in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. Patents issued to third parties may contain claims that conflict with our patents and that may place restrictions on the commercial viability of our products and technologies. Although we believe that our current products, product candidates and proprietary screening technology do not infringe the proprietary rights of any third parties, third parties could assert infringement claims against us in the future. Any litigation or interference proceedings, regardless of their outcome, would probably be costly and require significant time and attention of our key management and technical personnel. Litigation or interference proceedings could also force us to:

—	stop or delay using our proprietary screening technology;

—	stop or delay selling, manufacturing or using products that incorporate the challenged intellectual property;

—	pay damages; or

—	enter into licensing or royalty agreements that may be unavailable on acceptable terms.

If we fail to maintain and successfully manage our existing, or enter into new, strategic collaborations, we may not be able to expand commercial development and sales of many of our products.

Our ability to enter into, maintain and manage collaborations in our markets is fundamental to the success of our business. We currently have entered into various license agreements, research and development agreements, supply agreements and distribution agreements. We currently rely on our third parties for manufacturing and sales or marketing services and intend to continue to do so for the foreseeable future, and we intend to enter into other strategic agreements to produce, market and sell other products we develop. However, we may not be successful in entering into new collaborative arrangements with third parties for the production and sale and marketing of other products. Any failure to enter into new collaborative arrangements on favorable terms or to maintain or manage our existing collaborative arrangements could delay or hinder our ability to develop and commercialize our products and could increase our costs of development and commercialization.

We expect to derive a portion of our revenues from markets outside the United States, including Europe and Latin America, which will subject us to additional business risks.

Our success depends in part on our ability to expand internationally as we obtain regulatory approvals to market and sell our products in foreign countries. For the year ended December 31, 2011, international sales comprised 7% of total revenues, and we expect to increase the relative percentage of international sales in the future. We have been conducting field trials in Europe, Latin America, Africa and elsewhere. International expansion of our operations could impose substantial burdens on our resources, divert management’s attention from domestic operations and otherwise harm our business. Furthermore, international operations are subject to several inherent risks, especially different regulatory requirements and reduced protection of intellectual property rights that could adversely affect our ability to compete in international markets and have a negative effect on our operating results. Revenues generated outside the United States could also result in increased difficulty in collecting delinquent or unpaid accounts receivables, adverse tax consequences and currency fluctuations.

Our Zequanox product requires additional development, and during the initial commercialization of Zequanox, we will be relying on successful bidding for government contracts, which could require a longer sales cycle than the private sector.

Our Zequanox product is principally designed to kill invasive mussels that restrict critical water flow in industrial and power facilities and impinge on access to recreational waters. This product requires additional development to prove efficacy, and because this product will be used in open waters, it may also require additional ecological testing. We expect our initial sales of Zequanox will be to governmental agencies and regulated industries, which typically take longer to negotiate and approve contracts than the private sector. Further, we currently expect that our governmental sales may be subject to extensive testing and bidding procedures as well as uncertainties surrounding access to funding. Therefore, we anticipate that the sales cycle for Zequanox may be longer than that for our pest management products sold into agricultural markets.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or eliminate our research and development activities.

We may need to raise more money to continue our operations, and we may make significant capital expenditures in connection with scaling up our operations, including, for example, the purchase and retrofitting of a manufacturing facility. We may seek additional funds from public and private stock offerings, corporate collaborations and licenses, borrowings under lease lines of credit or other sources. Additional capital may not be available on terms acceptable to us, or at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. If we cannot raise more money when needed, we may have to reduce our capital expenditures, scale back our development of new products, reduce our workforce or license to others products that we otherwise would seek to commercialize ourselves. Moreover, our cash used in operations has exceeded cash generated from operations in each period since our inception. We used approximately $12.4 million of net cash in operating activities for the year ended December 31, 2011. In addition, for the years ended December 31, 2010 and 2011, we incurred expenses of $5.6 million and $9.4 million, respectively, for research and development. We expect that our current resources, together with the proceeds from this offering and future operating revenue, will be sufficient to fund operations for at least the next 24 months. We may attempt to raise additional capital due to market conditions or strategic considerations even if we have sufficient funds for planned operations.

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly to resolve.

Our research and development activities involve the controlled use of hazardous materials and biological waste. Some of these materials may be novel, including bacteria with novel properties and bacteria that produce biologically active compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. We cannot eliminate the risk of accidental contamination or discharge and any injury resulting from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources. We may have to incur significant costs to comply with future environmental laws and regulations. In addition, we cannot predict the impact of new governmental regulations that might have an adverse effect on the research, development, production and marketing of our products. We may be required to incur significant costs to comply with current or future laws or regulations. Our business may be harmed by the cost of compliance.

In addition, our collaborators may use hazardous materials in connection with our collaborative efforts. To our knowledge, their work is performed in accordance with applicable biosafety regulations. In the event of a lawsuit or investigation, however, we could be held responsible for any injury caused to persons or property by exposure to, or release of, hazardous materials used by these parties. Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations.

Any decline in U.S. agricultural production could have a material adverse effect on the market for pesticides, and on our results of operations and financial.

Conditions in the U.S. agricultural industry significantly impact our operating results. The U.S. agricultural industry can be affected by a number of factors, including weather patterns and field conditions, current and projected grain inventories and prices, domestic and international demand for U.S. agricultural products and U.S. and foreign policies regarding trade in agricultural products. State and federal governmental policies, including farm subsidies and commodity support programs, as well as the prices of fertilizer products, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of pesticides for particular agricultural applications. There are various proposals pending before the U.S. congress to cut or eliminate various agricultural subsidies. If such proposals are implemented, they may adversely impact the U.S. agricultural industry and suppliers to that industry, such as us.

If a natural disaster strikes our facilities, our business may suffer.

Our Davis, California headquarters and facility is located near a known earthquake fault. The impact of a major earthquake or other natural disaster, including floods, on our facilities, infrastructure and overall operations is difficult to predict and any natural disaster could seriously disrupt our entire business process. In addition, Regalia is produced by a third party manufacturer in Florida in a location that could be impacted by hurricane activity, and certain of our raw materials are sourced in China, which is subject to risks associated with uncertain political, economic and other conditions, such as the outbreak of contagious diseases and natural disasters. The insurance we maintain may not be adequate to cover our losses resulting from natural disasters or other business interruptions. Although these risks have not materially adversely affected our business, financial condition or results of operations to date, there can be no assurance that such risks will not do so in the future.

Inability to comply with regulations applicable to our facilities and procedures could delay, limit or prevent our research and development or manufacturing activities.

Our research and development and manufacturing facilities and procedures are subject to continual review and periodic inspection. We must spend funds, time and effort in the areas of production, safety and quality control and assurance to ensure full technical compliance with the regulations applicable to these facilities and procedures. If the EPA or another regulatory body determines that we are not in compliance with these regulations, regulatory approval of our products could be delayed or we may be required to limit or cease our research and development or manufacturing activities or pay a monetary fine. If we are required to limit or cease our research and development activities, our ability to develop new products would be impaired. In addition, if we are required to limit or cease our manufacturing activities, our ability to produce our products in commercial quantities would be impaired or prohibited, which would harm our business.

We may be exposed to product liability and remediation claims, which could harm our business.

We may be held liable for, or incur costs to settle, liability and remediation claims if any products we develop, or any products that use or incorporate any of our technologies, cause injury or are found unsuitable during product testing, manufacturing, marketing, sale or use. These risks exist even with respect to products that have received, or may in the future receive, regulatory approval, registration or clearance for commercial use. We cannot guarantee that we will be able to avoid product liability exposure.

We currently maintain product liability insurance at levels we believe are sufficient and consistent with industry standards for companies at our stage of development. We cannot guarantee that our product liability insurance is adequate and, at any time, it is possible that this insurance coverage may not be available on commercially reasonable terms or at all. A product liability claim could result in liability to us greater than our assets or insurance coverage. Moreover, even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time and attention to those matters, which could harm our business

In addition, the use of certain natural pest management and plant health products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations, may require users to post notices on properties to which products have been or will be applied, may require notification to individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot provide assurance that our products will not cause injury to crops, the environment or people under all circumstances. For example, our products may be improperly combined with other pesticides or, even when properly combined, our products may be blamed for damage caused by these other pesticides. The costs of remediation or products liability could materially adversely affect our future quarterly or annual operating results.

Our ability to use our net operating loss carry-forwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2011, we had approximately $31.4 million of federal and $31.5 million state operating loss carry-forwards available to offset future taxable income, which expire in varying amounts beginning in 2026 for federal and 2016 for state purposes if unused. It is possible that we will not generate taxable income in time to use these loss carry-forwards before their expiration. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carry-forwards to offset future taxable income. We completed a Section 382 analysis as of December 31, 2011 and concluded that approximately $0.5 million in federal net operating losses are expected to expire prior to utilization as a result of our previous ownership changes and corresponding annual limitations. Although an analysis has not been completed, we believe that a similar amount of state net operating losses would also expire prior to utilization. We have not updated our Section 382 analysis to consider events since December 31, 2011, including the effect of our issuance of convertible notes in March and April 2012 and this offering. Our existing net operating loss carry-forwards or credits may be subject to significant limitations due to these events. Our inability to use these net operating loss carry-forwards as a result of the Section 382 limitations could harm our financial condition.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, which could subject us to civil or criminal penalties.

The complex legal and regulatory environment exposes us to compliance and litigation costs and risks that could materially affect our operations and financial results. These laws and regulations may change, sometimes significantly, as a result of political or economic events. They include environmental laws and regulations, tax laws and regulations, import and export laws and regulations, government contracting laws and regulations, labor and employment laws and regulations, and securities and exchange laws and regulations (and other laws applicable to publicly-traded companies such as the Foreign Corrupt Practices Act). In addition, proposed laws and regulations in these and other areas could affect the cost of our business operations. We face the risk of changes in both domestic and foreign laws regarding trade, potential loss of proprietary information due to piracy, misappropriation or foreign laws that may be less protective of our intellectual property rights. Violations of any of these laws and regulations could subject us to criminal or civil enforcement actions, any of which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to this Offering and Ownership of our Common Stock

The concentration of our capital stock ownership with our executive officers and directors, and their respective affiliates, will limit your ability to influence corporate matters.

We anticipate that immediately following the completion of this offering, based on share ownership as of April 30, 2012, our executive officers and directors and their affiliates will beneficially own or control, directly or indirectly, an aggregate of           shares, or           %, of our common stock. This concentrated control will limit your ability to influence some corporate matters and could result in some corporate actions that our other stockholders do not view as beneficial, such as failure to approve change of control transactions that could offer holders of our common stock a premium over the market value of our company. As a result, the market price of our common stock could be adversely affected.

Our common stock may experience extreme price and volume fluctuations, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, our common stock has not been traded in a public market. In addition, we are an early stage company with a limited operating history and a history of losses. As a result, we cannot predict the extent to which a trading market will develop following this offering or how liquid that market might become. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

—	quarterly variations in our results of operations, those of our competitors or those of our customers;

—	announcements of technological innovations, new products or services or new commercial relationships by us or our competitors;

—	our ability to develop and market new products on a timely basis;

—	disruption to our operations;

—	media reports and publications about pest management products;

—	announcements concerning our competitors or the pest management industry in general;

—	our entry into, modification of or termination of key license, research and development or collaborative agreements;

—	new regulatory pronouncements and changes in regulatory guidelines or the status of our regulatory approvals;

—	general and industry-specific economic conditions;

—	any major change in our board of directors or management;

—	commencement of, or our involvement in, litigation;

—	changes in financial estimates including our ability to meet our future net revenue and operating profit or loss projections; and

—	changes in earnings estimates or recommendations by securities analysts.

In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management’s attention and resources and harm our business.

If securities or industry analysts do not publish research or reports about our business or our industry, or publish negative reports about our business or our industry, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business, our industry or our competitors. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, change their opinion of the prospects for our company in a negative manner, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have           million shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

We, our executive officers and directors, and our other existing security holders have agreed, subject to certain exceptions, not to sell or transfer any common stock, or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus, without first obtaining written consent of each of Goldman, Sachs & Co. and Barclays Capital Inc., representatives of the underwriters. See “Underwriting.”

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Market

or %	Immediately after completion of this offering

or %	180 days after the date of this prospectus

or %	From time to time after the date 180 days after the date of this prospectus

In the future, we may also issue our securities in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock, which would result in dilution.

We will have broad discretion in how we use the net proceeds from this offering.

We currently intend to use the net proceeds from this offering for capital expenditures, including to acquire and retrofit a manufacturing facility, working capital and other general corporate purposes, including sales, general and administrative and research and development matters as described in the “Use of Proceeds” section of this prospectus. We may also use a portion of our net proceeds to repay certain outstanding debt, acquire or invest in other businesses or products or to obtain rights to other technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment. You may not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, investors purchasing shares of common stock in this offering will contribute       % of the total amount invested to date to fund us, but will own only         % of the shares of common stock outstanding, based on the assumed initial public offering price of $         per share, which is the mid-point of the range listed on the cover of this prospectus. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012, which we refer to as the JOBS Act. For as long as we continue to be an emerging growth company we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging public companies, which includes, among other things:

—	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

—	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

—	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

—

exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary after our initial public offering, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (ii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies. We have made an irrevocable decision to opt out of this extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company.”

We have never operated as a public company. As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. It is likely that we will need to hire additional staff in the areas of investor relations, legal and accounting to operate as a public company. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As described above, as an emerging growth company, we will not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

When the available exemptions under the JOBS Act, as described above, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

—

the right of our board of directors to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

—	the establishment of a classified board of directors requiring that only a subset of the members of our board of directors be elected at each annual meeting of stockholders;

—	the prohibition of cumulative voting in our election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

—

the requirement that stockholders provide advance notice to nominate individuals for election to our board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company;

—

the ability of our board of directors to issue, without stockholder approval, shares of undesignated preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us;

—	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

—	the inability of our stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

—	the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend, or repeal our bylaws;

—

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to repeal or adopt any provision of our certificate of incorporation regarding the election of directors;

—	the required approval of the holders of at least 80% of such shares to amend or repeal the provisions of our bylaws regarding the election and classification of directors; and

—	the required approval of the holders of at least a majority of the shares entitled to vote at an election of directors to remove directors without cause.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

—	our plans to target our existing products for new markets and for new uses and applications;

—	our plans with respect to initial sales of new products, including Zequanox;

—

our ability and plans to screen, source, develop, register and commercialize additional new product candidates and bring new products to market across multiple categories faster and at a lower cost than other developers of pest management products, and in particular products that are allowed for use by organic farmers;

—	our expectations regarding registering new products and new formulations and expanded use labels for existing products, including submitting MBI-011, MBI-302 and MBI-601 to the EPA;

—	our belief that challenges facing the use of conventional chemical pesticides will continue to grow;

—

our beliefs regarding the growth of markets for, and unmet demand for, biopesticides, and in particular, our beliefs that the current trends will continue and that Zequanox presents a unique opportunity for generating long term revenue;

—	our beliefs regarding market adoption for our products;

—	our intention to leverage existing distribution arrangements and develop new collaborations to maintain existing sales and distribution channels and extend market access;

—	our expectation that we will sell Zequanox directly to U.S. power generation and industrial companies;

—

our anticipation that we will receive future payments under our strategic collaboration and development agreements for the achievement of testing validation, regulatory progress and commercialization events;

—	our plans to purchase and retrofit a manufacturing facility and our belief in the availability of such a facility on commercially reasonable terms;

—

our plans to grow our business and expand operations, including plans to hire additional qualified personnel and expectations that we will generate a significant portion of our revenues from international sales of our products and that our revenue stream will be increasingly diversified;

—

our intention to continue to devote significant resources toward our proprietary technology and research and development and the potential for pursuing acquisition and collaboration opportunities to gain access to third-party products and technologies;

—	our expectations that sales will be seasonal and regarding which seasons will result in the highest sales;

—	our ability to protect our intellectual property in the United States and abroad;

—	our belief in the sufficiency of our cash flows to meet our needs for 24 months following completion of this offering; and

—	our future financial and operating results.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be $            million, at an assumed initial public offering price of $            per share, which is the mid-point of the range listed on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the range reflected on the cover of this prospectus, would increase or decrease the net proceeds from this offering by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $     million, assuming an initial public offering price of $     per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease the net proceeds to us from this offering, after deducting assumed underwriting discounts and commissions, by $      , assuming an initial public offering price of $        per share, which is the midpoint of the range reflected on the cover of this prospectus.

We intend to use the net proceeds from this offering for capital expenditures, including to acquire and retrofit a manufacturing facility, working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies. However, we do not have agreements reached or commitments made for any specific acquisitions of businesses, products or technologies at this time. We currently anticipate making aggregate capital expenditures of $15.4 to $20.0 million for the years ending December 31, 2012 and 2013, and we currently expect the largest portions of these anticipated capital expenditures will be allocated for the purchasing and retrofitting of a product manufacturing facility and purchasing equipment to facilitate our research and development efforts. We intend to fund a portion of these estimated investments with the proceeds of the offering, although as of the date of this prospectus, we cannot estimate the amount of net proceeds that will be used for the other purposes described above. In addition, we may use a portion of the proceeds from this offering to repay the then outstanding balance on our $10.0 million promissory note, which accrues interest at an annual rate of 15.0% and matures in April 2017.

The amounts and timing of our actual expenditures, including expenditures related to a new manufacturing facility, will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, the amount of cash generated or used by our operations and competitive pressures. We expect that our current resources, together with the proceeds from this offering and future operating revenue, will be sufficient to fund operations, including the expenditures described above, for at least the next 24 months.

Some of the other principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace and provide liquidity to existing stockholders. Creating a public market for our common stock will facilitate our ability to raise additional equity in the future and to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenues, our future expenses and any potential acquisitions that we may propose. Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short- and long-term interest-bearing investments, direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds. We cannot predict whether the proceeds invested will yield a favorable return for us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable law and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, an existing loan agreement restricts our ability to pay dividends on our capital stock in certain cases.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2011:

—	on an actual basis;

—

on a pro forma basis, giving effect to (i) the filing of our amended and restated certificate of incorporation, (ii) the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock, (iii) the issuance in March and April 2012 of $8.1 million of convertible notes, the entry in March 2012 into a $0.5 million term loan agreement and the issuance in April 2012 of a $10.0 million promissory note and a warrant to purchase 600,000 shares of Series C convertible preferred stock, (iv) the issuance of shares of common stock upon the net exercise, at the completion of this offering and based upon the assumed initial public offering price set forth on the cover of this prospectus, of all outstanding Series A and Series B convertible preferred stock warrants, which would otherwise expire upon the completion of this offering, (v) the automatic conversion of all outstanding convertible notes, based upon an assumed conversion price equal to 70% of the assumed initial public offering price set forth on the cover of this prospectus, into shares of our common stock, and (vi) the reclassification of the preferred stock warrant liability to additional paid-in capital, as if each had occurred at December 31, 2011; and

—

on a pro forma as adjusted basis, giving further effect to the sale by us of           shares of common stock in this offering at an assumed initial public offering price of $      per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Pro Forma		Pro Forma As Adjusted (1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$2,215	$		$

Preferred stock warrant liability	27		—		—
Capital leases, including current portion	294
Total debt, including current portion	512
Preferred stock:
Series A convertible preferred stock, $0.00001 par value; 4,673,827 shares authorized, 4,655,770 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	3,747		—		—

Series B convertible preferred stock, $0.00001 par value; 7,066,565 shares authorized, 7,036,465 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	10,758		—		—

Series C convertible preferred stock, $0.00001 par value; 15,350,000 shares authorized, 14,997,104 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	25,107		—		—

	As of December 31, 2011
	Actual	Pro Forma		Pro Forma As Adjusted (1)
	(in thousands, except share and per share data)

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—		—		—

Common stock, $0.00001 par value; 40,000,000 shares authorized, 3,915,585 shares issued and outstanding, actual;                         shares authorized pro forma and pro forma as adjusted,               shares issued and outstanding, pro forma,             shares issued and outstanding, pro forma as adjusted(2)

Additional paid-in capital	636

Accumulated deficit	(34,736)

Total stockholders’ equity (deficit)	(34,100)

Total capitalization	$6,345	$		$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ , assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us.
(2)	The number of shares of our common stock to be issued upon the conversion of all of our convertible notes depends on the initial public offering price in this offering. As further described in “Certain Relationships and Related Party Transactions,” the terms of the convertible notes provide that the convertible notes automatically convert into shares of our common stock in connection with a qualified initial public offering at a price per share equal to a 30% discount from the public offering price.

The pro forma and pro forma as adjusted share information in the table above includes the issuance of                 additional shares of common stock in connection with the conversion of our convertible notes based on an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover of this prospectus. In addition:

•	A $1.00 increase in the assumed initial public offering price would decrease the total number of shares issued upon the completion of this offering by shares;

•	A $1.00 decrease in the assumed initial public offering price would increase the total number of shares issued upon the completion of this offering by shares;

•	A $2.00 increase in the assumed initial public offering price would decrease the total number of shares issued upon the completion of this offering by shares;

•	A $2.00 decrease in the assumed initial public offering price would increase the total number of shares issued upon the completion of this offering by shares; and

•

More than a $2.00 decrease in the assumed initial public offering price would further increase the total number of shares issued upon the completion of this offering and more than a $2.00 increase in the assumed initial public offering price would further decrease the total number of shares issued upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on              shares outstanding as of December 31, 2011, on an as converted basis, and excludes:

—	4,343,882 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.3499 per share;

—	15,048 shares of common stock issuable upon exercise of then outstanding warrants, which subsequently terminated in April 2012 in accordance with their terms, with an exercise price of $0.8307;

—

600,000 shares of Series C convertible preferred stock issuable upon exercise of an outstanding warrant with an exercise price of $2.50 per share, which was issued in April 2012 and will terminate within one year of completion of this offering in accordance with its terms if not earlier exercised;

—	1,055,751 shares of common stock available for future grant under our 2011 Stock Plan; and

—

              shares of common stock that will be available for future grant under our 2012 Stock Incentive Plan, which will become effective on the date of the completion of this offering, and additional shares of common stock that will be available for future grant under the automatic increase provisions of our 2012 Stock Incentive Plan (see “Executive Compensation—2012 Stock Incentive Plan”).

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of December 31, 2011, our pro forma net tangible book value was approximately $               million, or $               per share of common stock. Pro forma net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the pro forma shares of common stock outstanding as of December 31, 2011, including the effect of (i) the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock, (ii) the issuance in March and April 2012 of $8.1 million of convertible notes, the entry in March 2012 into a $0.5 million term loan agreement and the issuance in April 2012 of a $10.0 million promissory note and a warrant to purchase 600,000 shares of Series C convertible preferred stock, (iii) the issuance of shares of common stock upon the net exercise, at the completion of this offering and based upon the assumed initial public offering price set forth on the cover of this prospectus, of all outstanding Series A and Series B convertible preferred stock warrants, which would otherwise expire upon the completion of this offering, (iv) the automatic conversion of all outstanding convertible notes, based upon an assumed conversion price equal to 70% of the assumed initial public offering price set forth on the cover of this prospectus, into shares of our common stock, and (v) the reclassification of the preferred stock warrant liability to additional paid-in capital, as if each had occurred at December 31, 2011. Our pro forma as adjusted net tangible book value further includes the impact of our sale of               shares of common stock in this offering at an assumed initial public offering price of $               per share, the mid-point of the price range set forth on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value at December 31, 2011 would have been $               million, or $               per share of common stock. This represents an immediate increase in pro forma net tangible book value of $               per share to existing stockholders and an immediate dilution of $               per share to new investors (in $ millions, except per share amounts):

Assumed initial public offering price per share of common stock		$

Pro forma net tangible book value per share as of December 31, 2011, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

A $1.00 increase in the initial public offering price of $     per share, the midpoint of the price range set forth on the cover of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $       and would increase dilution per share to new investors by approximately $      , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

A $1.00 decrease in the initial public offering price of $       per share, the midpoint of the price range set forth on the cover of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by approximately $       and would decrease dilution per share to new investors by approximately $      , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

A $2.00 increase in the initial public offering price of $       per share, the midpoint of the price range set forth on the cover of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $        and would increase dilution per share to new investors by approximately $      , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

A $2.00 decrease in the initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by approximately $         and would decrease dilution per share to new investors by approximately $        , assuming that the number shares offered by us, as set forth on the cover of this prospectus, remains the same

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $               per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $               per share. Further, if all outstanding options and warrants were also exercised in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $               per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $               per share.

The following table summarizes on a pro forma as adjusted basis as of December 31, 2011:

—	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

—

the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering price of $             per share (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

—	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	30,604,924	%		$40,245,154	%		$1.31
New investors						$

Total		100.0%	$		100.0%	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the total consideration paid to us by new investors by $         million and increase or decrease the percent of total consideration paid to us by new investors by approximately         %, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to         % of the total number of shares of our common stock outstanding, and the number of shares held by new investors would be                     or     % of the total number of shares of our common stock outstanding. In addition, if all outstanding options and warrants were also exercised in full, the number of shares held by the existing stockholders after this offering would be             or         % of the total number of shares of our common stock outstanding, and the number of shares held by new investors would be                 or                % of the total number of shares of our common stock outstanding.

Except as otherwise indicated, the amounts set forth above are based on                   shares of common stock outstanding as of December 31, 2011, on an as converted basis, and excludes:

—	4,343,882 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.3499 per share;

—	15,048 shares of common stock issuable upon exercise of then outstanding warrants, which subsequently terminated in April 2012 in accordance with their terms, with an exercise price of $0.8307;

—

600,000 shares of Series C convertible preferred stock issuable upon exercise of an outstanding warrant with an exercise price of $2.50 per share, which was issued in April 2012 and will terminate within one year of completion of this offering in accordance with its terms if not earlier exercised;

—	1,055,751 shares of common stock available for future grant under our 2011 Stock Plan; and

—

              shares of common stock that will be available for future grant under our 2012 Stock Incentive Plan, which will become effective on the date of the completion of this offering, and additional shares of common stock that will be available for future grant under the automatic increase provisions of our 2012 Stock Incentive Plan (see “Executive Compensation—2012 Stock Incentive Plan”).

SELECTED FINANCIAL DATA

We have derived the selected statement of operations data for the fiscal years ended December 31, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 from our audited financial statements and related notes included elsewhere in this prospectus. We have derived the selected statement of operations data for the fiscal year ended December 31, 2009 and the selected balance sheet data as of December 31, 2009 from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Statement of Operations Data:

	Fiscal Year
	2009	2010	2011
	(in thousands, except per share data)
Revenues:
Product	$1,087	$3,697		$5,194
License(1)	–	–		57

Total revenues	1,087	3,697		5,251
Cost of product revenues	732	1,738		2,172

Gross profit	355	1,959		3,079
Operating expenses:
Research and development(2)	4,330	5,563		9,410
Selling, general and administrative(2)	3,296	4,353		6,793

Total operating expenses	7,626	9,916		16,203
Loss from operations	(7,271)	(7,957)		(13,124)
Other income (expense):
Interest income	97	22		22
Interest expense	(73)	(102)		(88)
Other income (expense)(3)	5	1		10

Total other income (expense) – net	29	(79)		(56)

Net loss	(7,242)	(8,036)		(13,180)

Net loss per common share:
Basic and diluted	$(1.96)	$(2.10)		$(3.39)

Weighted average shares outstanding in computing net loss per common share:
Basic and diluted	3,686	3,832		3,888

Pro forma net loss per common share(4):
Basic and diluted			$	( )

Weighted average shares outstanding pro forma:
Basic and diluted

(1)	We also receive payments under strategic collaboration and distribution agreements under which we provide third parties with exclusive development, marketing and distribution rights. These payments are initially classified in deferred revenue and recognized as revenue over the exclusivity period. Please see Note 2 to our financial statements for an explanation of the method used to calculate license revenues.

(2)	Includes share-based compensation expense attributable to employees and non-employees as follows:

	Fiscal Year
	2009	2010	2011

	(in thousands)
Research and development	$18	$61	$85
Selling, general and administrative	46	86	186

Total share-based compensation expense	$64	$147	$271

(3)	Refers to the change in fair value of financial instruments. We account for the outstanding warrants exercisable into shares of our Series A convertible preferred stock and Series B convertible preferred stock as liability instruments, as the Series A convertible preferred stock and Series B convertible preferred stock into which these warrants are convertible are contingently redeemable upon the occurrence of certain events or transactions. We adjust the warrant instruments to fair value at each reporting period with the change in fair value recorded in the statements of operations. We do not expect these charges to continue after the completion of this offering because the warrants will expire under their terms at such time. See “Management’s Discussion and Analysis—Key Components of Our Results of Operations—Other Income (Expense).”
(4)	The pro forma net loss per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our preferred stock and convertible notes into common stock as though the conversion had occurred on the original date of issuance and the exercise of warrants which would otherwise expire upon completion of this offering, using the treasury method. As we have losses in all periods presented, all potentially dilutive common shares comprising of stock options, warrants, preferred stock and convertible notes are anti-dilutive. Additionally, the net loss used to compute pro forma basic and diluted net loss per share includes: (i) mark-to-market adjustments related to changes in the fair value of financial instruments, (ii) adjustment to reverse the fair value charge on the issuance of convertible notes and warrants and (iii) adjustment to reflect the automatic conversion of all outstanding convertible notes, based upon an assumed conversion price equal to 70% of the assumed initial public offering price set forth on the cover of this prospectus, into shares of our common stock

Balance Sheet Data:

	As of December 31,
	2009	2010	2011
	(in thousands)
Cash and cash equivalents	$1,282	$4,287	$2,215
Short-term investments	—	—	2,000
Working capital(1)	1,159	4,935	5,030
Total assets	3,542	7,937	9,818
Debt, convertible debt and capital leases	1,324	1,106	806
Preferred stock warrant liability	28	28	27
Total liabilities	2,367	2,689	4,306
Convertible preferred stock	14,505	26,452	39,612
Total stockholders’ (deficit)	(13,330)	(21,204)	(34,100)

(1)	Working capital is defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We make natural pest management and plant health products. Our products are comprised of naturally occurring microorganisms and plant extracts. We target the major markets that use conventional chemical pesticides, including agricultural and water markets, where our products are used as substitutes for, or in conjunction with, conventional chemical pesticides. We also target new markets for which there are no available conventional chemical pesticides or the use of conventional chemical products may not be desirable or permissible because of health and environmental concerns. Our current portfolio of EPA-approved and registered biopesticide products and our product pipeline address the growing global demand for effective, safe and environmentally responsible products.

Our research has shown that the global market for biopesticides is growing substantially faster than the overall market for pesticides. This demand is in part a result of conventional growers acknowledging that there are tangible benefits to adopting natural pest management products into integrated pest management (IPM) programs. We currently offer three products for commercial sale: Regalia, an initial formulation of which we began selling in the fourth quarter of 2008, Grandevo, an initial formulation of which we began selling in the fourth quarter of 2011, and Zequanox, which we expect to begin selling in the second half of 2012. In addition, we have one product candidate, Opportune, which received EPA approval in April 2012, and we have one product candidate, Venerate, which we have submitted to the EPA for registration. A large portion of our sales are currently attributable to conventional growers who use our natural pest management products either to replace conventional chemical pesticides or in conjunction with conventional chemical pesticides in IPM programs, which generally lowers the volume of conventional chemical pesticides used in their growing operations. In addition, a portion of our sales are attributable to organic farmers, who cannot use conventional pesticides and have few alternatives for pest management. We intend to continue to develop and commercialize natural pest management and plant health products that are allowed for use by organic farmers.

We sell our crop protection products to leading agrichemical distributors while also working directly with growers to create product demand. To date, we have marketed our natural pest management and plant health products for agricultural applications to U.S. growers, through distributors and our own sales force, and we have focused primarily on high value specialty crops such as grapes, citrus, tomatoes, leafy greens, vegetables and nuts. As we continue to demonstrate the efficacy of our natural pest management and plant health products on new crops or for new applications, we may either continue to sell our product through our in-house sales force or collaborate with third parties for distribution to select markets. For example, we anticipate that there may be a significant opportunity for selling Regalia as a yield enhancer for row crop markets, such as corn, cotton and soybeans, and we currently intend to use third parties for these sales. We have historically sold the significant majority of our products in the United States, although we have strategically launched Regalia in select international markets. For example, we launched Regalia in Ecuador and the United Kingdom in 2009, Turkey in 2010 and Mexico in 2011. We are continuing to form strategic collaborations with major agrichemical companies to accelerate our entry into Europe, Latin America, Middle East and Africa markets, where our international distributors are currently selling Regalia, as well as in Asia Pacific markets. As we launch our products internationally, we plan to continue leveraging our international distribution network, and in the longer term, we expect to generate a significant portion of our revenues from international sales of our products.

We currently market our water treatment product, Zequanox, through our sales and technical workforce to hydroelectric power generation companies, combustion power generation companies and industrial facilities at various geographical sites. We are also in discussions with several potential leaders in water treatment technology and applications regarding potential arrangements to sell Zequanox in the United States and international markets to supplement the efforts of our sales force. We intend to enter into distribution arrangements with third parties to market Zequanox internationally. We may enter into similar arrangements for distribution of Zequanox for use in certain applications such as treatment of lakes, aqueducts and drinking water facilities in the United States. We believe that Zequanox presents a unique opportunity for generating long term revenue, as there are limited water treatment options available to date, most of which are time consuming, costly or subject to high levels of regulation.

Our strategy is to launch early formulations of our products to targeted customers under EPA-approved use labels, which list a limited number of crops and applications, to gather field data, gain product knowledge and get feedback to our research and development team while the EPA reviews new product formulations and expanded use labels for already approved formulations covering additional crops and applications. Based on these initial product launches, sales and demonstrations in additional regions and other tests and trials, we continue to enhance our products and submit product formulations and expanded use labels to the EPA. For example, we began sales of Regalia SC, an earlier formulation of Regalia, in the Florida fresh tomatoes market in 2008, while a more effective formulation of Regalia with an expanded use label, including listing for use in organic farming, was under review by the EPA. When approved, we launched this new formulation into the Southeast United States in 2009 and nationally in 2010. In 2011, we received EPA approval of a newly expanded Regalia label covering hundreds of crops and various new uses for applications to soil and through irrigation systems.

Our total revenues were $3.7 million and $5.3 million in the years ending December 31, 2010 and 2011, respectively, and have risen as growers have increasingly adopted our products. We generate our revenues primarily from product sales, which have been principally attributable to sales of Regalia. Sales of Regalia accounted for 88% and 95% of our total revenues in the years ending December 31, 2010 and 2011, respectively. Since 2011, we have also recognized revenues from our strategic collaboration and distribution agreements, which amounted to $0.1 million for the year ending December 31, 2011. We currently sell our crop protection products through the same leading agricultural distributors used by the major agrichemical companies. Three of these distributors accounted for 63% and 66% of our total revenues in the years ending December 31, 2010 and 2011, respectively. While we expect product sales to a limited number of distributors to continue to be our primary source of revenues, as we continue to develop our pipeline and introduce new products to the marketplace, we anticipate that our revenue stream will be diversified over a broader product portfolio and customer base.

Our cost of product revenues was $1.7 million and $2.2 million in the years ending December 31, 2010 and 2011, respectively. Cost of product revenues consists principally of the cost of raw materials, including inventory costs and third-party services related to procuring, processing, formulating, packaging and shipping our products. We expect our cost of product revenues to increase as we expand sales of Regalia and Grandevo and begin sales of Zequanox.

Our research and development expenses have historically comprised a significant portion of our operating expenses, amounting to $5.6 million and $9.4 million in the years ending December 31, 2010 and 2011, respectively. We intend to continue to devote significant resources toward our proprietary technology and adding to our pipeline of natural pest management and plant health products using our proprietary discovery process, sourcing and commercialization expertise and rapid and efficient development process.

Selling, general and administrative expenses incurred to establish and build our market presence and business infrastructure have comprised the remainder of our operating expenses, amounting to $4.4 million and $6.8 million in the years ending December 31, 2010 and 2011, respectively. We expect that in the future, our selling, general and administrative expenses will increase due to our expanded product portfolio.

Historically, we have funded our operations from the issuance of shares of common stock, preferred stock, warrants and convertible notes, the issuance of debt and entry into financing arrangements, product sales, payments under strategic collaboration and distribution agreements and government grants, but we have experienced significant losses as we invested heavily in research and development. As of December 31, 2011, we had an accumulated deficit of $34.7 million. We incurred net losses of $8.0 million and $13.2 million in the years ended December 31, 2010 and 2011, respectively.

We expect to incur additional losses related to our investment in the continued development, expansion and marketing of our product portfolio.

Key Components of Our Results of Operations

Product Revenues

Product revenues consist of revenues generated from sales to distributors and from sales of our products to direct customers, net of rebates, sales allowances and cash discounts. Historically, our product revenues have been primarily derived from sales of Regalia, and to a lesser extent from sales of Grandevo and our first product, GreenMatch, an organic herbicide that we elected to discontinue marketing in 2011 to focus on more attractive opportunities and products. In the future, we expect that sales of Grandevo and other products, such as Zequanox, will comprise a significant portion of product revenues. Product revenues in the United States constituted 100% and 92% of our total product revenues in years ended December 31, 2010 and 2011, respectively. Product revenues constituted 100% and 99% of our total revenues in the years ended December 31, 2010 and 2011, respectively.

License Revenues

License revenues generally consist of revenues recognized under our strategic collaboration and distribution agreements for exclusive distribution rights for certain geographic markets or for market segments that we are not addressing directly through our internal sales force. Our strategic collaboration and distribution agreements generally outline overall business plans and include payments we receive at signing and for the achievement of testing validation, regulatory progress and commercialization events. As these activities and payments are associated with exclusive rights that we provide over the term of the strategic collaboration and distribution agreements, revenues related to the payments received are deferred and recognized as revenues over the term of the exclusive period of the respective agreement. For the years ended December 31, 2010 and 2011, license revenues constituted 0% and 1% of total revenues, respectively.

Cost of Product Revenues and Gross Profit

Cost of product revenues consists principally of the cost of raw materials, including inventory costs and third-party services related to procuring, processing, formulating, packaging and shipping our products. Gross profit is the difference between total revenues and the cost of product revenues. Gross margin is the gross profit as expressed as a percentage of revenues. Some of our products have been developed from product candidates we discovered while others came from technologies in-licensed from third parties. For those products based on technology in-licensed from third parties, we typically make royalty payments based on net product revenues, with royalty rates varying by product and ranging between 2% and 5% of net sales, subject in certain cases to aggregate dollar caps. These royalty payments are included in cost of product revenues, but they have historically not been significant. In addition, costs associated with license revenue have been included in cost of product revenues, as they have not been significant.

We expect to see increases in gross profit over the life cycle of each of our products because gross margin will be increased over time as production processes improve and gain efficiencies and we increase product yields. Accordingly, while we expect margins to improve on a product-by-product basis, our overall gross margins will decline from time to time as we introduce new products. In particular, we expect a near-term decline in overall gross margins as we expand sales of Grandevo and begin to sell Zequanox and if we introduce Opportune, our EPA-approved bioherbicide. Gross profit has been and will continue to be affected by a variety of factors, including product manufacturing yields, changes in product production processes, new product introductions, product mix and average selling prices.

To date, we have relied on third parties for the production of our products. This production arrangement has allowed us to achieve attractive gross margins for Regalia, a plant extract-based product, and we currently intend to continue to rely on third parties for the manufacture of this product. However, as we expand our operations, and particularly as we begin mass production of our fermentation-based products such as Grandevo and Zequanox, we believe it would be beneficial to acquire greater control of our manufacturing facilities in order to better manage scale-up processes, institute process changes more efficiently, protect our intellectual property and lower our costs, Accordingly, using a portion of the proceeds from this offering, we plan to acquire and manage our own fermentation manufacturing operations for our fermentation-based products.

Research and Development

Research and development expenses principally consist of personnel costs, including wages, benefits and share-based compensation, related to our research and development staff in support of product discovery and development activities. Research and development expenses also include costs incurred for laboratory supplies, field trials and toxicology tests, quality control assessment, consultants, and facility and related overhead costs. We have received grants and funding for our research from federal governmental entities. We recognize amounts under these grants as an offset to our overall research and development expenses as services under the grant are performed. These grants totaled $0.5 million and $0.2 million for the years ended December 31, 2010 and 2011, respectively.

We expect to increase our investments in research and development by hiring additional research and development staff, increasing the number of third-party field trials and toxicology tests for developing additional products and expanding uses for existing products. As a result, we expect that our research and development expenses will increase in absolute dollars for the foreseeable future. As our sales increase, we expect our research and development expenses to decrease as a percentage of total revenues, although, we could experience quarterly fluctuations.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel costs, including wages, benefits and share-based compensation, related to our executive, sales, marketing, finance and human resources personnel, as well as professional fees, including legal and accounting fees and other selling costs incurred related to business development and to building product and brand awareness. We create brand awareness through programs such as speaking at industry events, trade show displays, and hosting local-level grower and distributor meetings. In addition, we dedicate significant resources to technical marketing literature, targeted advertising in print and online media, webinars and radio advertising. Costs related to these activities, including travel, are included in selling expenses. Our administrative expenses have increased in recent periods in preparation for becoming a public company.

We expect our selling expenses to increase in the near term, both in absolute dollars and as a percent of revenue, particularly as we market and sell new products or product formulations to the marketplace. In the long term, we expect our selling, general and administrative expenses to decline as a percent of revenue. We expect our overall selling, general and administrative expenses to increase in absolute dollars in order to drive product sales, and we will incur significant additional expenses associated with operating as a public company. Such increases may include increased insurance premiums, investor relations expenses, legal and accounting fees associated with the expansion of our business and corporate governance, financial reporting expenses, and expenses related to Sarbanes-Oxley and other regulatory compliance obligations. We expect to hire additional personnel, particularly in the area of general and administrative activities to support the growth of the business.

Interest Expense

We recognize interest expense on notes payable and other debt obligations. In March and April 2012, we issued $8.1 million in convertible notes and entered into a $0.5 million term loan, and in April 2012, we issued a $10.0 million promissory note. Accordingly, we expect our interest expense to increase both in absolute terms and as a percentage of revenue in the near term. Immediately following the completion of this offering, the convertible notes will convert into shares of our common stock. Accordingly, we will cease to incur the interest expense associated with these convertible notes. In addition, we may use a portion of the proceeds from this offering to repay the $10.0 million promissory note, which would further reduce our interest expense following the completion of this offering. Please see “—Liquidity and Capital Resources” for a discussion of the convertible notes, term loan and promissory note.

Interest Income

Interest income consists primarily of interest earned on investments and cash balances. Our interest income will vary each reporting period depending on our average investment and cash balances during the period and market interest rates. We expect interest income to fluctuate in the future with changes in average investment and cash balances and market interest rates.

Other Income (Expense)

Other income (expense) consists of the change in fair value of financial instruments. We account for the outstanding warrants exercisable into shares of our Series A convertible preferred stock and Series B convertible preferred stock as liability instruments, as the Series A convertible preferred stock and Series B convertible preferred stock into which these warrants are convertible are contingently redeemable upon the occurrence of certain events or transactions. We adjust the warrant instruments to fair value at each reporting period with the change in fair value recorded in the statements of operations. We have not incurred significant charges related to the fair value of our financial instruments. We do not expect these charges to continue after the completion of this offering because the warrants will expire under their terms at such time. In addition to our warrants, we also incur other expense relating to the $8.1 million of convertible notes we issued in March and April 2012 because the conversion price of the convertible notes is based on the price for this offering and will not be fixed until such price is set. We expect to incur more significant charges for change in fair value of financial instruments relating to these convertible notes beginning with our first fiscal quarter of 2012, but we do not expect these charges to continue after the completion of this offering because the notes will automatically convert into shares of our common stock at such time.

Income Tax Provision

Since our inception, we have been subject to income taxes principally in the United States. We anticipate that as we further expand our sales into foreign countries, we will become subject to taxation based on the foreign statutory rates and our effective tax rate could fluctuate accordingly.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2011, based on the available information, it is more likely than not that our deferred tax assets will not be realized, and accordingly we have taken a full valuation allowance against all of our United States deferred tax assets.

As of December 31, 2011, we had net operating loss carry-forwards for federal income tax reporting purposes of approximately $31.4 million, which begin to expire in 2026, and state net operating loss carry-forwards of approximately $31.5 million, which begin to expire in 2016. Additionally, as of December 31, 2011, we had federal research and development tax credits carry-forwards of approximately $0.8 million, which begin to expire in 2026, and state research and development tax credit carry-forwards of approximately $0.7 million, which have no expiration date.

Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an “ownership change,” as defined in Section 382 of the U.S. Internal Revenue Code of 1986, as amended. We have completed a Section 382 analysis as of December 31, 2011, and have concluded that approximately $0.5 million in limitations are expected to be placed on these carry-forwards as a result of our previous ownership changes. We have not updated our Section 382 analysis to consider events since December 31, 2011, including the effect of our issuance of convertible notes in March 2012 and this offering. Our existing net operating loss carry-forwards or credits may be subject to significant limitations due to these events. Our inability to use these net operating loss carry-forwards as a result of the Section 382 limitations could harm our financial condition.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues:

	Fiscal Year
	2010	2011
Revenues:
Product	100%	99%
License	–	1

Total revenues	100	100
Cost of product revenues	47	41

Gross profit	53	59
Operating expenses:
Research and development	150	179
Selling, general and administrative	118	129

Total operating expenses	268	308
Loss from operations	(215)	(249)
Other income (expense):
Interest income	1	–
Interest expense	(3)	(2)
Other income (expense)	–	–

Total other income (expense) – net	(2)	(2)

Net loss	(217)%	(251)%

Comparison of Twelve Months Ended December 31, 2010 and 2011

Product Revenues

	Fiscal Year
	2010	2011
	(dollars in thousands)
Product revenues	$3,697	$5,194
% of total revenues	100%	99%

Product revenues increased by approximately $1.5 million, or 40%, as a result of a $1.7 million increase in Regalia sales, including $0.4 million related to an increase in international sales of this product, of which $1.6 million was attributable to larger volume of products sold and $0.1 million was attributable to an increase in our sales price for Regalia in the United States. We also recognized immaterial revenues in fiscal year 2011 from initial sales of Grandevo, which we began selling in October of that year. The increased revenues due to sales of Regalia was partially offset by a $0.2 million decrease in sales of our GreenMatch product, which we elected to discontinue marketing in mid-2011 to focus on more attractive opportunities and products.

License Revenues

	Fiscal Year
	2010	2011
	(dollars in thousands)
License revenues	$–	$57
% of total revenues	–%	1%

We did not recognize any license revenues in 2010. We recognized license revenues of $0.1 million in 2011 related to certain strategic collaboration and distribution agreements.

Cost of Product Revenues and Gross Profit

	Fiscal Year
	2010	2011
	(dollars in thousands)
Costs of product revenues	$1,738	$2,172
% of total revenues	47%	41%
Gross profit	$1,959	$3,079
% of total revenues (gross margin)	53%	59%

Our cost of product revenues increased by $0.4 million, or 25%, due to a $0.6 million increase in Regalia product costs, offset by a $0.2 million decrease in GreenMatch product costs.

Gross profit increased by $1.1 million, or 57%, due to an increase in sales of our products and year-over-year improvements in our production yields and efficiency primarily related to sales of Regalia.

Research and Development

	Fiscal Year
	2010	2011
	(dollars in thousands)
Research and development	$5,563	$9,410
% of total revenues	150%	179%

Research and development expense increased by $3.8 million, or 69%, attributable to an increase of approximately $2.5 million in direct testing costs, $1.0 million in employee-related expenses driven by increased headcount and $0.3 million in supplies, materials and other costs. Our direct testing costs in fiscal year 2011 were primarily driven by $1.2 million related to full scale hydroelectric power plant product demonstration tests of Zequanox and $0.7 million related to other trials and testing.

Selling, General and Administrative Expenses

	Fiscal Year
	2010	2011
	(dollars in thousands)
Selling, general and administrative	$4,353	$6,793
% of product sales revenues	118%	129%

Selling, general and administrative expenses increased by $2.4 million, or 56%. Of the increase, $0.9 million was employee-related driven by increased headcount, $0.8 million was attributable to outside services such as marketing and professional services, $0.3 million was travel-related and $0.4 million was attributable to supplies, facilities and other costs.

Other Expense

	Fiscal Year
	2010	2011
	(in thousands)
Interest income	$22	$22
Interest expense	(102)	(88)
Other income	1	10

Total other income (expense) – net	$(79)	$(56)

Interest income for fiscal year 2010 and fiscal year 2011, consisting primarily of interest on cash and short term investments, was largely unchanged. Interest expense decreased slightly in fiscal year 2011 due to lower outstanding average debt balances as compared to fiscal year 2010. Other income was immaterial in fiscal year 2010 and fiscal 2011.

Quarterly Results and Seasonality

The following tables set forth our unaudited statements of operations for each of the four quarters covering fiscal year 2011 and fiscal year 2010, both in terms of dollars and as a percentage of net revenue. The quarterly data have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth below. You should read this information together with our financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the operating results expected in future reporting periods.

Fiscal Year 2010:

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands)
Revenues:
Product	$814	$1,125	$757	$1,001
License	–	–	–	–

Total revenues	814	1,125	757	1,001
Cost of product revenues	368	525	338	507

Gross profit	446	600	419	494
Operating expenses:
Research and development	1,317	1,566	1,122	1,558
Selling, general and administrative	1,026	1,078	1,094	1,155

Total operating expenses	2,343	2,644	2,216	2,713

Loss from operations	(1,897)	(2,044)	(1,797)	(2,219)
Other income (expense):
Interest income	2	10	8	2
Interest expense	(25)	(31)	(20)	(26)
Other income (expense)	(5)	–	–	6

Total other income (expense) – net	(28)	(21)	(12)	(18)

Net loss	$(1,925)	$(2,065)	$(1,809)	$(2,237)

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues:
Product	100%	100%	100%	100%
License	–	–	–	–

Total revenues	100	100	100	100
Cost of product revenues	45	47	45	51

Gross profit	55	53	55	49
Operating expenses:
Research and development	162	139	148	156
Selling, general and administrative	126	96	145	115

Total operating expenses	288	235	293	271

Loss from operations	(233)	(182)	(238)	(222)
Other income (expense):
Interest income	–	1	1	–
Interest expense	(3)	(3)	(2)	(2)
Other income (expense)	–	–	–	1

Total other income (expense) – net	(3)	(2)	(1)	(1)

Net loss	(236)%	(184)%	(239)%	(223)%

Fiscal Year 2011:

	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in thousands)
Revenues:
Product	$1,934	$1,070	$993	$1,197
License	–	–	13	44

Total revenues	1,934	1,070	1,006	1,241
Cost of product revenues	777	462	401	532

Gross profit	1,157	608	605	709
Operating expenses:
Research and development	1,641	2,547	2,542	2,680
Selling, general and administrative	1,471	1,642	1,699	1,981

Total operating expenses	3,112	4,189	4,241	4,661

Loss from operations	(1,955)	(3,581)	(3,636)	(3,952)
Other income (expense):
Interest income	1	2	7	12
Interest expense	(23)	(25)	(15)	(25)
Other income (expense)	5	4	0	1

Total other income (expense) – net	(17)	(19)	(8)	(12)

Net loss	$(1,972)	$(3,600)	$(3,644)	$(3,964)

	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011

Revenues:
Product	100%	100%	99%	96%
License	–	–	1	4

Total revenues	100	100	100	100
Cost of product revenues	40	43	40	43

Gross profit	60	57	60	57
Operating expenses:
Research and development	85	238	253	216
Selling, general and administrative	76	154	169	160

Total operating expenses	161	392	422	376

Loss from operations	(101)	(335)	(362)	(319)
Other income (expense):
Interest income	–	–	1	1
Interest expense	(1)	(2)	(1)	(1)
Other income (expense)	–	1	–	–

Total other income (expense) – net	(1)	(1)	–	–

Net loss	(102)%	(336)%	(362)%	(319)%

The sale of pesticides, including our natural pest management products, is dependent upon planting seasons, growing seasons and weather, each of which vary from year to year. As a result, we have historically experienced both seasonal patterns and substantial fluctuations in quarterly sales. We expect that this seasonality will continue, as sales of our natural pest management products will typically be higher in our second and fourth fiscal quarters, which correlates with the stage at which the crops our natural pest management products serve are typically sprayed with pesticides. We did not experience this seasonality trend from the first quarter of 2011 to the second quarter of 2011, because during the first quarter we announced a price increase to Regalia. We believe this announced price increase resulted in additional sales in the first quarter of 2011 as customers desired to purchase additional quantities of Regalia at lower prices, thereby pulling sales from the second quarter into the first.

Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought and fire, also affect the presence or absence of pests and plant diseases and the financial condition of growers, which in turn affects the timing and volume of pesticide sprays. Disruptions that cause delays by growers in planting and spraying can impact demand for our products, which would negatively affect the quarter and cause fluctuations in our operating results. In particular, certain parts of the United States, including California and Florida, are currently experiencing below average rainfall or drought, and if these conditions persist, it could adversely affect our sales of Regalia.

In addition, we expect that our sales of Zequanox will be seasonal. Invasive zebra and quagga mussels typically feed and reproduce at water temperatures above 59°F. Treatments to kill these mussels are therefore most effective from June through September in the eastern United States, Canada and Europe and from April through October in the southwestern United States along the mussel-infested lower Colorado River. We expect that until we initiate sales of Zequanox in the southern hemisphere, sales of Zequanox will not be significant during the months of November through March.

Products we may develop in the future may be countercyclical to weather impacts. For example, in areas or periods of high moisture, we expect the demand for fungicides to be relatively high. In drier weather when insects flourish, we expect the demand for insecticides to be relatively high, while demand for fungicides would be relatively low. As we increase our sales in our current markets, introduce new products, such as Zequanox, and we expand into new markets in different geographies, including the southern hemisphere, we expect that the magnitude of the seasonality of product revenues will decrease.

Our research and development costs increased significantly in the three months ending June 30, 2011 when compared with the three months ended March 31, 2011. The increase was primarily the result of the development and fermentation costs associated with our Zequanox product, which we began producing for full-scale demonstration trials at hydroelectric power facilities in May 2011.

Liquidity and Capital Resources

From our inception through April 30, 2012, our operations have been financed primarily by net proceeds of $47.5 million from the issuance of shares of common stock, preferred stock, warrants and convertible notes and $10.6 million from the issuance of debt and financing arrangements, as well as product sales, payments under strategic collaboration and distribution agreements and government grants. As of December 31, 2011, our cash and cash equivalents totaled $2.2 million and our short-term investments totaled $2.0 million. We believe our current cash and cash equivalents and short term investments, along with the proceeds from this offering, will be sufficient to satisfy our liquidity requirements for the next 24 months. Our liquidity may be negatively impacted as a result of slower than expected adoption of our products and higher than anticipated costs incurred in connection with acquiring and retrofitting a manufacturing facility using a portion of the proceeds from this offering. We have certain strategic collaboration and distribution agreements under which we receive payments for the achievement of testing validation, regulatory progress and commercialization events. As of April 30, 2012, we had received an aggregate of $1.3 million in payments under these agreements, and there were $3.9 million in payments under these agreements that we could potentially receive if the testing validation, regulatory progress and commercialization events occur.

Since our inception, we have incurred significant net losses, and, as of December 31, 2011, we had an accumulated deficit of $34.7 million, and we expect to incur additional losses related to the continued development and expansion of our business. For the years ended December 31, 2010 and 2011, we used $0.3 million and $0.4 million, respectively, in cash to fund capital expenditures related primarily to product discovery and development activities, biopesticide and herbicide production and operations, and sales and marketing. We currently anticipate making aggregate capital expenditures of $15.4 million to $20.0 million for the years ending December 31, 2012 and 2013, and we currently expect the largest portions of these anticipated capital expenditures will be allocated for the purchasing and retrofitting of a product manufacturing facility and purchasing equipment to facilitate our research and development efforts.

We had various convertible note and debt arrangements in place as of April 30, 2012, consisting of the following (dollars in thousands):

Description	Stated Annual Interest Rate	Principal Amount Balance	Payment/Maturity
Promissory Note(1)(2)	6.25%	$96	Monthly/May 2013

Promissory Note(3)(2)	7.00%	$354	Monthly/November 2014

Term Loan(4)(2)	7.00%	$500	Monthly/April 2016

Convertible Notes(5)	10.00%	$8,076	September 2013

Promissory Note(6)	15.00%	$10,000	Monthly/April 2017

(1)	In May 2008, we entered into a promissory note with Five Star Bank, which we repay at a rate of approximately $8,000 per month through maturity.
(2)	The debt is secured by all of our inventory, chattel paper, accounts, equipment and general intangibles (excluding certain financed equipment and any intellectual property). Among other things, a payment default with respect to this debt, as well as other events such as a default under other loans or agreements that would materially affect us, constitute events of default. Upon an event of default, Five Star Bank may declare the entire unpaid principal and interest immediately due and payable.
(3)	In March 2009, we entered into a promissory note with Five Star Bank, which we repay at a rate of $13,000 per month through maturity.
(4)	In March 2012, we entered into a term loan agreement with Five Star Bank. Under the agreement, the loan is callable at any time at the option of the holder upon 15 days’ notice, but prior to such a call, we are obligated to repay the loan at a rate of approximately $12,000 per month through maturity. The agreement replaced our existing revolving line of credit with the bank.
(5)	From March 2012 through April 2012, we completed the sale of convertible notes to 37 investors in a private placement. No payments are due under the convertible notes, but all principal and accrued interest become convertible into a new class of preferred stock at maturity, unless the notes have previously converted into other equity securities. The convertible notes and all principal and accrued interest will automatically convert into shares of our common stock upon completion of this offering at a conversion price equal to 70% of the initial public offering price. Among other things, an acceleration of the maturity of our other indebtedness, if not cured, may result in an event of default. See “Certain Relationships and Related Party Transactions—Issuance of Convertible Notes and Warrant Rights.”
(6)	In April 2012, we entered into a promissory note with Point Financial, Inc., which we will repay at a rate of approximately $238,000 per month through maturity. The promissory note is secured by all present and future accounts, chattel paper, goods, inventory, equipment, software, instruments, investment properties, documents, letter of credit rights, deposit accounts, general intangibles, records, real property and intellectual property. The promissory note may be prepaid by us upon 30 days’ notice. A related loan agreement requires compliance with certain restrictive covenants, including limitations on our ability to incur additional indebtedness, assign secured assets, make loans, engage in certain corporate transactions and declare dividends on our capital stock. The loan agreement also requires us to maintain no less than $3 million in cash commencing in January 2013. Our failure to perform or comply with certain covenants may result in an event of default, and upon an event of default, Point Financial, Inc. may declare the entire unpaid principal and interest immediately due and payable.

The following table sets forth a summary of our cash flows for the periods indicated:

	Fiscal Year
	2010	2011
	(in thousands)
Net cash used in operating activities	$(8,113)	$(12,425)
Net cash used in investing activities	(252)	(2,423)
Net cash provided by financing activities	11,370	12,776

Net increase (decrease) in cash and cash equivalents	$3,005	$(2,072)

Net Cash Used in Operating Activities

Net cash used in operating activities of $12.4 million during the twelve months ended December 31, 2011 primarily resulted from our net loss of $13.2 million (which includes $1.2 million spent on product demonstrations), and increases in inventory of $1.7 million and net increases in prepaid expenses and other assets and other liabilities of $0.6 million. This was offset by $0.5 million in depreciation and amortization expense, $0.3 million in share-based compensation expense, $0.8 million in deferred revenue, $0.7 million in accrued liabilities, $0.4 million in accounts payable, and $0.4 million in accounts receivable.

Net cash used in operating activities of $8.1 million during the twelve months ended December 31, 2010 primarily resulted from a net loss of $8.0 million and increases in accounts receivable and inventories of $0.4 million and $0.9 million, respectively, offset by an increase in accrued liabilities of $0.5 million, $0.4 million related to depreciation and amortization and $0.1 million related to share-based compensation.

Net Cash Used in Investing Activities

Net cash used in investing activities was $2.4 million and $0.3 million in the twelve months ended December 31, 2011 and 2010, respectively. Of these amounts, $0.4 million and $0.3 million were related to purchases of property and equipment to support growth in our operations in the twelve months ended December 31, 2011 and 2010, respectively. For 2011, $2.0 million in cash was used for the purchase of short-term certificates of deposit.

Net Cash Provided by Financing Activities

Net cash provided by financing activities of $12.8 million during the twelve months ended December 31, 2011 consisted primarily of $13.2 million from the issuance of preferred stock and $0.5 million in draws on our line of credit, partially offset by $0.9 million in payments on our line of credit, debt, and capital lease obligations.

Net cash provided by financing activities of $11.4 million during the twelve months ended December 31, 2010 consisted primarily of $11.4 million from the issuance of preferred stock, $0.4 million from the issuance of convertible notes payable, and $0.2 million in draws on our line of credit, partially offset by $0.8 million in payments on our line of credit, debt, and capital lease obligations.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2011:

	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(in thousands)
Operating lease obligations	$	1,147	$	392	$	705	$	50	$	—
Debt and capital equipment leases		814		398		401		15		—
Interest payments relating to debt and capital leases		67		41		25		1		—

Total	$	2,028	$	831	$	1,131	$	66	$	—

Operating leases consist of contractual obligations from agreements for non-cancelable office space and leases used to finance the acquisition of equipment. Debt and capital equipment leases and the interest payments relating thereto includes convertible notes, promissory notes and capital lease obligations.

Since December 31, 2011, we have not added any leases that would qualify as operating leases, but we have added $18.6 million in convertible note, debt and financing arrangements. See “—Liquidity and Capital Resources.”

Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2010 and 2011. While inflation can have the positive effect of increasing commodity prices and the prices of competitors’ conventional chemical pesticides and the negative effect of increasing our costs of raw materials and customers’ operating costs so that they attempt to minimize their pesticide inputs, these effects have not been material to date.

Off-Balance Sheet Arrangements

As of December 31, 2011, we have not been involved in any material off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Revenue Recognition

We recognize revenues when persuasive evidence of an arrangement exists, delivery and transfer of title has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured, unless contractual obligations, acceptance provisions or other contingencies exist. If such obligations or provisions exist, revenue is recognized after such obligations or provisions are fulfilled or expire.

Our sales are generally through distributors. For sales of products made to distributors, we consider a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when payment is received. These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor’s history of adhering to the terms of its contractual arrangements with us, whether we have a pattern of granting concessions for the benefit of the distributor, and whether there are other conditions that may indicate that the sale to the distributor is not substantive. We currently recognize revenue primarily on the sell-in method with our distributors. Distributors generally do not have price protection or return rights.

We offer certain product rebates, which are recorded as reductions to product revenues. An accrued liability for these product rebates is recorded at the time the revenues are recorded.

We recognize license revenues pursuant to strategic collaboration and distribution agreements under which we receive fees for the achievement of testing validation, regulatory progress and commercialization events. As these activities and payments are associated with exclusive rights that we provide in connection with strategic collaboration and distribution agreements over the term of the agreements, revenues related to the payments received are deferred and recognized as revenues over the term of the exclusive period of the respective agreement.

Deferred revenue represents transactions for which we have received payment from the customer but have not completed our obligations under the agreement with the customer as of the balance sheet date. Whether our obligations are completed can involve significant management judgment relating to the status of our obligations under the contract. During the year ended December 31, 2011, we received payments under these agreements totaling $833,000, of which $57,000 was recognized as license revenues in the statements of operations. At December 31, 2011, we had recorded current and non-current deferred revenues of $175,000 and $601,000, respectively, related to payments received under these agreements. No payments or revenues were recognized under these agreements during the year ended December 31, 2010. At December 31, 2011 and 2010, we had no deferred product revenues.

Fair Value of Financial Instruments

Fair value is defined as an exit price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A three-tier value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows: Level 1, observable inputs such as quoted prices in active markets; Level 2, inputs other than the quoted prices in active markets that are observable either directly or indirectly; and Level 3, unobservable inputs in which there is little or no market data, which requires that we develop our own assumptions. This hierarchy requires the use of observable data, when available, and minimizes the use of unobservable inputs when determining fair value.

Inventories

Inventories are stated at the lower of cost or market and include the cost of material and external labor and manufacturing costs. Cost is determined on the first-in, first-out basis. We provide for inventory reserves when conditions indicate that the selling price may be less than cost due to physical deterioration, obsolescence, changes in price levels, or other factors, which are included as a component of cost of product revenues. Additionally, we provide reserves for excess and slow-moving inventory on hand that are not expected to be sold to reduce the carrying amount of slow-moving inventory to its estimated net realizable value. The reserves are based upon estimates about future demand from our customers and distributors and market conditions.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent a deferred tax asset cannot be recognized under the preceding criteria, we establish valuation allowances as necessary to reduce deferred tax assets to the amounts expected to be realized. As of December 31, 2010 and 2011, all deferred tax assets were fully offset by a valuation allowance. Realization of our deferred tax assets is dependent upon future federal, state and foreign taxable income. Our judgments regarding deferred tax assets may change as we expand into international jurisdictions, due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require possible material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made.

We recognize liabilities for uncertain tax positions based upon a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Our policy is to analyze our tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction). As of December 31, 2010 and 2011, we have concluded that no uncertain tax positions were required to be recognized in our financial statements. Our accounting policy is that interest and penalties recognized are classified as part of our income taxes. Since we have not recorded any reserves related to unrecognized tax benefits, we have not recorded any interest or penalties in our provision for income taxes.

Preferred Stock Warrant Liability

We account for outstanding warrants exercisable into shares of our preferred stock as liability instruments as the preferred stock into which these warrants are convertible are contingently redeemable upon the occurrence of certain events or transactions. We adjust the warrant instruments to fair value at each reporting period with the change in fair value recorded in the statements of operations. Upon completion of this offering, we anticipate that we will have no warrants accounted for as liabilities.

Share-Based Compensation

We recognize share-based employee compensation expense for all stock options made to employees and directors based on estimated fair values.

We are required to estimate the fair value of stock options on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods using the straight-line method. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The estimated fair value of options vested during the years ended December 31, 2010 and 2011 was $158,000 and $228,000, respectively. The weighted-average estimated fair value of options granted during the years ended December 31, 2010 and 2011 was $0.23 and $0.25, respectively. During the years ended December 31, 2010 and 2011, we recorded share-based compensation expense of $147,000 and $271,000, respectively. As of December 31, 2011, the total share-based compensation expense related to unvested stock options granted to employees under our share-based compensation plans but not yet recognized was $479,000. These costs will be amortized to expense on a straight-line basis over a weighted-average remaining term of 3.4 years. We expect that $170,000 of these compensation costs will be amortized during fiscal year 2012.

For purposes of determining our historical share-based compensation expense, we used the Black-Scholes option-pricing model to calculate the estimated fair value of stock options on the measurement date (generally the grant date). This model requires inputs for the expected life of the option, estimated volatility factor, risk-free interest rate and expected dividend yield. Our estimates of forfeiture rates also affect the amount of aggregate compensation expense. These inputs are subjective and generally require significant judgment. For the years ended December 31, 2010 and 2011, we calculated the fair value of stock options granted using the following assumptions:

	Fiscal Year
	2010	2011

Expected life (years)	5.00-9.66	5.00-6.28
Estimated volatility factor	.65	.70
Risk-free interest rate	1.92-3.32%	0.86-2.40%
Expected dividend yield	0%	0%

We use the “simplified method” in accordance with Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment, and SAB No. 110, Simplified Method for Plain Vanilla Share Options, to develop the expected term of an employee stock option. Under this approach, the expected term of the option grant is presumed to be the mid-point between the vesting date and the contractual end of the option grant. We determine the estimated volatility factor based upon the trading history and volatilities of the common stock of comparable, but publicly traded, agricultural biotechnology companies. We base the risk-free interest rate on the implied yield currently available on U.S. Treasury constant maturity securities with the same or substantially equivalent remaining term of the option. We have not declared dividends, and we based the assumed dividend yield on the expectation that we will continue not to pay cash dividends in the foreseeable future.

We estimate forfeitures at the time of grant and will revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We will continue to evaluate the appropriateness of estimating the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on share-based compensation expense as the cumulative effect of adjusting the rate for all stock compensation expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in the financial statements. The effect of forfeiture adjustments during the years ended December 31, 2010 and 2011 was insignificant. We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our share-based compensation on a prospective basis and incorporating these factors in the Black-Scholes option-pricing model.

If in the future we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to share-based compensation expense determined at the date of grant. Share-based compensation expense may affect our research and development expense, cost of product revenues and selling, general and administrative expense.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferrable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes option-pricing model, may not provide reliable measures of the fair values of our share-based awards. Consequently, there is a risk that our estimates of the fair values of our share-based awards on the grant dates may bear little resemblance to the actual values realized upon exercise. Stock options may expire or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Market Value of our Common Stock

Given the absence of a public market for our common stock, the fair values of our common stock underlying stock option grants were estimated by our board of directors, which intended all stock options granted to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. Our board of directors estimated the fair value of our common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, or the AICPA Practice Aid, based upon several factors, including its consideration of input from management and, beginning in May 2011, reports of a third-party valuation firm, along with other relevant objective and subjective factors it deemed important in each valuation, exercising significant judgment and reflecting the board of directors’ best estimates at the time of each grant. These factors included:

—	the nature and history of our business;

—	EPA approvals and introductions of new products;

—	our operating and financial performance;

—	general economic conditions and the specific outlook for our industry;

—	the lack of liquidity and marketability for our common stock;

—	the market price of companies engaged in the same or similar businesses with equity securities that are publicly traded;

—	the differences between the terms of our preferred and common stock related to liquidation preferences, conversion rights, dividend rights, voting rights and other features; and

—	the likelihood of achieving, and timing and pricing with respect to, various exit scenarios, including an initial public offering and sale liquidity events.

In these valuations, our aggregate equity value was estimated first and then allocated to our outstanding classes of equity securities. Aggregate equity value was estimated using a combination of the income approach, which incorporated a discounted cash flow valuation, and the market approach. Until March 2012, the option-pricing method was used to allocate our aggregate equity value to the underlying classes of equity securities for all valuations, as discrete exit scenarios were unknown at the time of valuation. An allocation utilizing the option-pricing method was performed because the preferred stockholders are entitled to certain rights and preferences over common stockholders, which resulted in a greater percentage of the aggregate equity value being allocated to the preferred stockholders than common stockholders. In early 2012, we began to significantly increase efforts in preparation for a potential initial public offering. Accordingly, beginning with our March 2012 common stock valuation, we have used a probability-weighted expected return method to allocate our aggregate equity value to the underlying classes of equity securities, which increased the aggregate equity value allocated to common stockholders relative to the option-pricing method.

The table below sets forth information regarding stock option grants between January 1, 2011 and the date of this prospectus:

Grants by Month	Number of Shares	Exercise Price ($)	Estimated Fair Value of Common Stock ($)
January 2011	1,101,411	0.38	0.38
March 2011	30,000	0.38	0.38
April 2011	355,000	0.38	0.38
June 2011	123,000	0.38	0.38
July 2011	24,000	0.38	0.38
November 2011	134,000	0.45	0.45
December 2011	460,000	0.45	0.45
January 2012	75,000	0.45	0.45
February 2012	698,080	0.99	0.95
April 2012	136,000	2.00	2.00

Prior to our May 27, 2011 valuation, the fair value of the common stock for options granted was determined by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with these grants. Instead, we relied on our board of directors, the members of which we believe have extensive experience in the life sciences, pesticide and agricultural industries or are venture capital investors, to determine a reasonable estimate of the then-current fair value of our common stock. Since there was no public market for our shares, our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including transactions in our preferred stock, the rights and benefits that preferred stock holders are entitled to that holders of our common stock are not, the achievement of testing validation, regulatory progress and commercialization events, our financial condition and the achievement of financial goals for our business, including forecasted revenues and cash flows, and the likelihood of continuing as a going concern. Based on these factors, we granted options for the period from January 2011 until May 27, 2011 at an exercise price of $0.38 per share.

The table below sets forth the estimated fair value of our common stock at each valuation date since May 27, 2011:

Date	Estimated Fair Value of Common Stock
May 27, 2011	$ 0.38
September 30, 2011	$ 0.41
December 31, 2011	$ 0.45
March 16, 2012	$ 0.95

Valuation as of May 27, 2011

We obtained the assistance of a third-party valuation firm in estimating the fair market value of $0.38 per share of our common stock as of May 27, 2011 using an option-pricing method. We first estimated our aggregate equity value of $49 million, based on equal weightings of valuations derived from a comparable public companies analysis, a discounted cash flow analysis, and the implied valuation derived from our Series C convertible preferred stock financing. We then allocated this value to the underlying classes of equity using the option-pricing method, estimating a time until liquidity event of one year, a risk-free rate of 0.2% and a volatility input of 60.9%, applying a 20% adjustment for the lack of marketability of our common stock.

Valuation as of September 30, 2011

We obtained the assistance of a third-party valuation firm in estimating the fair market value of $0.41 per share of our common stock as of September 30, 2011 using an option-pricing method. We first estimated our aggregate equity value of $53 million, based on equal weightings of valuations derived from a comparable public company analysis and a discounted cash flow analysis. We then allocated the aggregate equity value to the underlying classes of equity using the option-pricing method, estimating a time until liquidity event of one year, a risk-free rate of 0.1% and a volatility input of 53.3%, applying a 20% adjustment for the lack of marketability of our common stock. The revenue multiple utilized under the comparable public companies analysis declined from the revenue multiple derived under our May 27, 2011 valuation. This decline was due to the downward trend in public equity markets resulting from concerns about European debt and the downgrading of the U.S. credit rating. In addition, we revised our forecasts to reflect our agreements with FMC and Scotts Miracle-Gro, as well as the possible construction of a new manufacturing facility previously planned for 2013. To account for the increased risk and uncertainty regarding the timing of the initial public offering and the construction of a new plant, the discount rate applied to cash flows after 2012 was increased from 35% to 40%.

Valuation as of December 31, 2011

We obtained the assistance of a third-party valuation firm in estimating the fair market value of $0.45 per share of our common stock as of December 31, 2011 using an option-pricing method. We first estimated our aggregate equity value of $55 million, based on equal weightings of valuations derived from a comparable public company analysis and a discounted cash flow analysis. We then allocated the aggregate equity value to the underlying classes of equity using the option-pricing method, estimating a time until liquidity event of one year, a risk-free rate of 0.1% and a volatility input of 55%, applying a 20% adjustment for the lack of marketability of our common stock. The increase in our valuation was due to increased long-term revenue and cash flow projections, as compared to our prior forecasts, as a result of execution of exclusive distribution agreements in the fourth quarter of fiscal 2011 and an increase in revenues from the sale of our Regalia products.

Valuation as of March 16, 2012

We obtained the assistance of a third-party valuation firm in estimating the fair market value of $0.95 per share of our common stock as of March 16, 2012 using a probability-weighted expected return method, under which we estimated the probability of six future scenarios for our business. We utilized the probability-weighted expected return method to estimate the fair value of our common stock as of March 16, 2012 instead of the option pricing method because we believe the probability-weighted expected return method is more appropriate when discrete future scenarios become more certain. The scenarios that we used in the probability-weighted expect return method, and the associated probabilities, consisted of the following: executing an initial public offering prior to December 31, 2012 at a high and a lower valuation (2% and 5% probabilities, respectively), executing an initial public offering prior to December 31, 2013 (30% probability), high and low valuation merger scenarios (35% and 23% probabilities, respectively) and a dissolution scenario (5% probability). The results from the probability-weighted expected return method were then discounted by a 20% marketability discount to determine the fair value of our common stock. The increase in the fair value of our common stock from December 31, 2011 was attributable to a number of factors. During the period from January 1, 2012 through March 16, 2012, an initial public offering scenario became more probable as we began investing significant time and resources into the initial public offering process. In addition, we achieved significant business milestones, including EPA approval of our new formulation of Zequanox, we closed on a substantial portion of our $8.1 million convertible note financing, putting us in an improved capital position, and our board considered the fact that we were proceeding in negotiations with other investors for additional financings, which would support our longer term capital requirements.

Subsequent to our March 16, 2012 valuation, in April 2012, our board of directors determined the fair value of our common stock with input from management and based on prior third-party valuations. Based on factors including increased sales, the closing of our $10.0 promissory note financing and the remainder of our $8.1 million convertible note financing, our anticipation that the EPA would approve a new label for Grandevo (subsequently approved in May 2012), and the commencement of marketing Zequanox, our board of directors determined that our fair value had increased, and granted options in April 2012 at an exercise price of $2.00 per share.

Quantitative and Qualitative Disclosures about Market Risk

We currently have minimal exposure to the effect of interest rate changes, foreign currency fluctuations and changes in commodity prices. We are exposed to changes in the general economic conditions in the countries where we conduct business, which currently is substantially all in the United States. Our current investment strategy is to invest in financial instruments that are highly liquid, readily convertible into cash and which mature within three months from the date of purchase. To date, we have not used derivative financial instruments to manage any of our market risks or entered into transactions using derivative financial instruments for trading purposes.

We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value.

Interest Rate Risk

We had cash and cash equivalents and short-term investments of $4.2 million at December 31, 2011, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not have any variable debt and a 10% change in interest rates will not have a significant impact on our future interest expense.

Foreign Currency Risk

To date our revenue and expenses have been denominated in U.S. dollars and foreign currency fluctuations have not had an impact on our historical results of operations. In addition, our strategic collaboration and distribution agreements for current products provide for payments in U.S. dollars. As we market new products internationally, our product revenues may be in currencies other than U.S. dollars, and accordingly, foreign currency fluctuations may have a greater impact on our financial position and operating results.

Commodity Risk

Our exposure to market risk for changes in commodity prices currently is minimal. As our commercial operations grow, our exposure will relate mostly to the demand side as our end users are exposed to fluctuations in prices of agricultural commodities.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued additional guidance on fair value disclosures. This guidance contains certain updates to the measurement guidance as well as enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for “Level 3” measurements including enhanced disclosure for: (1) the valuation processes used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. This guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. We plan to adopt this guidance for fiscal year 2012. We do not anticipate adoption of this guidance will have a material impact on our financial position or results of operations.

In September 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The guidance allows two presentation alternatives: (1) present items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income; or (2) in two separate, but consecutive, statements of net income and other comprehensive income. This guidance is effective for annual periods beginning after December 15, 2011 and interim periods within that year. Early adoption is permitted, but full retrospective application is required under both sets of accounting standards. The guidance also previously required the presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented; however, this portion of the guidance has been deferred. We have not adopted this guidance as of December 31, 2011. We are currently evaluating the impact this update will have on our financial statements.

BUSINESS

We make natural pest management and plant health products. Our products are comprised of naturally occurring microorganisms and plant extracts. We target the major markets that use conventional chemical pesticides, including certain agricultural and water markets, where our products are used as substitutes for, or in conjunction with, conventional chemical pesticides. We also target new markets for which there are no available conventional chemical pesticides or the use of conventional chemical products may not be desirable or permissible because of health and environmental concerns. Our current portfolio of EPA-approved and registered biopesticide products and our product pipeline address the growing global demand for effective, safe and environmentally responsible products.

Our products currently target two core end markets: crop protection and water treatment. Crop protection products consist of herbicides, fungicides, nematicides, insecticides and plant growth regulators that growers use to protect crops against various pests and to increase crop yields and improve plant health. Our products can be used in both conventional and organic crop production. We currently sell our crop protection products, Regalia, for plant disease control and plant health, and Grandevo, for insect control, to growers of specialty crops such as grapes, citrus, tomatoes, vegetables, nuts, leafy greens and ornamentals. We also plan to sell our products to growers of row crops such as corn, cotton and soybeans. Water treatment products target invasive water pests across a broad range of applications, including hydroelectric and thermoelectric power generation, industrial applications, drinking water, aquaculture, irrigation and recreation. Our current water treatment product, Zequanox, which we plan to begin selling in the second half of 2012, selectively kills invasive mussels that cause significant infrastructure and ecological damage.

In addition to our current two core end markets, we are also taking steps through strategic collaborations to commercialize products for other non-crop pest management markets. These products will be different formulations of our crop protection products that are specifically targeted for industrial and institutional, turf and ornamental, home and garden and animal health uses, such as controlling cockroaches, flies and mosquitoes in and around schools, parks, golf courses and other public use areas.

Industry Overview

Pest management is an important global industry. Most of the markets we currently target or plan to target primarily rely on conventional chemical pesticides, supplemented in certain agricultural markets by the use of genetically modified crops. Conventional chemical pesticides are generally synthetic materials that directly kill or inactivate pests. World demand for pesticides for crop and non-crop applications was estimated to be $45 billion for 2009, according to The Freedonia Group, and is projected to increase to $52 billion for 2014. Agricultural applications, notably large acreage crops such as corn, soybeans, wheat, rice, cotton and other row crops, have historically represented the largest global market for conventional chemical pesticides.

Demand for effective and environmentally responsible natural products for crop protection and water treatment continues to increase. The global market for biopesticides was nearly $1.6 billion for 2009, with 15.6% compound annual growth projected between 2009 and 2014, according to BCC Research, an independent market research firm. We believe these trends will continue as the benefits of using natural pest management and plant health products become more widely known.

Crop Protection

The global market for crop protection chemicals was estimated to be $42.5 billion in 2010, projected to increase to $58.4 billion, by 2016, according to marketsandmarkets, an independent market research firm.

Conventional Production. Growers are constantly challenged to supply the escalating global demand for food, while reducing negative impact of crop protection practices on consumers, farm workers and the environment. The dominant technologies for crop protection are conventional chemical pesticides and genetically modified crops. Major agrichemical companies have invested billions of dollars to develop genetically modified crops that resist pests or have high tolerance to conventional chemical pesticides. The market for genetically modified crops was estimated at $12 billion and is predicted to grow 5%

annually through 2015, according to Phillips McDougall, an independent advisory firm, in 2011. In addition, according to the International Service for the Acquisition of Agri-biotech Applications, a third-party not-for-profit organization, in 2011, 160 million hectares (396 million acres) were planted with genetically modified crops. Soybean, corn and cotton plantings have made the greatest inroads, accounting for 47%, 32% and 15% of genetically modified seeds planted globally, respectively.

Conventional chemical pesticides and genetically modified crops have historically been effective in controlling pests. However, there are increasing challenges facing the use of conventional chemical pesticides such as pest resistance and environmental, consumer and worker safety concerns. Governmental agencies are further pressuring growers by restricting or banning certain forms of conventional chemical pesticide usage, particularly in the European Union, as some conventional chemical pesticide products are being phased out. At the same time, a number of supermarket chains and food processors, key purchasers of specialty fruits, nuts and vegetables, are imposing synthetic chemical residue restrictions, limiting options available to growers close to harvest. Consumers, scientists and environmental groups have also voiced concerns about the unintended effects of genetically modified crops, including pest resistance and contamination of non-genetically modified crops. In response to consumer and environmental group concerns and restrictions by importing countries, several large-scale food purchasers have demanded that their contracted growers supply them only non-genetically modified crops.

These factors are significant market drivers for conventional producers, and their impact is continuing to grow. An increasing number of growers are implementing integrated pest management (IPM) programs that, among other things, combine natural pest management products and cultural practices, such as crop rotation, with conventional chemical pesticides and genetically modified crops. Natural pest management products are becoming a larger component of IPM programs due in part to the challenges associated with conventional chemical pesticides and genetically modified crops.

Organic Production. Certified organic crops, such as food, cotton and ornamentals, are produced without the use of synthetic chemicals, genetic modification or any other bioengineering or adulteration. As such, organic growers are limited in the number of alternatives for pest management. The U.S. Department of Agriculture, or the USDA, approved national production and labeling standards for organic food marketed in the United States in late 2000. These standards have contributed to the growth of organic food consumption in the United States and other countries have implemented similar programs. The Organic Trade Association reports that sales of all organic food and non-food organic products was $29 billion in 2011, with U.S. organic food and beverage sales growing at a rate of 8% as compared to less than 1% for food industry as a whole. We believe this growth is primarily driven by concerns about food safety and the adverse environmental effects of conventional chemical pesticides and genetically modified crops. Large food processors and agricultural businesses, such as Dole, General Mills, Gerber, H.J. Heinz and Kellogg have developed products aimed at organic food consumers. Major supermarket chains in the United States such as Krogers, Safeway and Wal-Mart and in Europe such as Marks & Spencer, Sainsbury and Tesco offer a wide selection of organic food products.

Water Treatment

The global market for specialty biocide chemicals for water treatment is projected to be $5.2 billion in 2013, according to BCC Research, an independent market research firm. Invasive and native pest species are increasingly a concern in diverse applications such as hydroelectric and thermoelectric power generation, industrial applications, drinking water, aquaculture, irrigation and recreation. However, discharge of water treatment chemicals to target these pests is highly regulated, and in many cases, such as with management of open waters and sensitive environmental habitats, use of conventional chemicals is prohibited.

One particular area of concern has been the damage caused by invasive zebra and quagga mussels, which clog pipes, disrupt ecosystems, encrust infrastructure and blanket beaches with razor-sharp shells. These species initially infested the Great Lakes region and spread across the United States. Industry reports estimate that these mussels cause approximately $1 billion in damage and associated control costs annually in parts of the United States alone. There are limited treatment options available, many of which are toxic to aquatic flora and fauna. To date, most treatment options have been focused either on manual removal of the mussels, which is time consuming and costly, or conventional chemical treatments, which potentially jeopardize the environment and are thus controlled tightly by regulatory agencies. Other invasive mollusks such as the golden mussel also cause environmental and economic damage across South America.

The water treatment market also includes products to control algae, aquatic weeds and unwanted microorganisms. For example, one of the most effective and popular methods for controlling algae and unwanted microorganisms is chlorination. One of the major concerns in using chlorination in surface water supplies is that chlorine combines with various organic compounds to form by-products, some of which are considered possible carcinogens.

Other Target Markets

Although conventional chemical pesticides have traditionally serviced the industrial and institutional, professional turf and ornamental, home and garden and animal health markets, governmental regulations are restricting their use and reports indicate that end-users increasingly value environmentally friendly products; with some households willing to forego pest control treatments entirely if alternatives to conventional chemical pesticides are not available.

Industrial and Institutional. Significant amounts were spent annually worldwide on conventional chemical pesticide products to control pests such as cockroaches, flies and mosquitoes in the institutional market, including in and around schools, parks, golf courses and other public use areas.

Professional Turf and Ornamental. Over $700 million was spent in the United States in 2009 on pesticides by golf course superintendents, lawn and landscape operators, athletic turf facility managers, institutional turf facility managers, turfgrass sod producers and ornamental plant producers, according to Specialty Products Consultants. Herbicides were the leading product category within this market, accounting for over 43% of total sales, followed by fungicides, accounting for over 32% of total sales. The largest user segment was golf courses, which spent over $300 million for fungicides, herbicides, insecticides and plant growth regulators.

Home and Garden. U.S. demand for home and garden pesticides is projected to be $1.7 billion in 2013, according to The Freedonia Group. The number of U.S. households that use only all-natural or organic fertilizer, insect controls and weed controls increased from an estimated 5 million households in 2004 to 12 million in 2008, according to the National Gardening Association. We believe this trend reflects the increasing importance people attribute today to maintaining lawns and gardens in an environmentally friendly way.

Animal Health. Homes with pets and producers of livestock such as cattle, swine and poultry use pest management products to control fleas, ticks and other pests and parasites.

Benefits of Natural Pest Management

While conventional chemical pesticides are often effective in controlling pests, some of these chemicals are acutely toxic, are suspected carcinogens and can have harmful effects on the environment and other animals. Health and environmental concerns have prompted stricter legislation globally around the use of conventional chemical pesticides, particularly in Europe, where the use of some highly toxic or endocrine-disrupting chemical pesticides is banned or severely limited and the importation of produce is subject to strict regulatory standards on pesticidal residues. In addition, the European Union has passed the Sustainable Use Directive, which requires EU-member countries to reduce the use of conventional chemical pesticides and to use alternative pest management methods, including natural pest management products. Over the past two decades, U.S. regulatory agencies have also developed stricter standards and regulations.

Aside from the health and environmental concerns, conventional chemical pesticide users face additional challenges such as pest resistance and reduced worker productivity, as workers may not return to the fields for a certain period of time after treatment. Similar risks and hazards are also prevalent in the water treatment market, as chlorine and other chemicals used to control invasive water pests contaminate and endanger natural waterways. Costs of using conventional chemical pesticides are also increasing due to a number of factors, including raw materials costs, such as rising costs of petroleum, stringent regulatory requirements and pest resistance to conventional chemical pesticides, which requires increasing applications rates or the use of more expensive substitute products.

As the cost of conventional chemical pesticides increases and the use of conventional chemical pesticides and genetically modified crops meets increased opposition from government agencies and consumers, natural pest management products are gaining popularity and represent a strong growth sector within the market for pest management technologies. Growers are increasingly incorporating natural pest management products into IPM programs, and natural pest management products help create the type of sustainable agriculture programs that growers and food companies increasingly emphasize.

Natural pest management products include biopesticides, as well as minerals such as copper and sulfur. The EPA registers biopesticides, which control pests by non-toxic mechanisms, in two major categories: (1) microbial pesticides, which contain a microorganism such as a bacterium or fungus as the active ingredient; and (2) biochemical pesticides, which are naturally occurring substances, such as insect sex pheromones, certain plant extracts and fatty acids.

We believe many natural pest management products perform as well as or better than conventional chemical pesticides. We believe that when used in alternation or in spray tank mixtures with conventional chemical pesticides, natural pest management products can increase crop yields and quality over chemical-only programs. Agricultural industry reports, as well as our own research, indicate that natural pest management products can affect plant physiology and morphology in ways that may improve crop yield, and can increase the efficacy and extend the product life of conventional chemical pesticides. Most natural pest management products are listed for use in organic farming, providing those growers with compelling pest control options to protect yields and quality. Given their generally lower toxicity compared with conventional chemical pesticides, natural pest management products can add flexibility to harvest timing and worker re-entry times and can improve worker safety. Many natural pest management products are also exempt from conventional chemical residue tolerances, which are permissible levels of chemical residue at time of harvest set by governmental agencies. Natural pest management products may thus not be affected by restrictions by food retailers and governmental agencies limiting chemical residues on produce, which enables growers to export to wider markets. Further, natural pest management products, due to their complex mode of action, have been shown to limit the development of pest resistance, a key issue facing users of conventional chemical pesticides.

In addition to performance attributes, natural pest management products registered with the EPA as biopesticides can offer other advantages over conventional chemical pesticides. From an environmental perspective, biopesticides have low toxicity, posing low risk to most non-target organisms including humans, other mammals, birds, fish and beneficial insects. Biopesticides are biodegradable, resulting in less risk to surface water and groundwater, and generally have low air-polluting volatile organic compounds content. Biopesticides tend to pose fewer risks than conventional pesticides, and the EPA offers a more streamlined registration process for these products, which generally requires significantly less toxicological and environmental data and a lower registration fee to register a biopesticide than a conventional chemical pesticide. As a result, both the time and money required to bring a new product to market are reduced.

Our Solution

Our technology platform produces natural pest management and plant health products that are highly effective and generally designed to be compatible with existing pest control equipment and infrastructure. This allows them to be used as substitutes for, or in conjunction with, conventional chemical pesticides, as well as in markets for which there are no available conventional chemical pesticides or the use of conventional chemical products may not be desirable or permissible because of health and environmental concerns. We believe that compared with conventional chemical pesticides, our products:

—	Are competitive in both price and efficacy;

—	Provide viable alternatives where conventional chemical pesticides and genetically modified crops are subject to regulatory restrictions;

—	Comply with market imposed requirements for pest management programs by food processors and retailers;

—	Are environmentally friendly;

—	Meet stringent organic farming requirements;

—	Improve worker productivity by shortening field re-entry times after spraying and allowing spraying up to the time of harvest;

—	Are exempt from residue restrictions applicable to conventional chemical pesticides in both the agriculture and water markets; and

—	Are less likely to result in the development of pest resistance.

In addition, our experience has shown that when our products are used in conjunction with conventional chemical pesticides, they can:

—	Increase the effectiveness of conventional chemical pesticides while reducing their required application levels;

—	Increase levels of pest control and consistency of control;

—	Increase crop yields;

—	Increase crop quality, including producing crops with higher levels of protein, better taste and color and more attractive flowers; and

—	Delay the development of pest resistance to conventional chemical pesticides.

We believe that the benefits of our products will encourage sustained adoption by end-users. For example, we have seen that growers that have used our products on a trial basis in one year have generally continued to use our products in higher levels in subsequent years.

Our Competitive Strengths

Commercially Available Products. We believe we have one of the leading portfolios of natural pest management products. We have three commercially available products, Regalia, Grandevo and Zequanox. In conjunction with our progress in solving the issues facing growers of conventional and organic crops, our products aimed at solving pest issues for water treatment provides us with access to two distinct multi-billion dollar markets subject to different market forces, diversifying our revenue portfolio.

Robust Pipeline of Novel Product Candidates. Our pipeline of early stage discoveries and new product candidates extends across a variety of product types for different end markets including herbicides, fungicides, nematicides, insecticides, algaecides, molluscicides and plant growth regulators. Our product candidates are both developed internally and sourced from third parties. Our research and development process enables us to discover, source and develop multiple products in parallel, which keeps our pipeline robust. For example, we received EPA approval for Opportune, a bioherbicide, in April 2012, and Venerate, a bioinsecticide, has been submitted for EPA registration. These products are still undergoing commercialization, and we have additional product candidates at various other stages of development.

Rapid and Efficient Development Process. We believe we can develop and commercialize novel and effective products faster and at a lower cost than many other developers of pest management products. For example, we have moved each of Regalia, Grandevo and Zequanox through development, EPA approval and U.S. market launch in approximately four years at a cost of $6 million or less. In comparison, a report from Phillips McDougal shows that the average cost for major agrichemical companies to bring a new crop protection product to market is over $250 million, and these products have historically taken an average of nearly ten years to move through development, regulatory approval and market launch.

Proprietary Discovery Process. Our discovery process allows us to efficiently discover microorganisms and plant extracts that produce or contain compounds that display a high level of pesticidal activity against various pests. We then use various analytical chemistry techniques to identify and characterize the natural product chemistry of the compounds, which we optimize and patent. Our research has shown that on average, major agrichemical companies synthesize approximately 108 thousand chemicals to yield each candidate for crop protection product development. In contrast, with 20 candidates identified for product development, we have identified more than one potential natural pest management product for every thousand microorganisms or plant extracts in our database. Two of our product candidates, one of which has been submitted to the EPA, are new microorganism species that produce novel compounds that we identified. Our proprietary discovery process is protected by patents on the microorganisms, their natural product compounds, and their uses for pest management, as well as trade secrets related to the discovery, formulation, process development and manufacturing capabilities. By conducting our own discovery as well as working with outside collaborators, we are able to access the broadest range of products for commercialization, giving us an advantage over other natural pest control companies.

Sourcing and Commercialization Expertise. We use our technical and commercial development expertise to evaluate early stage discoveries by third parties to determine commercial viability, secure promising technologies through in-licensing and add considerable value to these in-licensed product candidates. Our efficient development process and significant experience in applying natural product chemistry has led leading universities, corporations and government entities to collaborate with us to develop or commercialize a number of their early-stage discoveries. As with our internally discovered products, early-stage products we source and commercialize are subject to our own patents and trade secrets related to our added value in characterizing, formulating, developing and manufacturing marketable products. For example, we developed an analytical method to measure and characterize the major compounds in the extract we licensed to produce Regalia, and we enhanced these compounds several times in new formulations, providing Regalia with a broader spectrum of activity and better efficacy than the original licensed product.

Existing Agreements with Global Market Leaders. We have strategic agreements with global market leaders across agricultural and consumer retail markets. We have signed exclusive international distribution agreements for Regalia with Syngenta in Africa, Europe and the Middle East and with FMC in Latin America. We also have a technology evaluation and development agreement with Scotts Miracle-Gro, which grants Scotts Miracle-Gro a right of first access to our full portfolio of natural pest management and plant health products for use in its global consumer lawn and garden products. We are able to further leverage these distribution channels to gain robust geographic market penetration with minimal sales and marketing expenditures.

Management Team with Significant Industry Experience. Our management team has deep experience in natural pest management products and the broader agriculture industry. Our executive officers and key employees average 25 years of experience and include individuals who have led agrichemical distribution, sales and marketing organizations, top scientists and industry experts, some of whom have served in leadership roles at large multinational corporations and governmental agencies, commercialized multiple products, brought multiple products through EPA, state and foreign regulatory processes, filed and received patents, led ground-breaking research studies, and published numerous scientific articles.

Our Growth Strategy

Continue to Develop and Commercialize New Products in Both Existing and New Markets. Our goal is to rapidly and efficiently develop, register and commercialize new products each year, with the goal of developing a full suite of pest management and plant health products across multiple market categories that comprehensively address customers’ needs. For example, while our current crop protection products address plant diseases and insects, we intend to provide products that can also control nematodes and weeds as well as products for improving fertilizer efficiency. We are also currently screening for water treatment products that control algae and aquatic weeds to complement our invasive mussel control product, Zequanox.

Expand Applications of Our Existing Products. We have identified various opportunities to expand the use of our existing products into several key end markets, including large-acre row crop applications, irrigation, aquaculture and animal health. We believe these opportunities could help to drive significant growth for our company.

Develop and Expand Manufacturing Capabilities. We are currently using third-party manufacturers to produce our products on a commercial scale. To date, these arrangements have allowed us to focus our time and direct our capital towards discovering and commercializing new product candidates. Using a portion of the proceeds from this offering, we plan to purchase and retrofit a manufacturing facility. We believe there are considerable advantages in having our own manufacturing capabilities, such as allowing us to better manage scale up processes and institute process changes more efficiently, protecting our intellectual property and helping to lower our manufacturing costs.

Leverage Existing Distribution Arrangements and Develop New Collaborations to Extend Market Access. To expand the availability of our products, we intend to continue to use relationships with conventional chemical pesticide distributors in the United States, and leverage the international distribution capabilities under our existing strategic collaboration and distribution agreements. We intend to form new strategic collaborations with other market leading companies in our target markets to expand the supply of our products globally.

Pursue Strategic Collaborations and Acquisitions. We may pursue acquisition and collaboration opportunities to gain access to later stage products and technologies that we believe would be a good strategic fit for our business and would create additional value for our stockholders.

Our Products

We produce both microorganism-based and plant extract-based products. Our technology platform enables us to develop natural pest management and plant health products that offer customers an attractive value proposition when compared against conventional chemical pesticide and genetically modified crop alternatives alone. We are focused on producing natural products that we intend to sell into the crop protection, water treatment and other target markets.

Regalia

—	Biofungicide

—	Crop Protection: Targets Plant Disease, Improves Plant Health

—	Commercially Available

Regalia, a plant extract-based product, is EPA-registered for crop and non-crop uses and approved for use in all states in the United States, including California and Florida, where the majority of the specialty crops are grown. It is also approved for sale in Ecuador (flowers), Mexico (vegetables and grapes), Turkey (covered vegetables) and Canada (tomatoes, grapes, strawberries cucurbits, ornamental plants and wheat). University researchers have extensively tested the product against several important plant diseases, especially against mildews. We have also conducted hundreds of trials in the United States and abroad, including three years of crop trials in Europe. The data show that Regalia is an effective addition to a disease management program against a broad range of diseases and can increase yields in crops such as strawberries, tomatoes and soybeans.

Regalia is made from an extract of the giant knotweed plant and acts by turning on a plant’s “immune system,” a process called induced systemic resistance. Regalia also enhances the efficacy of major conventional chemical fungicides, and we have filed a patent on this synergism. Regalia is also effective for seed treatment of soybean and cotton, for which we have filed a patent, and we have filed a patent on the effects on root growth and yield when Regalia is applied to the seed or as a root stimulant. For example, in field tests and in actual grower use, Regalia has shown significant yield increases on strawberries, tomatoes, potatoes, soybeans and corn.

We obtained an exclusive license relating to the technology used in our Regalia product while Regalia was in the process development and formulation stage of product development. In addition to developing the supply chain to commercially market the product, using our natural product chemistry expertise, we developed an analytical method to measure and characterize the major compounds in the plant extract and we enhanced these compounds several times in new formulations, providing Regalia with a broader spectrum of activity and better efficacy than the original licensed product. In addition, we improved the physical properties of our Regalia formulations and developed two formulations that meet organic farming standards. We have filed several patent applications with respect to these innovations.

We launched Regalia SC, an earlier formulation of Regalia, into the Florida fresh tomatoes market in December 2008. This formulation had a limited label with a few crops and uses on the label and it was not compliant for organic listing. In 2009, we began sales of Regalia in the United Kingdom and Ecuador, and we received a revised, broader label with hundreds of crops for a new organic formulation, which we subsequently launched into the Florida vegetables and Arizona leafy greens markets. In January 2010, we received state approval in California and immediately launched Regalia into the leafy greens and walnuts markets. Key markets include southeast vegetables, Florida citrus, leafy greens and vegetables in California and Arizona, California walnuts, California stone fruit, and pome fruit and grapes in California and the Pacific Northwest. We sold $3.2 million of Regalia products in the first full year of sales in 2010 and increased sales to $5.0 million in 2011. In December 2011, we received EPA approval for an expanded label that includes new soil applications, instructions for yield improvement in corn and soybeans and additional crops and target pathogens.

Grandevo

—	Bioinsecticide

—	Crop Protection: Targets Insects and Mites

—	Commercially Available

Grandevo is based on a new species of microorganism, Chromobacterium substugae, which was discovered by a scientist at the USDA in Beltsville, Maryland, and which we have licensed and commercialized. Grandevo is a powerful insect feeding inhibitor: insects become agitated when encountering it, will not feed and starve, or, if they do ingest it, die from disruption to their digestive system. Grandevo is particularly effective against chewing insects (such as caterpillars and beetles) and sucking insects (such as stinkbugs and mealybugs). Field trials are in progress to further characterize Grandevo’s efficacy. Trials to date and reports from growers have shown instances of commercial levels of efficacy as good as the leading conventional chemical pesticides on a range of chewing and sucking insect pests and indicate that the length of control is as long as three weeks, matching leading chemical pesticides.

We obtained a co-exclusive license for the bacterial strain used in our Grandevo product while Grandevo was undergoing primary screening as a potential product candidate. At the time we entered into this agreement, the licensor had produced no toxicology or field efficacy data; all of these data were subsequently created by us. In addition, since licensing the microorganism, we completed the testing and development necessary to produce and commercialize an EPA-approved product and have filed our own patent applications with respect to the chemistry produced by the microorganism upon which Grandevo is based, including a novel compound produced by the bacteria and synergistic combinations with conventional chemical pesticides.

We launched a liquid formulation of Grandevo on a targeted basis under a limited label into Florida in 2011 to demonstrate its effectiveness against an invasive species of psyllid affecting citrus crops. In addition to showing commercial levels of pest control against the psyllid in demonstrations and commercial sales, Grandevo also showed significant control of other pests such as leafminers and caterpillars. We intend to launch a dry formulation of Grandevo nationally in the second half of 2012, targeting key markets including tomatoes, peppers, grapes, strawberries, tree nuts, tree fruits and leafy greens. This dry formulation has improved shelf life and efficacy, can be used on more crops and pests than the original liquid formulation and has been submitted to the EPA.

Zequanox

—	Biomolluscicide

—	Water Treatment: Targets Invasive Mussels

—	Commercially Available

Zequanox is derived from a common microbe found in soil and water bodies, Pseudomonas fluorescens, which we licensed from the University of the State of New York and subsequently developed and commercialized. Zequanox is an environmentally friendly natural pest management product that has, in most initial field tests, killed over 75% of invasive mussels in treated systems without causing collateral ecological damage. Initial tests suggest our Zequanox product also has the potential to be effective against the golden mussel that has been spreading in South America. At recommended application rates, Zequanox is not toxic to other aquatic organisms, including ducks, fish, crustaceans and other bivalve species.

Invasive zebra mussels and quagga mussels are having a billion dollar impact on the North American economy and major negative impacts on freshwater ecosystems. Introduced into North America from Eastern Europe in the 1980s, mussels damage freshwater ecosystems and clog the intake pipes of industrial facilities that draw water from infested lakes and rivers. Power plants and other water-dependent facilities currently use non-selective, polluting chemicals to reduce densities of fouling mussels. For open water habitats, such as rivers and lakes, because there is no cost-effective and environmentally friendly solution, invasive mussels continue to spread, causing economic damage to industry, recreational users and waterfront property, and substantial ecological harm.

We believe Zequanox has significant benefits over conventional chemical pesticide treatments, which can be toxic to beneficial species and pollute waterways. Zequanox is easier to use, less labor intensive and requires shorter treatment times compared with conventional chemical pesticides. Zequanox can be used by power plants and raw water treatment facilities as an alternative to chemical treatments, such as chlorine, or as a complement to chemical products.

We entered into exclusive license agreements relating to the bacterial strain used in our Zequanox product while the product’s natural product chemistry was still under investigation. Since then, we have developed dry powder formulations, significantly improved the fermentation process for higher cell yield, allowing us to increase manufacturing scale, and we have filed patents relating to natural product compounds in the Zequanox cells we have identified and product formulations we have developed.

We collaborated with the U.S. Bureau of Recreation and Ontario Power Generation in Canada, two organizations seeking ways to treat issues they continuously face with mussel damage in their hydroelectric plants to test early and improved versions of Zequanox we developed. In fall 2011, we successfully treated the cooling water of a hydroelectric facility managed by the U.S. Bureau of Reclamation on the lower Colorado River and achieved commercial level of mussel control. In addition, we have received $1.1 million in grants from the National Science Foundation for work needed to commercialize the bacterial strain in Zequanox, and we expect commercial sales of Zequanox to begin in the second half of 2012.

Opportune

—	Bioherbicide

—	Crop Protection, Home, Turf: Targets Weeds

—	EPA Approved

Opportune is based on a Streptomyces species. Opportune demonstrates a novel mode of herbicidal action, producing a compound, thaxtomin, which disrupts the production of cellulose in certain plants, killing weeds before they emerge and selectively killing broadleaved weeds after they have emerged. This product, in its initial testing, has been shown not to be harmful to crops such as rice, wheat, corn, sorghum and turf. It controls sedges and broadleaf weeds in rice, for which there are few solutions, either for conventional or organic growers. Based on field trials, we believe that Opportune provides longer duration of weed control than other biological herbicides.

We entered into a licensing agreement with DuPont and Instituto Biomar for certain technology related to our Opportune product. At the time we entered into this agreement, DuPont and Instituto Biomar had produced no toxicology and minimal efficacy data; all of these data were subsequently created by us. We have conducted field trials on rice, wheat, turf and other crops, improved the fermentation process and developed a commercial formulation, and we have filed patent applications with respect to synergistic and other uses of the product. We received EPA approval for Opportune in April 2012.

Venerate

—	Bioinsecticide

—	Crop Protection, Home, Turf, Animal Health: Targets Insects and Mites

—	Submitted for EPA Registration

Venerate is based on a microbial fermentation of a new bacterial species we isolated using our proprietary discovery process. We have identified compounds produced by the microorganism in Venerate that kill a broad range of chewing and sucking insects, as well as flies and plant parasitic nematodes, on contact, which is complementary to the anti-feeding effects of Grandevo. We submitted Venerate for EPA registration in August 2010 jointly with a registration to the Pest Management Regulatory Agency in Canada. We have conducted field trials on several crops and insects, some of which show efficacy as good as leading chemical pesticides. Venerate is particularly effective in targeting the codling moth, a pest of apples and walnuts. We have filed patent applications on the microorganism and the natural product compounds that demonstrate insecticidal and nematicidal activity, as well as product formulations containing the microorganism.

MBI-011 and MBI-010

—	Bioherbicides

—	Crop Protection, Home, Turf: Targets Weeds

MBI-011 is based on an herbicidal compound, sarmentine, extracted from a Chinese pepper plant we screened using our proprietary discovery process. MBI-011 kills a broad range of weeds and acts as a burndown herbicide. We have filed a patent application with respect to the use of sarmentine as an herbicide and weed killer and a patent application disclosing and claiming a synergistic composition with Opportune. MBI-010 is based on a new species of bacteria that we isolated using our proprietary discovery process. MBI-010 produces several compounds that kill weeds. We have filed a patent application with respect to the MBI-010 microorganism and its associated natural product compounds as an herbicide. We expect to submit one or both of these products to the EPA in the second half of 2012 or 2013.

MBI-302

—	Bionematicide

—	Crop Protection, Home, Turf: Target Nematodes

—	Under Development

We isolated MBI-302 using our proprietary discovery process, which is based on a new species of bacteria that produces natural fermentation products, some of which are novel, that kill juvenile root knot and sting nematodes, serious global pests of many crops, and reduce the number of eggs produced by the female nematodes. We have filed a patent application on the bacterial strains and the compounds produced by the bacteria in these products, and we plan to submit MBI-302 to the EPA in 2013.

MBI-601

—	Biofumigant

—	Crop Protection, Home, Industrial: Targets Disease, Improves Health

—	Under Development

MBI-601 is based on a novel and proprietary genus of Muscodor fungus discovered by a scientist at Montana State University. We obtained a co-exclusive license for several strains and species of this fungus, which produces a suite of gaseous natural product compounds that have been shown to kill certain species of harmful fungi and bacteria that cause plant diseases and kills nematodes and some insect species. We believe that MBI-601 may be used for agricultural and industrial applications, including pre-planting control of plant diseases and nematodes, as a viable replacement for methyl bromide, which is subject to significant regulatory restrictions and for which few effective, non-toxic alternatives are available. We expect to submit this product to the EPA in 2013.

Other candidates

We have discovered several additional algaecide, fungicide, herbicide, insecticide and nematicide candidates using our proprietary screening platform. We have also amassed a collection of microorganisms that enhance nutrient uptake in plants. In 2012, we plan to select one or more product candidates for development.

Our Technology and Product Development Process

Our proprietary technology consists of a microorganism and plant extract sourcing process, an extensive microorganism collection, microbial fermentation technology, a screening technology and a process to identify and characterize natural compounds with pesticidal activity. Our technology enables us to isolate and screen naturally occurring microorganisms and plant extracts in an efficient manner and to identify those that may have novel, effective and safe pest management or plant health promoting characteristics. We then analyze and characterize the structures of compounds either produced by selected microorganisms or found in plant extracts to identify product candidates for further development and commercialization. As of April 30, 2012, we have screened more than 16,000 microorganisms and 350 plant extracts, and we have identified multiple product candidates that display significant levels of activity against insects, nematodes, weeds, plant diseases and invasive species such as zebra and quagga mussels, aquatic weeds and algae. We also have produced a collection of microorganisms from taxonomic groups that may enhance nutrient uptake in plants. Our product candidates come from our own discovery and development as well as in-licensed technology from universities, corporations and governmental entities.

Our proprietary product development process includes two important steps. For our microbial products, we first develop a manufacturing process that increases the active natural compounds produced by the product candidate microorganism and a proprietary fermentation process that maximizes the yields of these active natural compounds. Similarly, for our plant extract-based products, we first develop a manufacturing process that increases the amount of active natural compounds extracted from plant materials. These first steps allow us to produce products that are highly effective and of a consistent quality on a commercial scale. The second step for both types of products is the creation of effective commercial formulations. Our deep understanding of natural product chemistry allows us to develop formulations that optimize the efficacy and stability of compounds produced by microorganisms or plants. These product formulations are tailored to meet customers’ needs and possess enhanced performance characteristics, such as effectiveness, shelf life, compatibility with other pesticides and ease of use. Our senior management’s numerous years of experience in the development of commercial products and formulations have resulted in a highly efficient product development process, which allows us to rapidly commercialize new products.

Our discovery and development process is illustrated in the following diagram:

Discovery

We have found several candidates for commercial development from our proprietary discovery process, including Venerate, a new bacterial species and bioinsecticide, and MBI-011, a burndown herbicide, as well as , several algaecides, fungicides, herbicides and nematicides. Key aspects of our discovery process include:

Collection and isolation. Using our years of experience, we target selected habitats and niches of high biodiversity to collect soil, compost, insects, flowers, or other biological matter from which we isolate our proprietary microorganisms on proprietary media. We capture information in a microorganism database such as taxonomic groups, geographical locations, types of samples, niches and habitats where collected and biological activity. We also isolate microorganisms that improve the efficiency of plants to uptake nitrogen and phosphorous. In addition to isolating our own microorganisms, which make up approximately 90% of our collection, we have collaborations with three companies plus the Scripps Institution of Oceanography to diversify our sourcing of microorganisms.

Fermentation. For our microbial products, before testing the selected microorganisms for activity against pests, we ferment them to produce sufficient quantities for testing. We grow the selected microorganisms in proprietary media, which maximizes their pesticidal properties. In addition, we use proprietary fermentation processes that are designed to replicate those that would be required for large-scale fermentation and commercial production, avoiding the time and expense of an unsuccessful scale-up.

Primary screening. We use automated, miniaturized biological assays to test the selected microorganism’s or plant extract’s effectiveness against several weed, insect and nematode pests and plant pathogens and algae. We compare those results to synthetic chemical pesticide standards. When a microorganism shows a high level of pesticidal activity, we conduct further tests to determine the spectrum of activity, mode of action, stability and activity on plants.

Novel and proprietary screening methods for weeds and nematodes. We have proprietary assays, based on specific enzymes that find systemic herbicidal compounds from microorganisms. We have developed a rapid, efficient method to find microorganisms that produce compounds with a high level of activity against plant parasitic nematodes.

Natural product chemistry. Using high-performance liquid chromatography (HPLC) with diode array detection technology, liquid chromatography-mass spectroscopy (LCMS), and gas chromatography-mass spectroscopy (GC-MS), we compare the natural product compounds produced by each of the selected microorganisms with known compounds. This allows us to eliminate those microorganisms that produce known toxins and to select those that we believe are novel and safe. From the selected microorganisms, we identify and characterize the natural product compounds responsible for their pesticidal activity by using HPLC, LCMS, GC-MS and NMR equipment.

Product Development

Due to our strong reputation in the industry, many opportunities come to us for development in addition to our own discoveries from our in-house efforts. Once we discover or are brought an opportunity, we make a preliminary assessment of the commercial potential of a natural product determined through laboratory, greenhouse and initial field tests. We then select product candidates we have discovered in-house or in-licensed for further development. Key aspects of our product development include:

Development of the manufacturing process that maximizes the active natural product compounds. For our microbial products, we develop proprietary processes that increase the yield of both the microorganism and the active natural product compounds produced by the microorganism during fermentation. Similarly, for our plant extract-based products, we develop proprietary processes that increase the amount of active natural compounds extracted from plant materials. This process development allows us to produce products that have superior performance. For our microbial products, we then scale up these proprietary processes in progressively larger fermentation tanks. We develop quality control methods based on the active natural product compounds rather than just the microorganisms or plant extracts. This approach results in a more consistent and effective product.

Formulation. We are able to develop proprietary water-soluble powder, liquid and granule formulations that allow us to tailor our products to customers’ needs. This allows us to develop product formulations with enhanced performance characteristics, such as effectiveness, value, shelf life, suitability for organic agriculture, water solubility, rain resistance, compatibility with other pesticides and ease of use. Formulation is critical to ensuring a natural pest management and plant health product’s performance. Our understanding of the natural product chemistry allows us to develop formulations that maximize the effectiveness and stability of the compounds produced by the microorganisms or plants.

Field testing. We conduct numerous field trials for each product candidate that we develop. These field trials are conducted in small plots on commercial farms or research stations by our own field development specialists as well as private and public researchers to determine large-scale effectiveness, use rates, spray timing and crop safety. We conduct crop protection product field trials globally in both hemispheres to accelerate the results of our field trials and provide alternate season learning opportunities. As the crop protection product candidate nears commercialization, we conduct demonstration trials on the farm. These trials are conducted with distributors, influential growers and food processors on larger acreages. For Zequanox, we have been working with large power customers both in the United States and Canada to obtain field trial data to help with product commercialization efforts and obtain efficacy data.

Sales, Marketing and Distribution

In the United States, we sell our products through our internal sales force, which consists of 18 employees dedicated to our distributor relationships and our domestic sales and marketing. Our internal sales force is organized into five geographic sales territories for crop protection in the major specialty crops regions of California, Pacific Northwest, Southeast, Northeast and Great Lakes. We currently sell our crop protection products, Regalia and Grandevo, through leading agricultural distributors such as Crop Production Services, Helena and Triangle. These are the same distributors that the major agrichemical companies use for distributing conventional chemical pesticides. For our water treatment product, Zequanox, we employ a project manager, a national sales manager and several technical support specialists. Zequanox is currently being marketed, and we expect to sell it directly to U.S. power generation and industrial companies beginning in the second half of 2012.

With respect to sales outside of the United States, we have signed exclusive international distribution agreements for Regalia with FMC (for markets in Latin America) and Syngenta (for markets in Africa, Europe and the Middle East) and Engage Agro (for markets in Canada). We are also in discussions with several leaders in water treatment technology and applications regarding potential arrangements to distribute Zequanox in international markets.

In addition, we have signed a technology evaluation and development agreement with Scotts Miracle-Gro under which we have granted Scotts Miracle-Gro first rights to negotiate for exclusive worldwide distribution rights with respect to natural pest management and plant health products we jointly develop for the consumer lawn and garden market.

We derived approximately 88% and 95% of our revenues from Regalia in 2010 and 2011, respectively. In addition, we currently rely, and expect to continue to rely, on a limited number of distributors for a significant portion of our revenue since we sell through highly concentrated, traditional distribution channels. We currently sell our crop protection products through the same leading agricultural distributors used by the major agrichemical companies. Three of these distributors, Crop Production Services, Helena and Wilbur Ellis, accounted for 63% and 66% of our total revenues in the years ending December 31, 2010 and 2011, respectively.

We anticipate adding additional sales and marketing personnel in the United States and in international territories, and we are implementing the following strategies to promote sales of our natural pest management and plant health products:

Target early adopters of new pest management technologies. For crop protection products, we target large commercial growers in the United States, who generally set industry standards through early adoption of new pest management technologies. We plan to continue to recruit leading growers and their consultants to participate in field trials, enabling them to become familiar with our natural pest management and plant health products and to experience their benefits firsthand. For Zequanox, we have entered into strategic collaborations with early adopters in the hydroelectric power business to do efficacy demonstrations while perfecting the formulations and application of the product.

Educate growers and water resource managers about the benefits of our natural pest management products. We will continue to perform on-farm and in-facility demonstrations and provide field data packages to support and validate our products claims. We will also continue to participate in trade shows and conferences to educate growers, their licensed pest control advisors and water resource managers about the benefits of our natural pest management products. We have provided a free application for mobile phones users to assist in calculating tank mix quantities as well as an on-line course on natural pest management products, which can be taken by growers for continuing education credit to maintain crop protection product applicator licenses. We intend to continue and expand our efforts to work with governmental or government-owned entities such as the Bureau of Reclamation and Ontario Power Generation, which we believe will create increased demand for Zequanox in adjacent market spaces beyond the current power generation and industrial treatment opportunities we are currently targeting.

Enhance distribution relationships. We will continue using established agrichemical distribution channels to distribute Regalia and our future crop protection products. We intend to provide distributors a portfolio of products with attractive profit margins and growth potential. In addition, we will continue to provide distributors access to innovative alternative pest management solutions, which we believe will help reduce their focus on conventional chemical pesticide products.

Develop and leverage relationships with key industry influencers. We will continue to develop relationships early in the product development process with influential members within our target markets, including large innovative growers, technical experts at leading agricultural universities, licensed pest control advisors, wineries, food processors, produce packers, retailers and power facilities. We believe that educating industry influencers about the benefits of Regalia, Grandevo, Zequanox and our future products increases the likelihood that they will recommend our products to our distributors and end users.

Focus our sales and marketing on the United States and Canada, while signing larger strategic agreements for international markets, turf, ornamentals and consumer retail. Because of the concentration of large growers and large hydropower customers in the United States and Canada, we can access these customers through our own sales force. For international markets, we have signed and will continue to sign distribution agreements with leading agrichemical companies. We also intend to access large-acre row crops in the United States through a strategic collaboration and to collaborate with specialized companies for turf and ornamentals, and we have exclusively collaborated with Scotts Miracle-Gro for the consumer retail market.

Strategic Collaborations

We will continue to pursue strategic collaborations with agrichemical, water treatment and industrial and consumer retail companies to support the development and commercialization of natural pest management and plant health product candidates identified through our proprietary technology platform and those which we obtain through in-licensing efforts. The terms of the strategic collaborations we undertake depend on the nature and stage of development of the particular product candidate. We believe these strategic collaborations will allow us to maximize the potential value and reinforce the credibility of our proprietary technology platform, as well as enhance our market presence and revenue growth.

We have entered into the following key strategic collaborations:

Syngenta. In February 2011, we entered into a commercial agreement with Syngenta Crop Protection AG, referred to as Syngenta, whereby we have designated Syngenta as our exclusive distributor for Regalia in specialty crop markets in Europe, Africa and the Middle East. Syngenta’s exclusive rights under this agreement will terminate with respect to each country identified on the earlier to occur of 5 years after the date of Syngenta’s first sale of Regalia under the agreement in such country or 15 years after the date of the first registration of Regalia completed in these regions. In addition to buying Regalia products from us, under this agreement, Syngenta will pay us upon achievement of testing validation, regulatory progress and commercialization events, and Syngenta is committed to making upfront investments to prepare the platform for launching Regalia and other development- and marketing-related costs.

FMC. In August 2011, we entered into an exclusive development and distribution agreement with FMC Corporation, referred to as FMC, whereby we have designated FMC as our exclusive distributor for Regalia in specialty crop and row crop markets in certain Latin American countries. This agreement expires 10 years from the date of the first registration to be completed in Argentina, Brazil or Colombia. FMC remitted an initial payment to us upon signing the agreement, and, in addition to buying Regalia products from us, FMC will pay us additional amounts upon achievement of regulatory progress events.

Scotts Miracle-Gro. In September 2011, we entered into a technology evaluation and master development agreement with The Scotts Company LLC, a subsidiary of The Scotts Miracle-Gro Company and referred to as Scotts Miracle-Gro, a world-leading marketer of branded consumer lawn and garden products. Under the agreement, we have granted Scotts Miracle-Gro a right of first refusal to evaluate, develop and serve as our exclusive distributor for existing and future pipeline products for consumer markets until 2016, and we will enter into separate supply and license agreements with Scotts Miracle-Gro for each of our technologies that they elect to commercialize. Scotts Miracle-Gro made payments to us in 2011, and we anticipate receiving future payments to maintain exclusivity and for the achievement of a commercialization event under this agreement.

As of April 30, 2012, we had received an aggregate of $1.3 million in payments under our strategic collaboration and distribution agreements, and there were $3.9 million in payments under these agreements that we could potentially receive if the testing validation, regulatory progress and commercialization events occur.

Manufacturing

We have scaled production of Regalia using third-party manufacturers for production and packaging to our product specifications. This approach has allowed us to focus our research and development resources on discovery and product development activities. In addition, it has enabled us to reduce our fixed costs and capital expenditures during our initial growth period.

For Grandevo and Zequanox, we are currently using third-party manufacturers for fermentation production and downstream processing and formulation of liquids, freeze dried and spray-dried powders. As we introduce new microbial based products to market, and in order to control product quality and the speed and timing of manufacturing, we plan to purchase and retrofit a manufacturing facility with a portion of the net proceeds from this offering. In addition, controlling our own manufacturing capacity should allow us to scale up processes and institute process changes more quickly and efficiently, protect the proprietary position of our products and lower manufacturing costs over time to achieve the desired margins. The current management team has extensive experience in purchasing and operating fermentation-based production facilities.

Research and Development

As of April 30, 2012, we had 43 full-time employees dedicated to research and development, 10 of whom hold Ph.D. degrees, plus 10 sales and management personnel who focus on technical support and demonstration and research field trials. Our research and development team has technical expertise in microbiology, natural product chemistry, biochemistry, fermentation, entomology, nematology, weed science, plant physiology, plant pathology, and aquatic sciences. Our research and development activities are principally conducted at our Davis, California facility as well as by our field development specialists on crops and mussel-infested facilities in their respective regions. We have made, and will continue to make, substantial investments in research and development. Our research and development expenses were $5.6 million, and $9.4 million in fiscal years 2010 and 2011, respectively.

Intellectual Property Rights

We rely on patents and other proprietary right protections, including trade secrets and proprietary know-how, to preserve our competitive position. As of April 30, 2012, we had 20 pending U.S. patent applications covering our products, including microorganisms and natural product compounds, uses and related technologies. As of April 30, 2012, we have acquired ownership of 2 foreign patents and have 75 pending foreign patent applications. As of April 30, 2012, we received 9 trademark registrations and have 16 trademark applications pending in the United States. As of April 30, 2012, we also have received 5 trademark registrations and have 5 trademark applications pending in various other countries.

When we find a microbial product in our screen that kills or inhibits one or more pests or pathogens in at least three replicated tests and identify the microorganism and its associated chemistry, we file a patent claiming any one or more of the following:

—	the microorganism, as well as mutations and other derivatives;

—	the use of the microorganism for pest management;

—	novel natural product compounds, their analogs and unique mixtures of compounds produced by the microorganism;

—	the new use of known natural product compounds for pest management;

—	formulations of the microorganism or compounds; and

—	synergistic mixtures of the microorganism or compounds with chemical or other pesticides.

We have also entered into in-license and research and development agreements with respect to the use and commercialization of our three commercially available products and certain products under development, including Regalia, Grandevo and Zequanox. Under these licensing arrangements, which we expect will expire in 2017 for Regalia and in 2024 for Grandevo and Zequanox, subject to extensions in certain cases, we are obligated to pay royalty fees between 2% and 5% of net sales of these products, subject in certain cases to aggregate dollar caps.

Regalia. We entered into an exclusive license agreement with a company founded by Dr. Hans von Amsberg, a former employee of German chemical producer BASF, in May 2007 for the U.S. and limited international use of the U.S.- and foreign-issued patents relating to the technology used in our Regalia product. We have also filed patent applications with respect to new formulations of Regalia, synergistic combinations with biopesticides and conventional chemical pesticides and new uses for soil and roots.

Grandevo. We entered into a co-exclusive license agreement with the USDA in November 2007 for the use in the United States of the U.S.-issued patents relating to the Chromobacterium substugae bacteria used in our Grandevo product. We have filed patent applications on the compounds produced in the bacterial cells, new uses for the Chromobacterium substugae bacteria and for new uses and new formulations of our Grandevo product. While a second company has licensed the USDA’s patent with respect to the Chromobacterium substugae bacteria, they have not submitted a product to the EPA, and we do not believe they could commercially sell a product without licensing our patents, if approved.

Zequanox. We entered into an exclusive license agreement with the University of the State of New York in December 2009 for the worldwide use of U.S.- and Canadian-issued patents relating to the Pseudomonas fluorescens bacteria used in our Zequanox product. We have filed patent applications on the natural, mussel-killing compounds in the bacteria, as well as applications relating to various Zequanox formulations.

Regulatory Considerations

Our activities are subject to extensive federal, state, local and foreign governmental regulations. These regulations may prevent us or our collaborators from developing or commercializing products in a timely manner or under technically or commercially feasible conditions and may impose expenses, delays and other impediments to our product development and registration efforts. In the United States, the EPA regulates our natural pest management and plant health products under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetics Act and the Food Quality Protection Act. In addition, in 2004, the United States Congress passed the Pesticide Registration Improvement Renewal Act, which was reauthorized in 2007 and is currently again undergoing reauthorization, a result of efforts from an industry coalition of pesticide companies and environmental groups, to codify pesticide approval times in return for user fees. This law made biopesticide approval times faster, with EPA approvals typically received between 16 and 24 months and statutory targets for approval at under 12 months for non-food crops and 18 months for food crops. Registration processes for state and foreign governments vary between jurisdictions and can take up to 12 months for state governments such as California and New York and up to 36 months for foreign governments. Because registration processes for California and foreign governments can be concurrent with EPA registrations, we generally expect to complete federal, state and foreign registration between two and three years after our initial EPA submission.

To register a crop protection product with the EPA, companies must demonstrate the product is safe to mammals, non-target organisms, endangered species and the environment. To demonstrate the natural pest management or plant health product’s safety, required studies must be conducted that evaluate mammalian toxicology, ecotoxicological effects to non-target organisms and physical and chemical properties of the product. The registration dossier is subject to both scientific and administrative reviews by EPA scientists and management before registration approval. The scientific review involves thorough evaluation of submitted data and completion of risk assessments for human dietary and ecotoxicological exposures. Upon completion of this process, the registration package, including the proposed label, is sent to the Office of General Council for legal review. The final step in the registration process is administrative sign-off by the EPA director of the Biopesticides and Pollution Prevention Division.

In addition to EPA approval, we are required to obtain regulatory approval from the appropriate state regulatory authority in individual states and foreign regulatory authorities before we can market or sell any pest management product in those jurisdictions. California and foreign jurisdictions also require us to submit product efficacy data, which the EPA historically has not required, but may request.

Regalia. The EPA granted approval for the Regalia SC formulation in August 2008, for the Regalia Maxx 5% formulation in May 2009, for the Regalia 20% formulation in January 2010 and for a “ready to use” consumer formulation in January 2010. Regalia is currently registered in all U.S. states. We have also registered Regalia in Ecuador, Mexico, Turkey and Canada, and we have submitted an Annex 1 registration dossiers to the European Union. Our Regalia dossier for the European Union has been declared complete, and the registration package is under review by regulatory authorities in the United Kingdom, which will serve as lead for conducting the Annex 1 listing of Regalia for the European Union. In addition to obtaining the Annex 1 listing, we must obtain Annex 3 authorization approval from each country in which we plan to market and sell products.

Grandevo. In August 2011 the EPA granted approval for the Grandevo insecticide “technical grade active ingredient” and a liquid formulation, which has also been registered in Florida and Arizona and which is under review in California. An improved liquid and two dry flowable formulations have been approved by the EPA, and we intend to submit one of these dry formulations for registration in all U.S. states.

Zequanox. In August 2010, the EPA granted the U.S. Bureau of Reclamation a Section 18 emergency use for Zequanox for three western states for use in pipe treatments in power facilities. Under this emergency use, we are allowed to sell various formulations of Zequanox. In July 2011, the EPA granted a conditional approval of the “technical grade active ingredient” in and an early formulation of Zequanox, which allows us to market this product once commercial production processes have been concluded. We plan to submit additional data to expand the label to open water uses. A spray dried powder formulation, which is improved over the “end product” approved in July 2011, was approved in March 2012, and this formulation is now commercially available. We have also submitted Zequanox for registration in Canada.

As with any pesticide, our pest management products will continue to be subject to review by the EPA and state regulatory agencies. The EPA has the authority to revoke the registration or impose limitations on the use of any of our pest management products if we do not comply with the regulatory requirements, if unexpected problems occur with a product or the EPA receives other newly discovered adverse information.

Our research and development activities are also subject to federal, state, and local worker safety, air pollution, water pollution and solid and hazardous waste regulatory programs and periodic inspection. We believe that our facilities are in substantial compliance with all applicable environmental regulatory requirements.

Competition

For pest management products, performance and value are critical competitive factors. To compete against manufacturers of conventional chemical pesticides and genetically modified crops, we need to demonstrate the advantages of our products over these more established pest management products. Many large agrichemical companies are developing and have introduced new conventional chemical pesticides and genetically modified products that they believe are safer and more environmentally friendly than older synthetic chemical products.

The pest management market is very competitive and is dominated by multinational chemical and life sciences companies such as BASF, Bayer, Dow Chemical, DuPont, Monsanto, Sumitomo Chemical and Syngenta. Universities, research institutes and government agencies may also conduct research, seek patent protection and, through collaborations, develop competitive pest management products. Other companies, including natural pest management and plant health product companies such as AgraQuest, Arysta, Certis USA and Valent Biosciences may prove to be significant competitors in the natural pest management and plant health market.

In many instances, agrichemical companies have substantially greater financial, technical, development, distribution and sales and marketing resources than we do. Moreover, these companies may have greater name recognition than we do, and may offer discounts as a competitive tactic. There can be no assurance that our competitors will not succeed in developing pest management products that are more effective or less expensive than ours or that would render our products obsolete or less competitive. Our success will depend in large part on our ability to maintain a competitive position with our technologies and products.

Employees

As of April 30, 2012, we had 81 full-time employees, of whom 14 hold Ph.D. degrees. Approximately 43 employees are engaged in research and development, 29 in sales and marketing (including 10 sales and management personnel who focus on technical support and demonstration and research field trials), and 9 in management, operations, accounting/finance and administration. None of our employees are represented by a labor union.

Facilities

Our corporate headquarters are located at 2121 Second Street Suite A-107 in Davis, California in a facility consisting of approximately 18,750 square feet of office and laboratory space under a lease that expires in February 2015. This facility accommodates our research, development, sales, marketing, operations, finance and administrative activities. We also lease approximately 3,000 square feet of greenhouse space located at 21538 C.R.99 in Woodland, California. We currently do not own any real estate or facilities. We believe that our leased facilities are adequate to meet our short term needs, but expect we will need to lease additional space within 12 months to expand our research and development laboratories, and we intend to acquire and retrofit a manufacturing facility with a portion of the proceeds from this offering.

Legal Proceedings

From time to time we may be involved in litigation that we believe is of the type common to companies engaged in our line of business, including intellectual property and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers, directors and key employees as of April 30, 2012:

Name	Age	Position
Board of Directors:
Pamela G. Marrone, Ph.D.	55	President, Chief Executive Officer and Director
Richard Rominger(1)	84	Chairman of the Board
Ranjeet Bhatia(2)	41	Director
Timothy Fogarty(2)	51	Director
Lawrence A. Hough(1)	68	Director
Joseph Hudson(1)	40	Director
Elin Miller	52	Director
Sean Schickedanz(1)(2)	45	Director
Other Executive Officers and Key Employees:
Donald J. Glidewell	55	Chief Financial Officer
Chris Hildreth	60	Senior Vice President of Commercial Operations
Phyllis Himmel, Ph.D.	60	Vice President of Biological Research
Keith Pitts	48	Vice President of Regulatory and Government Affairs

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

Board of Directors

Pamela G. Marrone, Ph.D. is our founder and has served as our President and Chief Executive Officer and been a member of our board of directors since our inception in 2006. Prior to founding MBI, in 1995 Dr. Marrone founded AgraQuest, Inc., where she served as Chief Executive Officer until May 2004 and as President or Chairman from such time until March 2006, and where she led teams that discovered and commercialized several natural pest management products. She served as founding president and business unit head for Entotech, Inc., a biopesticide subsidiary of Denmark-based Novo Nordisk A/S (acquired by Abbott Laboratories) from 1990 to 1995, and held various positions at the Monsanto Company from 1983 until 1990, where she led the Insect Biology Group, which was involved in pioneering projects in transgenic crops, natural products and microbial pesticides. Dr. Marrone is an author of over a dozen publications and has served on the boards and advisory counsels of numerous professional and academic organizations. Dr. Marrone earned a B.S. in Entomology from Cornell University and a Ph.D. in Entomology from North Carolina State University. We believe Dr. Marrone’s qualifications to sit on our board of directors include the fact that, as our founder, Dr. Marrone is uniquely familiar with the business, structure, culture and history of our company and that she also brings to the board of directors considerable expertise based on her management and technical experience in the biopesticide industry.

Richard Rominger has served on our board since our inception in 2006 and has been the Chairman of our board since 2008. Mr. Rominger is a fourth generation Yolo County, California farmer and is active in farm organizations and cooperatives. Mr. Rominger served as Director (Secretary) of the California Department of Food and Agriculture from 1977 to 1982 and was the Deputy Secretary at the U. S. Department of Agriculture in Washington, DC from 1993 to 2001. Mr. Rominger has served as a production agriculture advisor at UC Davis, UC Riverside, California State University Fresno and Cal Poly San Luis Obispo. He continues to serve on the advisory committee of the Agricultural Sustainability Institute at UC Davis and as a special advisor to the Chancellor at UC Davis. He is a member of the UC President’s Advisory Commission on Agriculture and Natural Resources and the California Roundtable on Agriculture and the Environment and serves on the board of directors of Oryzatech, Inc., a plant based building material company. Mr. Rominger earned a B.S. in Plant Science from UC Davis. We believe Mr. Rominger’s qualifications to sit on our board of directors include his years of government experience and his perspective gained as a leader in keeping American agriculture healthy and sustainable.

Ranjeet Bhatia has served on our board of directors since 2007. As a Managing Director of Saffron Hill Ventures, Ltd., which he co-founded in 2000, he is also currently on the boards of Agilyx, Coyuchi, Image Metrics and Optasia Medical. Prior to founding Saffron Hill Ventures, from 1999 to 2000, Mr. Bhatia served as Advisor to the Chairman of Loot Ltd, where he advised on e-commerce strategy and investment. Mr. Bhatia has also worked in the environment and energy consulting groups at Booz-Allen & Hamilton and Dyncorp-Meridian. Mr. Bhatia earned an M.B.A. from UCLA’s Anderson School of Business, an M.A. in International Relations and Economics from the Johns Hopkins University School of Advanced International Studies and a B.A. in Environmental Science from Occidental College. We believe Mr. Bhatia’s qualifications to sit on our board of directors include his extensive experience in investment management and his perspective gained as a board member of various early-stage companies.

Timothy Fogarty has served on our board of directors since 2010. As the Chief Financial Officer and a Partner of The Contrarian Group, Inc., a private equity fund where he has worked since May 2006, Mr. Fogarty is also currently on the boards of TeachTown, Amanzi and Bellwether Marine Acquisition Corporation. From December 2003 to March 2006, Mr. Fogarty worked for Cypress Reinsurance, a startup Bermuda reinsurer, as President and Chief Operating Officer. Mr. Fogarty earned a B.S. in Accounting from California State Polytechnic University, Pomona. We believe Mr. Fogarty’s qualifications to sit on our board of directors include his extensive experience in investment management and accounting and his perspective gained as a board member of various early-stage companies.

Lawrence A. Hough has served on our board of directors since 2008. As a Managing Director of Stuart Mill Venture Partners and Chairman of Stuart Mill Capital, Inc., a management firm he founded in 1998, Mr. Hough is also currently on the boards of GeoEye, Inc. and Appistry, Inc. Mr. Hough is a trustee for the Shakespeare Theatre Company and the Levine School of Music. Prior to founding Stuart Mill Capital, Mr. Hough worked with Sallie Mae for 25 years, where he served as President and Chief Executive Officer from 1990 to 1997. Mr. Hough earned a B.S. in Engineering from Stanford University and a S.M. in Management from Massachusetts Institute of Technology. We believe Mr. Hough’s qualifications to sit on our board of directors include his experience in investment management, his experience as an executive of a multi-billion dollar public company and his perspective gained as a board member of various public and technology orientated companies.

Joseph Hudson has served on our board of directors since 2007. Mr. Hudson has primarily worked as a strategic consultant in the financial, wireless and environmental industries, and his clients have included Barclays Global Investors, Sprint and the Walton Foundation, as well as dozens of smaller companies across six continents. As a Principal of One Earth Capital, which focuses on sustainable technology in agriculture, water and energy sectors and where he has worked since 2007, Mr. Hudson is also currently on the board of PureSense. Prior to joining One Earth Capital, Mr. Hudson worked with and consulted for many companies, including Wells Fargo Bank, Environmental Defense Fund and the Bureau of Reclamation. Mr. Hudson graduated valedictorian from Maryland’s Public Honors College. We believe Mr. Hudson’s qualifications to sit on our board of directors include extensive experience in investment management in and consulting for companies in the agricultural, water and environmental sectors and his perspective gained as a board member of various for profit and non-profit companies.

Elin D. Miller has served on our board of directors since June 2011. Ms. Miller is the principal of Elin Miller Consulting, LLC and she also currently serves on the board of directors of Vestaron Corporation, a venture-backed agricultural biotechnology firm. Appointed by the President of the United States, Ms. Miller assumed regional management of the U.S. Environmental Protection Agency in the Pacific Northwest from 2006 to 2009. Prior to serving at the EPA, Ms. Miller led Arysta Lifescience Corporation as President and Chief Executive Officer of North America and Australasia from 2004 to 2006. Ms. Miller also served at various positions at Dow Agroscienses/Dow Chemical from 1996 to 2004, including Vice President, Pest Management, Vice President Asia Pacific, and Global Vice President of Public Affairs. Ms. Miller’s career also includes directing the California Department of Conservation and serving as Chief Deputy Director of the Department of Pesticide Regulation at the California Environmental Protection Agency. Ms. Miller earned a B.S. in Agronomy and Plant Protection from the

University of Arizona and is a graduate of INSEAD’s Advanced Management Program. We believe Ms. Miller’s qualifications to sit on our board of directors include her years of regulatory experience and her perspective gained in management of companies in the life sciences, pesticide and agricultural industries.

Sean Schickedanz has served on our board of directors since 2007. As a General Partner of Clean Pacific Ventures, which he co-founded in 2006, he is also currently on the boards of American Efficient and Lumigrow. Prior to founding Clean Pacific Ventures, Mr. Schickedanz served as Managing Partner at Sunflower Capital Partners, an early-stage venture fund, from 2000 to 2005, and as Managing Director and group head within the consumer investment banking practice of Montgomery Securities (now Bank of America Merrill Lynch) from 1996 to 2000. Mr. Schickedanz earned a J.D. and an M.B.A. from Duke University and a B.A. in English from Brigham Young University. We believe Mr. Schickedanz’s qualifications to sit on our board of directors include his extensive experience in investment management and his perspective gained as a board member of various early-stage companies.

Executive Officers and Key Employees

Donald J. Glidewell has served as our Chief Financial Officer since April 2011. Prior to joining MBI, from July 2007 to March 2011, he served as Director of Finance and Senior Director of Finance at Valent USA Corporation, a subsidiary of Sumitomo Chemical Co. Ltd., where he oversaw financial analysis for strategic acquisitions and divestitures and oversaw significant reductions in financial reporting time and costs. From 2000 to 2006, he served as Chief Financial Officer of AgraQuest, Inc., where he was responsible for the negotiation, purchase and operational startup of that company’s fermentation facility and oversaw its venture and debt financings. From 1994 to 2000, he served as the Chief Financial Officer of Bio-Trends International, Inc., a global companion animal vaccine research and development and manufacturing company, until its sale to Intervet Inc. (which was acquired by Merck Animal Health) . Mr. Glidewell holds an active California Certified Public Accountant license and a B.S. in Business Administration/Accounting from Arizona State University.

Chris Hildreth has served as our Senior Vice President of Commercial Operations since December 2009. Prior to joining MBI, from February 2003 to June 2009 Mr. Hildreth served as Senior Vice President and Director of Sales at American Vanguard Corporation, a publicly traded agricultural and specialty chemical manufacturer. From 1988 to 2002, Mr. Hildreth held various sales and general management positions with United Agri Products, Inc., an agricultural input and non-crop products company, including Executive Vice President International, President and General Manager Distribution. Earlier in his career, Mr. Hildreth held positions at Pfizer Crop Protection, culminating in General Manager of Commercial Products, where he was responsible for the creation and start up of a Turf Industrial and Forestry Crop Protection Input Supplier division. Mr. Hildreth earned a B.Sc.Agr. in Agricultural Economics and Business Administration from the University of Guelph in Ontario, Canada.

Phyllis Himmel, Ph.D. has served as our Vice President of Biological Research since September 2010. Prior to joining MBI, from 1991 to 2010, Dr. Himmel served as Director of Research Pathology at Monsanto Vegetable Seeds, ultimately leading a global team of 64 scientists and staff. From 1989 to 1991, Dr. Himmel specialized in disease resistance to soil-borne wheat mosaic virus in soft red winter wheat during a three year U.S. Department of Agriculture post doctoral study based at the University of Illinois. Dr. Himmel started her agricultural career as a scientist at Asgrow Seed Company (currently Monsanto Vegetable Seeds) developing and running programs to identify viral disease resistance in vegetables. Dr. Himmel earned a B.S. in Biology, a M.S. in Plant Pathology and a Ph.D. in Plant Pathology all from the University of Arizona.

Keith Pitts has served as our Vice President of Regulatory Affairs since July 2008. Prior to joining MBI, from January 2001 to June 2007, Mr. Pitts served as Director of Public Policy at the Pew Initiative on Food and Biotechnology, a nonpartisan research and policy organization based in Washington, D.C. From 1986 to 2001, Mr. Pitts worked in senior legislative, administrative, regulatory and public policy roles in both the U.S. Department of Agriculture and the House Committee on Agriculture. Mr. Pitts earned a B.A. in Chemistry from the University of North Carolina.

Board of Directors

Our board of directors currently consists of eight members.

In accordance with our amended and restated certificate of incorporation and amended and restated bylaws to become effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

—	The Class I directors will be and their terms will expire at the annual general meeting of stockholders to be held in 2012;

—	The Class II directors will be and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

—	The Class III directors will be and their terms will expire at the annual general meeting of stockholders to be held in 2014.

Voting Arrangements

Pursuant to our certificate of incorporation and bylaws in effect prior to this offering and our second amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our preferred stock, who together have substantial control of the total voting power of our outstanding capital stock, such holders voted together to cause the election of our directors as follows:

—	Timothy Fogarty, who was elected as the designee of CGI Opportunity Fund II, L.P. and its affiliated entities;

—	Lawrence A. Hough, who was elected as the designee of Stuart Mill Venture Partners, L.P., and its affiliated entities;

—	Ranjeet Bahtia, who was elected as the designee of Saffron Hill Ventures and its affiliated entities;

—	Sean Schickedanz, who was elected as the designee of Clean Pacific Ventures LP and its affiliated entities;

—	Joseph Hudson, who was elected as the designee of One Earth Capital, LLC and its affiliated entities;

—	Dr. Pamela G. Marrone, our Chief Executive Officer, and Richard Rominger, our Chairman of the Board, who were elected as designees of certain holders of our common stock; and

—

Elin Miller, who was elected by the holders of our convertible preferred stock and holders of common stock, voting together as a single class and on an as-converted basis and approved by our board of directors.

Our second amended and restated voting agreement will terminate in its entirety upon the completion of this offering, and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Director Independence

Upon the completion of this offering, we expect that our common stock will be listed on the Nasdaq Global Market. Under Nasdaq rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Prior to the completion of this offering, our board of directors will undertake a review of its composition, the composition of its committees and the independence of each director and consider whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Our board of directors will also review whether the directors that will comprise our Audit Committee and Compensation Committee, respectively, at the time of the completion of this offering satisfy the independence standards for those committees established by the applicable SEC rules and Nasdaq rules. In making this determination, our board of directors will consider the relationships that each of these non-employee directors has with our company and all other facts and circumstances our board of directors deem relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director.

Board Committees

Our board of directors has established an audit committee and a compensation committee, which have the composition and responsibilities described below. In addition, prior to completion of this offering, our board of directors intends to establish one additional committee, a nominating and corporate governance committee, which will have the responsibilities described below.

Audit Committee

Our audit committee is comprised of Mr. Bhatia, Mr. Fogarty and Mr. Schickedanz, each of whom is a non-employee member of our board of directors. Mr. Fogarty is our audit committee chairman and is our audit committee financial expert, as currently defined under the SEC rules. Our board of directors has determined that each of             ,                and                    is independent within the meaning of the applicable SEC rules and the listing standards of Nasdaq.

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; and will annually review the audit committee charter and the committee’s performance. Effective upon the completion of this offering, the audit committee will operate under a written charter adopted by the board that satisfies the applicable standards of Nasdaq.

Compensation Committee

Our compensation committee is comprised of Mr. Hough, Mr. Hudson, Mr. Rominger and Mr. Schickedanz, each of whom is a non-employee member of our board of directors. Mr. Hough is our compensation committee chairman.

Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members. Effective upon the completion of this offering, the compensation committee will operate under a written charter adopted by the board that satisfies the applicable standards of Nasdaq.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be comprised of               , each of whom is a non-employee member of our board of directors.            will be our nominating and corporate governance committee chairman. Our nominating and corporate governance committee will be responsible for making recommendations regarding candidates for directorships and the size and the composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance principles and making recommendations concerning governance matters. Effective upon the completion of this offering, the nominating and corporate governance committee will operate under a written charter adopted by the board that satisfies the applicable standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors.

EXECUTIVE COMPENSATION

We refer to our chief executive officer and our two other most highly compensated executive officers discussed below as our “named executive officers.” Our named executive officers for fiscal year 2011 were as follows:

—	Pamela G. Marrone, Ph. D., President and Chief Executive Officer

—	Donald J. Glidewell, Chief Financial Officer

—	Chris Hildreth, Senior Vice President of Commercial Operations

Summary Compensation Table

The following table presents information regarding compensation earned by or awards to our named executive officers during fiscal year 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Pamela G. Marrone, Ph.D.	2011	220,833	–	66,146	34,642	10,307	331,928
President and Chief Executive
Officer (Principal Executive
Officer)

Donald J. Glidewell	2011	116,641	–	87,155	14,930	2,856	221,582
Chief Financial Officer (Principal
Financial Officer)

Chris Hildreth	2011	200,000	–	48,897	20,600	8,324	277,821
Senior Vice President of
Commercial Operations

(1)	This column reflects the aggregate grant date fair value of option awards granted to our named executive officers estimated pursuant to FASB ASC 718, Compensation—Stock Compensation (“ASC 718”). Valuation assumptions are described under Note 2 of the accompanying notes to our financial statements.
(2)	Our non-equity incentive compensation plan for the 2011 fiscal year provides for a target cash award of up to 20% of the named executive officer’s salary. Up to half of the award is based upon the achievement of company-wide goals, and up to half of the award is based upon the achievement of individual goals. Dr. Marrone elected to defer $4,167 of her non-equity incentive plan compensation related to 2011.
(3)	This column includes our company’s 401(k) retirement savings plan matching, payment of life insurance premiums, long-term disability and other insurance-related reimbursements.

Outstanding Equity Awards at the End of Fiscal Year 2011

The following table provides information regarding unexercised stock options held by each of the named executive officers as of the end of fiscal year 2011.

Name	Grant Date	Securities Underlying Unexercised Options Exercisable (#)(1)	Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Pamela G. Marrone, Ph. D.	5/1/2007	167,524 (2)	–	0.15	5/1/2017
	10/22/2008	150,000 (3)	–	0.38	10/22/2018
	1/28/2009	30,000 (4)	–	0.38	1/28/2019
	1/11/2010	15,000 (5)	–	0.38	1/11/2020
	1/24/2011	59,920 (6)	–	0.38	1/24/2021
	1/24/2011	100,000 (7)	–	0.38	1/24/2021
	12/15/2011	1,666 (8)	98,334	0.45	12/15/2021
Donald J. Glidewell	4/27/2011	300,000 (9)	–	0.38	4/27/2021
	12/15/2011	833 (8)	49,167	0.45	12/15/2021
Chris Hildreth	12/14/2009	180,000(10)	–	0.38	12/14/2019
	1/24/2011	150,000 (7)	–	0.38	1/24/2021
	1/24/2011	55,650 (6)	–	0.38	1/24/2021

(1)	Options granted under the Marrone Bio Innovations, Inc. Stock Option Plan, which we refer to as the 2006 Plan, are immediately exercisable in full, regardless of vesting. Any unvested shares issued upon the exercise to these options are subject to a right of repurchase.
(2)	The option vested with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of May 1, 2007, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares were fully vested upon the fourth anniversary of the option’s vesting commencement date.
(3)	Includes 34,375 unvested shares underlying exercisable options. The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of November 1, 2008, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(4)	Includes 8,125 unvested shares underlying exercisable options. The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of January 1, 2009, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(5)	The option vested with respect to 100% of the total shares subject to the option on the vesting commencement date of January 1, 2010.
(6)	The options vested with respect to 100% of the total shares subject to the option on the vesting commencement date of January 1, 2011.
(7)	All shares underlying the exercisable options are unvested. The options vest with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of January 1, 2011, and with respect to 1/48th of the total shares subject to the options monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the options’ vesting commencement date.
(8)	The options vest with respect to 1/60th of the total shares subject to the option one month after the vesting commencement date of November 1, 2011, and with respect to 1/60th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fifth anniversary of the options’ vesting commencement date.
(9)	All shares underlying the exercisable options are unvested. The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of May 1, 2011, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(10)	Includes 93,750 unvested shares underlying exercisable options. The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of January 1, 2011, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.

Option Exercises and Stock Vested

No options were exercised by named executive officers in fiscal year 2011.

Employment Agreements

We have entered into employment offer letters with each of our named executive officers described below, and employee proprietary information and inventions assignment agreements, under which each of our named executive officers has agreed not to disclose our confidential information or induce us to use proprietary information or trade secrets of others at any time.

Pamela G. Marrone, Ph.D.

Effective as June 29, 2006, we entered into an offer letter with Dr. Pamela G. Marrone, our President and Chief Executive Officer. Under the offer letter, Dr. Marrone is entitled to an annual base salary, which is currently $250,000, and is eligible for our benefit programs on the same terms as our other executives. In addition, in accordance with the terms of the offer letter, our board of directors granted Dr. Marrone a restricted stock award of 305,761 shares, which completely vested on June 29, 2010, and an option to purchase 167,524 shares of our common stock on May 1, 2007, which completely vested on May 1, 2011.

The letter agreement provides that either party may terminate the employment arrangement for any reason or no reason, but four weeks notice is requested if the agreement is terminated by Dr. Marrone. In addition, the agreement provides that if we actively or constructively terminate Dr. Marrone’s employment without cause (whether or not in connection with a change of control), Dr. Marrone will be eligible to receive:

—	an amount equal to twelve months of her then-current annual base salary payable in the form of salary continuation; and

—	medical and dental coverage, plus disability and life insurance premiums, for a period of twelve months following her termination.

Donald J. Glidewell

Effective as March 24, 2011, we entered into an offer letter with Donald J. Glidewell, our Chief Financial Officer. Under the offer letter, Mr. Glidewell is entitled to an annual base salary, which is currently $180,000, and is eligible for our benefit programs, vacation benefits, medical benefits and 401(k) plan participation. In addition, in satisfaction of obligations to Mr. Glidewelll in the offer letter with respect to option awards, our board of directors granted Mr. Glidewell an option to purchase 300,000 shares of our common stock on April 27, 2011, and an option to purchase 50,000 shares of our common stock on December 15, 2011, each of which vests, subject to continued employment on each vesting date, with respect to 1/4th of the total shares subject to the option on the first anniversary of the option’s vesting commencement date of May 1, 2011, and November 1, 2011, respectively, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all shares subject to the option will be fully vested on the fourth anniversary of such option’s vesting commencement date.

The letter provides that either party may terminate the employment arrangement for any reason or no reason, but four weeks notice is requested if the agreement is terminated by Mr. Glidewell. In addition, the agreement provides that if we actively or constructively terminate Mr. Glidewell’s employment without cause (whether or not in connection with a change of control), Mr. Glidewell will be eligible to receive:

—	an amount equal to six months of his then-current annual base salary payable in the form of salary continuation; and

—	medical and dental coverage, plus disability and life insurance premiums, for a period of six months following his termination.

Chris Hildreth

Effective as November 24, 2009, we entered into an offer letter with Chris Hildreth, our Senior Vice President of Commercial Operations. Under the offer letter, Mr. Hildreth is entitled to a base annual salary, which is currently $200,000, and is eligible for our benefit programs, including our non-equity incentive program, vacation benefits, medical benefits and 401(k) plan participation, and was entitled to option grants for joining us in 2009 and based on his continued service in 2010. Our board of directors granted Mr. Hildreth an option to purchase 180,000 shares of our common stock on December 14, 2009, and an option to purchase 150,000 shares of our common stock on January 24, 2011, each of which vests, subject to continued employment on each vesting date, with respect to 1/4th of the total shares subject to the option on the first anniversary of the option’s vesting commencement date of January 1, 2010, and January 1, 2011, respectively, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all shares subject to the options will be fully vested on the fourth anniversary of such options’ respective vesting commencement dates, as well as an option to purchase 55,650 shares of our common stock, which was fully vested on the January 24, 2011 date of grant. The letter agreement provides that either party may terminate the employment arrangement for any reason or no reason, but four weeks notice is requested Mr. Hildreth terminates his employment.

Director Compensation

Directors who are employees of ours do not receive any additional compensation for their service on our board of directors. Our board of directors intends to adopt a compensation policy that, effective upon the completion of this offering, will be applicable to all of our non-employee directors.

Pursuant to an agreement dated June 23, 2011, we agreed to pay Elin Miller $15,000 per year in equal monthly installments for her participation on our board of directors. In fiscal 2011, we paid Ms. Miller an aggregate of $8,750, and on July 24, 2011, we granted Ms. Miller an option to purchase 40,000 shares of our common stock with a per share exercise price of $0.38, which our board of directors determined equaled the fair market value of our common stock on the date of grant. Pursuant to the terms of her agreement, 1/4th of the total shares subject to her option vest one year from her vesting commencement date of July 1, 2011, and 1/48th of the total shares subject to her option vest monthly for 36 months thereafter, such that all of the shares subject to the option will be fully vested upon the fourth anniversary of her vesting commencement date.

On December 15, 2011, we granted Richard Rominger an option to purchase 40,000 shares of our common stock with a per share exercise price of $0.45, which our board of directors determined equaled the fair market value of our common stock on the date of grant. One-half of the total shares subject to the option vested as of the vesting commencement date of November 1, 2011, with 1/120th of the grant vesting monthly thereafter for 60 months, such that all of the shares subject to the option will be fully vested upon the fifth anniversary of his vesting commencement date.

The table below summarizes the compensation we paid to non-employee directors for the fiscal year ended December 31, 2011.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Richard Rominger	–	10,870	10,870
Ranjeet Bhatia	–	–	–
Timothy Fogarty	–	–	–
Lawrence A Hough	–	–	–
Joseph Hudson	–	–	–
Elin Miller	8,750	9,616	18,366
Sean Schickedanz	–	–	–

(1)	This column reflects the aggregate grant date fair value of option awards granted to our named executive officers estimated pursuant to FASB ASC 718, Compensation—Stock Compensation (“ASC 718”). Valuation assumptions are described under Note 2 of the accompanying notes to our financial statements.

Consideration and Determination of Executive and Director Compensation

Because compensation decisions for executive officers are made by our entire board of directors, Dr. Pamela G. Marrone, our President and Chief Executive Officer, participates in the determination of compensation policy, including by making recommendations and participating in the voting with respect to the compensation of executive officers, other than with respect to her own compensation.

Compensation Risk Management

We have considered the risk associated with our compensation policies and practices for all employees, and we believe we have designed our compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on our Company.

Employee Benefit and Stock Plans

Marrone Bio Innovations, Inc. Stock Option Plan

We established the Marrone Bio Innovations, Inc. Stock Option Plan, which we refer to as the 2006 Plan, effective as of July 26, 2006. The 2006 Plan was amended as of February 25, 2010, at which time a total of 4,500,000 shares of our common stock had been authorized for issuance thereunder, and as of April 30, 2012, 3,702,138 shares of our common stock were issuable upon the exercise of outstanding options granted under the 2006 Plan. We ceased granting options under our 2006 Plan after, and the 2006 Plan terminated upon, the adoption of our 2011 Plan on July 19, 2011. Our 2006 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options to our employees, outside directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Administration. Our board of directors administered our 2006 Plan. The administrator’s powers include the power to: determine the fair market value of our common stock; select the individuals to whom options may be granted; determine the number of shares of stock covered by each option; approve forms of award agreement; determine the terms and conditions of options granted to employees and consultants (e.g., the exercise price, the times when options may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any option or the underlying shares of stock); reduce the exercise price of any option granted to employees and consultants to the then current fair market value of our common stock if such fair market value has declined since the date of grant; prescribe, amend and rescind rules and regulations relating to our 2006 Plan; modify or amend each option; institute an option exchange program; and make all other determinations deemed necessary or advisable for administering our 2006 Plan.

Transferability of Options. Our 2006 Plan allows for the transfer of options only (i) by will, and (ii) by the laws of descent and distribution. Only the recipient of an option may exercise such option during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization our board of directors will make adjustments to one or more of (i) the number of shares that are covered by outstanding options, (ii) the exercise price of outstanding options, and (iii) the numerical share limits contained in our 2006 Plan. In the event of our complete liquidation or dissolution, recipients must be notified at least ten (10) days prior to the proposed transaction and may exercise all vested and unvested options until ten (10) days prior to such transaction; all outstanding options will terminate immediately prior to the consummation of such transaction.

Corporate Transactions. Our 2006 Plan provides that in the event of a corporate transaction, as defined in our 2006 Plan, each outstanding option will become immediately vested. In the event of a corporate transaction involving a merger or sale of assets, options will be exercisable for a period of fifteen (15) days from the date that notice of the transaction is provided; the option will then terminate upon the expiration of that period.

2011 Stock Plan

We established our 2011 Stock Plan, which we refer to as the 2011 Plan, effective as of July 19, 2011. Our 2011 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options and stock purchase rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees, directors and consultants.

Shares. As of April 30, 2012, a total of 1,414,034 shares of our common stock, plus any additional shares which are subject to options granted under our 2006 Plan but are forfeited or otherwise terminate or expire, including 283,461 shares as of April 30, 2012, were authorized for issuance under our 2011 Plan. In addition, as of April 30, 2012, under the 2011 Plan, 1,477,080 shares of our common stock were issuable upon the exercise of outstanding options granted, and 216,249 additional shares of common stock were reserved for issuance pursuant to future grants. Any shares allocable to the unexercised portion of an award that is cancelled, terminated or expires, or shares that are repurchased pursuant to our repurchase option will be returned to the 2011 plan and shall be available for grant. The number of shares that may be delivered upon the exercise of incentive stock options granted under the 2011 Plan may not exceed 5,427,459 shares.

Administration. Our board of directors administers our 2011 Plan. Their powers include the power to: determine the persons to whom, and the times at which, awards shall be granted and the number of shares of our common stock subject to each award; determine the fair market value of our common stock; determine the terms, conditions and restrictions applicable to each award (e.g. the exercise price, the method of payment, the method for satisfaction of any tax withholding obligation, the timing, terms and conditions of the exercisability and vesting of the award, the time of the expiration of the award, and the effect of the recipient’s termination of service); approve forms of award agreement; amend, modify, extend, cancel or renew any award or waive any restrictions or conditions applicable to any award; accelerate, continue, extend or defer the exercisability of any award; prescribe, amend or rescind rules guidelines and policies relating to the 2011 Plan; and make all other determinations and take such other actions with respect to the 2011 Plan or any award as it deems advisable and that is consistent with applicable law, regulations and rules.

Stock Options. Our 2011 Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any parent or subsidiary of ours. Non-qualified stock options may be granted to our employees, directors, and consultants and those of any parent or subsidiary of ours. The exercise price of all options granted under our 2011 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten (10) years, except that with respect to any employee who owns more than ten percent (10%) of the voting power of all classes of our outstanding stock or the outstanding stock of any parent or subsidiary corporation as of the grant date (i) the term of an incentive stock option must not exceed five (5) years, and (ii) the exercise price of an incentive stock option must equal at least one hundred ten percent (110%) of the fair market value of our common stock on the grant date.

After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the award agreement. If his or her continuous service terminates for cause, however, the option shall immediately terminate. An option may not be exercised later than the expiration of its term.

Stock Purchase Rights. Our 2011 Plan allows for the grant of stock purchase rights. Stock purchase rights are rights to purchase our common stock for at least one hundred percent (100%) of the fair market value of our common stock and which are exercisable for thirty (30) days from the date of grant. The purchase price of a stock purchase right may be paid in cash or in the form of services rendered. The board of directors may subject a stock purchase right to vesting conditions.

Transferability of Awards. Our 2011 Plan allows for the transfer of awards only (i) by will, (ii) by the laws of descent and distribution and (iii) for non-qualified stock options, to the extent authorized by the board of directors. Only the recipient of an award may exercise such award during his or her lifetime except that non-qualified stock options may be transferred to certain trusts and certain family members.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the board of directors will make adjustments to one or more of (i) the number and class of shares subject to the 2011 Plan and that are covered by outstanding awards, (ii) the exercise price of outstanding awards, and (iii) the incentive stock option share limit contained in the 2011 Plan.

Changes in Control. Our 2011 Plan provides that in the event of a change in control, as defined in the 2011 Plan, the board of directors, in its discretion may provide that (i) the vesting and exercisability of any outstanding awards shall accelerate; or (ii) that each outstanding award (including, at the board of directors’ discretion, unvested awards) shall be cashed out; payment due with respect to unvested awards would then be payable in accordance with the existing vesting schedule. Further, the successor corporation may assume or substitute an equivalent award for each outstanding award; if the successor corporation does not do so, awards held by recipients who have not terminated employment with us will vest in full as of the change in control.

Plan Amendments and Termination. Our 2011 Plan will automatically terminate ten (10) years following its effective date, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2011 Plan provided such action does not adversely affect any outstanding award without the consent of the recipient.

2012 Stock Incentive Plan

We anticipate that prior to the completion of this offering, our board of directors will adopt, and our stockholders will approve, our 2012 Stock Incentive Plan, which we refer to as the 2012 Plan. The 2012 Plan will become effective on the date of the completion of this offering, and will serve as the successor to our 2011 Plan. Our 2012 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants.

Shares. We will authorize a total of                shares of our common stock for issuance pursuant to the 2012 Plan. In addition, the number of shares authorized for issuance pursuant to the 2012 Plan will be increased by any additional shares that would otherwise return to the 2011 Plan after                as a result of the forfeiture, termination or expiration of awards previously granted under the 2011 Plan. Further, our 2012 Plan will provide for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with our fiscal year following the year of this offering, equal to                percent of the number of shares of our common stock outstanding as of such date.

Administration. Our board of directors or a committee of our board of directors will administer our 2012 Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code the committee will consist of two (2) or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator will have the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of the awards, the restrictions on transferability of awards and the form of consideration payable upon exercise. The administrator also will have the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered or cancelled in exchange for other awards of the same type (which may have higher or lower exercise prices) or awards of a different type.

Stock Options. Our 2012 Plan will allow for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any parent or subsidiary of ours. Non-qualified stock options may be granted to our employees, directors, and consultants and those of any parent or subsidiary of ours. The exercise price of all options granted under our 2012 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten (10) years, except that with respect to any employee who owns more than ten percent (10%) of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed five (5) years, and the exercise price must equal at least one hundred ten percent (110%) of the fair market value on the grant date.

After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights. Our 2012 Plan will allow for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the base appreciation amount for the cash or shares to be issued pursuant to the exercise of a stock appreciation right will be no less than one hundred percent (100%) of the fair market value per share on the date of grant. After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her stock appreciation right, to the extent vested, only to the extent provided in the stock appreciation right agreement.

Restricted Stock Awards. Our 2012 Plan will allow for the grant of restricted stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Our 2012 Plan will allow for the grant of restricted stock units. Restricted stock units are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. The administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash, with shares of our common stock or other securities, or a combination thereof.

Dividend Equivalent Rights. Our 2012 Plan will allow for the grant of dividend equivalent rights. Dividend equivalent rights are awards that entitle the recipients to compensation measured by the dividends we pay with respect to our common stock.

Transferability of Awards. Our 2012 Plan will allow for the transfer of awards under the 2012 Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Plan, the administrator will make adjustments to one or more of the number or class of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the 2012 Plan, and any other terms that the administrator determines require adjustment. In the event of our complete liquidation or dissolution, all outstanding awards will terminate immediately upon the consummation of such transaction.

Corporate Transactions and Changes in Control. Our 2012 Plan will provide that in the event of a corporate transaction, as defined in the 2012 Plan, each outstanding award will terminate upon the consummation of the corporate transaction to the extent that such awards are not assumed by the acquiring or succeeding corporation. Prior to or upon the consummation of a corporate transaction or a change in control, as defined in the 2012 Plan, an outstanding award may vest, in whole or in part, to the extent provided in the award agreement or as determined by the administrator in its discretion. The administrator may condition the vesting of an award upon the subsequent termination of the recipient’s service or employment within a specified period of time following the consummation of a corporate transaction or change in control. The administrator will not be required to treat all awards similarly in the event of a corporate transaction or change in control.

Plan Amendments and Termination. Our 2012 Plan will automatically terminate ten (10) years following the date it becomes effective, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2012 Plan provided such action does not impair the rights under any outstanding award unless mutually agreed to in writing by the recipient and us.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant who is a U.S. employee may contribute to the 401(k) plan, through payroll deductions, up to a statutorily prescribed annual limit imposed by the Internal Revenue Service (which limit was $16,500 in 2011). All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. We may make contributions to the accounts of plan participants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since December 31, 2008, to which we were a participant or will be a participant, in which:

—	the amounts involved exceeded or will exceed $120,000; and

—

any of our directors, executive officers, holders of more than 5% of our capital stock (which we refer to as 5% stockholders) or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the section titled “Executive Compensation.”

Issuance of Convertible Notes and Warrant Rights

From March through April 2012, we issued and sold in a series of closings convertible notes in the aggregate principal amount of approximately $8.1 million under a convertible note purchase agreement. The convertible notes all accrue interest at a rate of 10% per annum and mature on September 30, 2013, but the convertible notes and all principal and accrued interest will automatically convert into shares of our common stock upon completion of this offering, as discussed below.

Under the terms of the convertible notes, if we close an initial public offering prior to the maturity date in which we receive gross cash proceeds, before underwriting discounts, commissions and fees, of at least $30 million (referred to as a “qualified initial public offering”), the principal and accrued interest due under the convertible notes will be automatically converted into the number of shares of our common stock determined by dividing such unpaid amounts by 70% of the per share price of our common stock sold in the initial public offering. The table below sets forth, for each purchaser of the convertible notes that is a director, executive officer or 5% stockholder, and their respective affiliates, the aggregate principal amount and purchase price of convertible notes purchased and the number of shares of common stock into which such convertible notes are convertible in this offering at an assumed conversion price of $ per share, 70% of the mid-point of the range on the cover of this prospectus.

Name	Aggregate Principal and Aggregate Purchase Price of Convertible Notes ($)	Shares of Common Stock Issuable
CGI Opportunity Fund II, L.P.(1)	1,000,000
MCVP Technology Fund I, LLC(2)	500,000
One Earth Capital, LLC(3)	1,000,000
Saffron Hill Ventures 2, L.P. (4)	1,474,960
Stuart Mill Venture Partners, L.P.(5)	1,500,000
Syngenta Ventures Pte. LTD.(6)	500,000
Entities affiliated with Clean Pacific Ventures (7)	790,000
Ranjeet Bhatia (8)	150,000
Dr. Pamela G. Marrone (9)	30,049

(1)	CGI Opportunity Fund II, L.P. is a 5% stockholder whose representative, Tim Fogarty, is a member of our board of directors.
(2)	MCVP Technology Fund I, LLC is a 5% stockholder.
(3)	One Earth Capital, LLC is a 5% stockholder whose representative, Joseph Hudson, is a member of our board of directors.
(4)	Saffron Hill Ventures 2, L.P. is a 5% stockholder whose representative, Ranjeet Bhatia, is a member of our board of directors. See also note 8 to this section.
(5)	Stuart Mill Venture Partners, L.P. is a 5% stockholder whose representative, Lawrence Hough, is a member of our board of directors.
(6)	Syngenta Ventures Pte. LTD. is a 5% stockholder.
(7)	Clean Pacific Ventures is a 5% stockholder whose representative, Sean Schickedanz , is a member of our board of directors.
(8)	Ranjeet Bhatia is a member of our board of directors as a representative of Saffron Hill Ventures 2, L.P. See also note 4 to this section.
(9)	Pamela G. Marrone is our Chief Executive Officer, a member of our board of directors and a 5% stockholder. The convertible notes purchased by Pamela G. Marrone and Michael J. Rogers and those purchased by Florence H. Marrone TOD Pamela G. Marrone are aggregated with those purchased by Pamela G. Marrone for purposes above.

Alternatively, the convertible notes will be automatically converted into other new securities, as follows, if prior to closing a qualified initial public offering, we close an equity financing for an aggregate consideration of at least $5.0 million (referred to as a “qualified equity financing”) or a debt financing for an aggregate consideration of at least $5.0 million (referred to as a “qualified debt financing,” provided that the closing of certain financings under consideration at the time of the issuance of the convertible notes, including the issuance of the $10.0 million promissory note in favor of Point Financial, Inc. on April 13, 2012, will not be considered qualified debt financings). If prior to closing a qualified initial public offering, we close a qualified equity financing, the principal and accrued interest due under the convertible notes will convert into the number of equity securities issued in the equity financing determined by dividing such unpaid amounts by 85% of the purchase price of such securities, if the closing occurs on or prior to December 31, 2012, or 80% of the purchase price of such securities, if the closing occurs on or after January 1, 2013. If prior to closing a qualified initial public offering or a qualified equity financing, we close a qualified debt financing, the principal and accrued interest due under the convertible notes will, subject to certain exceptions, convert into the equivalent dollar amount of debt securities issued in the debt financing. In addition, if prior to closing a qualified initial public offering, but after June 15, 2012, we close a qualified debt financing, we will be obligated to issue, to the holders of the convertible notes, warrants to purchase either shares of our Series C convertible preferred stock or, if we close a qualified equity financing by September 30, 2013, the preferred stock issued in such a qualified equity financing. Any such warrants would be exercisable for a number of shares of the applicable preferred stock determined by dividing 20% of outstanding principal and accrued interest under the convertible notes at the time of exercise by the applicable purchase price per share of such preferred stock.

Further, if prior to their maturity on September 30, 2013, the convertible notes have not previously converted into shares of our common stock or other equity securities in connection with a qualified initial public offering, qualified equity financing or qualified debt financing, as described above, the convertible notes will automatically convert into a new series of preferred stock, to be authorized immediately prior to the convertible notes’ maturity, at a rate of $2.50 per share.

Issuance of Series C Convertible Preferred Stock

During 2010 and 2011, we issued and sold in a series of closings an aggregate of 14,997,104 shares of our Series C convertible preferred stock at a price per share of $1.6940, for an aggregate consideration of approximately $25.4 million. In connection with Syngenta Ventures Pte. LTD.’s participation in the financing, we agreed not to issue or sell any shares of preferred stock to any material direct competitor of Syngenta AG or its affiliates. The table below sets forth the number of shares of Series C convertible preferred stock purchased for each purchaser that is a director, executive officer or 5% stockholders, and their affiliates.

Name	Shares of Series C Preferred Stock (#)	Aggregate Purchase Price ($)
CGI Opportunity Fund II, L.P.(1)	1,938,781	3,284,324
MCVP Technology Fund I, LLC(2)	1,770,939	2,999,998
One Earth Capital, LLC(3)	1,770,942	3,000,003
Saffron Hill Ventures 2, L.P. (4)	1,814,313	3,073,474
Stuart Mill Venture Partners, L.P.(5)	1,938,781	3,284,324
Syngenta Ventures Pte. LTD.(6)	1,770,939	2,999,998
Entities affiliated with Clean Pacific Ventures(7)	1,509,958	2,557,892
Dr. Pamela G. Marrone(8)	50,609	85,732

(1)	CGI Opportunity Fund II, L.P. is a 5% stockholder whose representative, Tim Fogarty, is a member of our board of directors.
(2)	MCVP Technology Fund I, LLC is a 5% stockholder.
(3)	One Earth Capital, LLC is a 5% stockholder whose representative, Joseph Hudson, is a member of our board of directors.
(4)	Saffron Hill Ventures 2, L.P. is a 5% stockholder whose representative, Ranjeet Bhatia, is a member of our board of directors.
(5)	Stuart Mill Venture Partners, L.P. is a 5% stockholder whose representative, Lawrence Hough, is a member of our board of directors.
(6)	Syngenta Ventures Pte. LTD. is a 5% stockholder.
(7)	Clean Pacific Ventures is a 5% stockholder whose representative, Sean Schickedanz, is a member of our board of directors.
(8)	Pamela G. Marrone is our Chief Executive Officer, a member of our board of directors and a 5% stockholder. The shares of

Series C preferred stock are held by Pamela G. Marrone and Michael J. Rogers.

Investor Rights Agreement

We are party to a second amended and restated investor rights agreement which provides that the holders of common stock (including those issuable upon conversion of our preferred stock), including Dr. Pamela G. Marrone, our Chief Executive Officer, and Richard Rominger, our Chairman of the Board, have certain rights relating to the registration of shares of such common stock. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” In addition to such registration rights, the investor rights agreement provides for certain information rights, board observer rights and rights of first refusal. The provisions of the investor rights agreement, other than those relating to registration rights, will terminate upon the completion of this offering.

Voting Agreement

We have entered into a second amended and restated voting agreement with certain holders of our common stock and certain holders of our preferred stock which will terminate upon completion of this offering. For a description of the third amended and restated voting agreement, see the section titled “Management—Voting Arrangements.”

Executive Compensation and Employment Arrangements

Please see “Executive Compensation” for information on compensation arrangements with our executive officers and agreements with, and offer letters to, our executive officers containing compensation and termination provisions, among others.

Director and Officer Indemnification and Insurance

We have entered into indemnification agreements with certain of our directors and executive officers, and we purchase directors’ and officers’ liability insurance. Effective upon the completion of this offering, we intend to enter into new indemnification agreements with our directors and certain of our executive officers. The indemnification agreements and our amended and restated certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Description of our Capital Stock—Limitations of Liability and Indemnification Matters.”

Syngenta License Agreement

In February 2011, we entered into an agreement with Syngenta Crop Protection AG, an affiliate of a 5% stockholder, whereby we have designated Syngenta as our exclusive distributor for Regalia in specialty crop markets in Europe, Africa and the Middle East. See “—Issuance of Series C Convertible Preferred Stock,” and, for a description of the agreement, see the section titled “Business—Strategic Collaborations.”

Policies and Procedures Regarding Related Party Transactions

Our board of directors reviews related party transactions for potential conflict of interest issues. Our board of directors intends to adopt a written related person transaction policy to be effective upon or prior to the completion of this offering to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us or a related person.

Director Independence

For a discussion of the independence of our directors, please see “Management—Director Independence” above.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our securities on a pro forma, as converted into common stock basis, as of April 30, 2012 and as adjusted to reflect the shares of common stock to be issued and sold in this offering assuming no exercise of the underwriters’ option to purchase additional shares, by:

—	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

—	each of our named executive officers;

—	each of our directors; and

—	all current executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group that may be exercised or converted within 60 days after April 30, 2012. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after April 30, 2012 are included for that person or group but not the stock options of any other person or group.

Applicable percentage ownership is based on                  shares of common stock outstanding at April 30, 2012, assuming (i) the automatic conversion of all outstanding shares of our Series A preferred stock, Series B preferred stock and Series C preferred stock, on a one-for-one basis, into 4,655,770, 7,036,465 and 14,997,104 shares of common stock, respectively and (ii) the automatic conversion of outstanding convertible notes into                  shares of common stock at an assumed price of $       per share, 70% of the mid-point of the range on the cover of this prospectus. For purposes of the table below, we have assumed that                  shares of common stock will be outstanding upon completion of this offering, based on (i)                  shares outstanding as of April 30, 2012 and (ii)                  shares that will be sold by us in the offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Marrone Bio Innovations, Inc., 2121 Second St. Suite A-107, Davis, CA 95618.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Shares (#)	Percentage (%)	Shares (#)	Percentage (%)
5% Stockholders:
CGI Opportunity Fund II, L.P.(1) 5 San Joaquin Plaza, Suite 330 Newport Beach, CA 92660
MCVP Technology Fund I, LLC(2) c/o Mitsui & Co. Global Investment, Inc. 200 Park Avenue 36th Floor New York, NY 10166
One Earth Capital, LLC(3) 201 Entrada Drive Santa Monica, CA 90402
Entities affiliated with Saffron Hill Ventures(4) 130 Wood Street London EC2V 6DL United Kingdom
Stuart Mill Venture Partners, L.P.(5) 252 North Washington Street Falls Church, VA 22046
Syngenta Ventures Pte. LTD.(6) 1, Harbourfront Avenue 098632 Singapore
CPV Partners GP, LLC(7) Two Transamerica Center 505 Sansome, Suite 1200 San Francisco, CA 94111

Directors and Named Executive Officers:
Pamela G. Marrone, Ph.D.(8)
Richard Rominger(9)
Ranjeet Bhatia(10)
Tim Fogarty(11)
Lawrence Hough(12)
Joseph Hudson(13)
Elin Miller(14)
Sean Schickedanz(15)
Donald J. Glidewell(16)
Chris Hildreth(17)
All current directors and executive officers as a group (10 persons)(18)

(1)	Peter V. Ueberroth and Joseph Ueberroth are Partners of CGI Opportunity Gen Par II, LLC, the sole General Partner of CGI Opportunity Fund II, L.P. and share voting control and investment power over the securities held by CGI Opportunity Fund II, L.P. Peter V. Ueberroth and Joseph Ueberroth disclaim beneficial ownership of the securities held by CGI Opportunity Fund II, L.P., except to the extent of their pecuniary interests therein.
(2)	Hiromichi Takeuchi, Wataru Ebata, Katsuhiko Oizumi, Shigeyuki Toya and Kenichi Kimura, directors of Mitsui & Co. Global Investment, Inc., the manager of MCVP Technology Fund I, LLC, share voting control and investment power over the securities held by of MCVP Technology Fund I, LLC, but disclaim beneficial ownership of the securities held by MCVP Technology Fund I, LLC, except to the extent of their pecuniary interests therein.
(3)	David H. Jacobs, Jr., the sole member and the sole manager of Henry Street LLC, the sole managing member of One Earth Capital, LLC, has sole voting control and investment power over the securities held by of One Earth Capital, LLC. See also note 12 to this section.
(4)

Includes                  shares of common stock held by Saffron Hill Ventures L.P. and                  shares of common stock held by Saffron Hill Ventures 2, L.P. Shawn Luetchens and Ranjeet Bhatia are Directors of Saffron Hill MGP Ltd and Saffron Hill MGP2 Ltd, the General Partners of Saffron Hill Ventures L.P. and Saffron Hill Ventures 2, L.P. respectively, and share voting control and investment power over the securities held by Saffron Hill Ventures L.P. and Saffron Hill Ventures 2, L.P., but disclaim beneficial ownership of the securities held by Saffron Hill Ventures L.P. and Saffron Hill Ventures 2, L.P., except to the extent of their pecuniary interests therein. See also note 9 to this section.
(5)	Lawrence Hough is the Managing Director and Walter Lubsen, Jeffrey Salinger and Jana Hernandes are the Managing Partners of Stuart Mill Partners, LLC, the general partner of Stuart Mill Venture Partners, L.P., and in such capacities they share voting control and investment power over the securities held by Stuart Mill Venture Partners, L.P.; however each of them disclaims beneficial ownership of the securities held by Stuart Mill Venture Partners, L.P., except to the extent of their respective pecuniary interests therein. See also note 11 to this section.
(6)	Includes shares of common stock. Syngenta AG, the ultimate parent of Syngenta Ventures Pte. LTD., is a public company traded on both the SIX Swiss Exchange and the NYSE.
(7)	Includes shares of common stock held by CPV Partners Pledge Fund, L.P. Series (A-2), shares of common stock held by CPV Partners Pledge Fund, L.P. Series (A-5), shares of common stock held by CPV Partners Pledge Fund, L.P. Series (A-8) and shares of common stock held by CPV Partners Pledge Fund, L.P. Series (A-15) (such stockholders together, the “CVP Affiliates”). Jeff Barnes, Dave Herron and Sean Schickedanz are managing members of CPV Partners GP, LLC, the sole General Partner of each of the CVP Affiliates and share voting control and investment power over the securities held by the CVP Affiliates. Mr. Barnes, Mr. Herron and Mr. Schickedanz disclaim beneficial ownership of the securities held by CVP Affiliates, except to the extent of their pecuniary interests therein. See also note 15 of this section.
(8)	Includes shares of common stock held by Dr. Marrone, 582,411 shares of common stock issuable to Dr. Marrone upon the exercise of outstanding options exercisable within 60 days, shares of common stock held by Florence H. Marrone TOD Pamela G. Marrone and 150,335 shares of common stock held by Dr. Marrone and Michael Rogers. Does not include 88,333 shares of common stock issuable to Mr. Marrone upon the exercise of outstanding options not exercisable within 60 days.
(9)	Includes 467,218 shares of common stock held by Mr. Rominger’s family members and trusts affiliated with Mr. Rominger, including Richard Stuart Rominger, Patricia A. Rominger, Katherine Marie Rominger, Sarah Anne Rominger, Ruth Elizabeth Rominger, Lars Tomanek, Bruce James Rominger, Robyn Jean Rominger, Justin Dennis Rominger, Bruce J. Rominger, Custodian for John Rutger Rominger under the California Uniform Gift to Minors Act Until Age 21, Bruce J. Rominger, Custodian for Rachel Violet Rominger under the California Uniform Gift to Minors Act Until Age 21, Cairn E. Aran, Cairn E. Aran, Custodian for Cienna Loch Rominger under the California Uniform Gift to Minors Act Until Age 21, Cairn E. Aran, Custodian for Aldo Bruce Rominger under the California Uniform Gift to Minors Act Until Age 21, Lars Tomanek and Ruth E. Rominger and The Richard and Mary Rominger Community Trust and 34,371 shares of common stock issuable to Mr. Rominger upon the exercise of outstanding options exercisable within 60 days. Does not include 17,667 shares of common stock issuable to Mr. Rominger upon the exercise of outstanding options not exercisable within 60 days. Richard Rominger, Mary Evelyne Rominger and Richard Stuart Rominger share voting control and investment power over the securities held by The Richard and Mary Rominger Community Trust.
(10)	Ranjeet Bhatia is a Director of Saffron Hill MGP Ltd and Saffron Hill MGP2 Ltd, the General Partners of Saffron Hill Ventures L.P. and Saffron Hill Ventures 2, L.P. respectively, and shares voting control and investment power over the securities held by Saffron Hill Ventures L.P. and Saffron Hill Ventures 2, L.P.; however, Mr. Bhatia disclaims beneficial ownership of the securities held by Saffron Hill Ventures except to the extent of his pecuniary interest therein. See also note 4 to this section.
(11)	Tim Fogarty is a Partner of the Contrarian Group, an affiliate of CGI Opportunity Fund II, L.P., and [shares voting control and investment power over the securities held by CGI Opportunity Fund II, L.P. with the other Partners of the Contrarian Group]; however, Mr. Fogarty disclaims beneficial ownership of the securities held by CGI Opportunity Fund II, L.P except to the extent of his pecuniary interest therein. See also note 1 to this section.
(12)	Lawrence Hough is the Managing Director of Stuart Mill Partners, LLC, the general partner of Stuart Mill Venture Partners, L.P., and in such capacity shares voting control and investment power over the securities held by Stuart Mill Venture Partners, L.P.; however, Mr. Hough disclaims beneficial ownership of the securities held by Stuart Mill Venture Partners, L.P. except to the extent of his pecuniary interest therein. See also note 5 to this section.
(13)	Joseph Hudson is a member of One Earth Capital, LLC and disclaims beneficial ownership of the securities held by One Earth Capital, LLC except to the extent of his pecuniary interest therein. See also note 3 to this section.
(14)	Does not include 40,000 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.
(15)	Sean Schickedanz is a managing member of CPV Partners GP, LLC and shares voting control and investment power over an aggregate of securities held by the CPV Affiliates; however, Mr. Schickedanz disclaims beneficial ownership of the securities held by the CVP Affiliates except to the extent of his pecuniary interest therein.
(16)	Includes 339,433 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 44,167 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.
(17)	Includes 421,700 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days.
(18)	Includes shares of common stock, 1,417,915 shares of common stock issuable upon the exercise of outstanding options held by current directors and executive officers exercisable within 60 days. Does not include 150,167 shares of common stock issuable upon the exercise of outstanding options held by current directors and executive officers not exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our restated certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our certificate of incorporation as in effect upon the consummation of this offering will provide for one class of common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, all with a par value of $0.00001 per share, of which:

—	shares are designated as common stock; and

—	shares are designated as preferred stock.

As of April 30, 2012, we had outstanding 3,919,751 shares of common stock. In addition, we had outstanding 4,655,770 shares of Series A preferred stock, 7,036,465 shares of Series B preferred stock and 14,997,104 shares of Series C preferred stock, all of which will be converted at a one-for-one ratio into an aggregate of 26,689,339 shares of common stock immediately prior to the completion of this offering. Our outstanding capital stock is held by 107 stockholders of record. As of April 30, 2012, we also had outstanding options to acquire 5,179,218 shares of common stock held by employees, directors and consultants. As of April 30, 2012, there were warrants outstanding for the purchase of 18,057 shares of Series A preferred stock, 30,100 shares of Series B preferred stock and 600,000 shares of Series C preferred stock, on an as-converted to common stock basis, with a weighted average exercise price of $2.41 per equivalent share of common stock.

Common Stock

Voting Rights

Under our amended and restated certificate of incorporation to be in effect upon completion of this offering, each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to                  shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

—	diluting the voting power of the holders of common stock;

—	reducing the likelihood that holders of common stock will receive dividend payments;

—	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

—	delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants

As of April 30, 2012, we had warrants outstanding to purchase 18,057 shares of Series A preferred stock, 30,100 shares of Series B preferred stock and 600,000 shares of Series C preferred stock. Unless they are earlier exercised or terminated, the warrants to purchase shares of Series A preferred stock and shares of Series B preferred stock will terminate in accordance with their terms upon the completion of this offering, and, as such, we expect that such warrants will be exercised by net exercise at the completion of this offering. The warrants to purchase shares of Series C preferred stock will terminate in accordance with their terms upon the one year anniversary of the completion of this offering, if they are not earlier exercised or terminated. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise upon the occurrence of certain events, including stock dividends, reorganizations, reclassifications and consolidations.

Registration Rights

In March 2010, we entered into the second amended and restated investor rights agreement, referred to as the investor rights agreement, with certain holders of our preferred stock and certain holders of our common stock, pursuant to which we agree to provide certain rights relating to registration of common stock (i) held by such holders of common stock, (ii) issuable upon conversion of preferred stock held by such holders and (iii) issuable upon conversion or exercise of any warrant held by such holder, and issued as a dividend or a distribution with respect to, in exchange for or in replacement of these securities described above. Subject to certain exceptions, we will generally bear the expenses incurred in connection with such registration and compliance with the relevant provisions of the investor rights agreement.

In addition, the holder of an outstanding warrant to purchase shares of Series A preferred stock is also entitled to certain rights relating to the registration of the common stock issuable upon conversion of the Series A preferred stock purchasable upon exercise of the warrant.

Substantially all of our stockholders with rights relating to registration of our common stock have executed agreements with the representatives of the underwriters pursuant to which they are prohibited from exercising their registration rights for 180 days following the date of this prospectus (subject to extension under certain circumstances), as described in the section titled “Underwriting.”

Demand Registration Rights

Pursuant to the investor rights agreement, after the completion of this offering, the holders of approximately                  shares of our common stock will be entitled to certain demand registration rights. At any time after the earlier of 180 days following the date of this prospectus or March 5, 2013, the holders of at least 40% of these shares can request that we register all or a portion of the shares of common stock issuable upon conversion of their shares, provided that we are not required to effect a registration in certain circumstances, including if we have already effected two registrations that were declared effective pursuant to such demand registration rights. Such request for registration must cover that number of shares with an anticipated aggregate offering price of at least $10 million. Additionally, we will not be required to effect a demand registration during the 180 days following the effectiveness of a company-initiated registration statement relating to an initial public offering of our securities, and if we give notice to requesting holders that we intend to file a registration statement for an initial public offering within 90 days, provided that we use reasonable good faith efforts to cause such registration statement to be filed and become effective.

If an underwriter in the underwritten offering advises us that marketing factors would require a limitation of the number of securities to be underwritten, then subject to certain exceptions, the number of shares of registrable securities that may be included in the underwriting will be allocated to all holders of registrable securities in proportion to the number of registrable securities held by such holders of registrable securities.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately shares of our common stock will be entitled to certain “piggyback” registration rights allowing such holders to include these shares of common stock (including those issuable upon conversion of shares of preferred stock) in such registration, provided that, if the underwriters in the underwritten offering determines that marketing factors require a limitation of number of shares to be underwritten, the number of shares such holders are entitled to include in the registration may be subject to certain cutbacks based on the priority set forth in the investor rights agreement. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to receive notice of the registration and have the right, subject to limitations described above, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately                  shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of more than 10% of these shares can make a written request that we register the shares of common stock issuable upon conversion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, including those of holders that are entitled to inclusion in such registration, is at least $1.5 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have previously effected two such registrations in the 12-month period preceding the request for registration.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. The demand, piggyback and Form S-3 registration rights described above will expire upon the earlier of (i) five years after our initial public offering in which the public offering price per share is at least $3.388 (as adjusted) and the proceeds to us before deduction of underwriters’ commissions and expenses are at least $30 million, (ii) with respect to any particular stockholder, when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90 day period, or (iii) the closing of a change of control event or the sale of substantially all of our assets.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws will require a 66 2/3% stockholder vote for the removal of a director without cause or the rescission, alteration, amendment or repeal of the bylaws by stockholders, and our amended and restated bylaws will require an 80% stockholder vote to amend the provisions of our bylaws relating to the election and classification of directors. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% and 80% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

—	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

—

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

—

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

—	any merger or consolidation involving the corporation and the interested stockholder;

—	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

—	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

—

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

—	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our current certificate of incorporation and our certificate of incorporation as amended and restated immediately prior to the closing of this offering that limit or eliminate the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to of the following:

—	any breach of their duty of loyalty to us or our stockholders;

—	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

—	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

—	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

Our certificate of incorporation and our bylaws, as currently in effect and as will be amended and restated immediately prior to the closing of this offering, also provide that we shall indemnify our directors and executive officers and shall indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws, as currently in effect and as will be amended and restated immediately prior to the closing of this offering, also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered and intend to continue to enter into separate indemnification agreements with certain of our directors and executive officers that are, in some cases, broader than the specific indemnification provisions provided by Delaware law and our charter documents, and may provide additional procedural protection. These agreements will require us, among other things, to:

—	indemnify officers and directors against certain liabilities that may arise because of their status as officers and directors;

—	advance expenses, as incurred, to officers and directors in connection with a legal proceeding subject to limited exceptions; and

—	cover officers and directors under any general or directors’ and officers’ liability insurance policy maintained by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law. We also make available standard life insurance and accidental death and disability insurance policies to our employees.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Exchange Listing

We will apply to list our common stock on the Nasdaq Global Market under the symbol “MBIO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and there can be no assurance that a market for our common stock will develop or be sustained after this offering. Future sales of our common stock in the public market, including shares issued upon exercise of outstanding or options, or the availability of such shares for sale in the public market, could adversely affect the trading price of our common stock. As described below, only a limited number of shares will be available for sale by our existing stockholders shortly after this offering due to contractual and legal restrictions on resale. Sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our common stock at such time and our ability to raise equity capital in the future.

Based on                  shares of common stock outstanding as of April 30, 2012, upon completion of this offering, shares of common stock will be outstanding, reflecting                  shares of common stock sold in this offering and assuming no exercise of the underwriters’ option to purchase additional shares of common stock. All of the shares sold in this offering (including any shares sold upon the underwriters’ exercise of their option to purchase additional shares) will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144 under the Securities Act. The remaining                  shares of common stock will be deemed restricted securities as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. In addition, substantially all of these restricted securities will be subject to the lock-up agreements described below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days (subject to extension) after the date of this prospectus
At various times beginning more than 180 days (subject to extension) after the date of this prospectus

In addition, of the 5,179,218 shares of our common stock that were subject to stock options outstanding as of April 30, 2012, options to purchase                  shares of common stock were vested as of April 30, 2012 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period, beginning on the date 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

—	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

—	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, substantially all of the shares issued under Rule 701 are subject to the lock-up agreements described below and will only become eligible for sale when the lock-up period expires.

As of April 30, 2012, 104,533 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of common stock (including securities exercisable or convertible into our common stock) outstanding immediately prior to this offering, have agreed or will agree that, without the prior written consent of each of Goldman, Sachs & Co. and Barclays Capital Inc. on behalf of the underwriters, during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus (as such period may be extended under certain circumstances), we and they will not, among other things:

—

offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

—	in our case, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

—	in the case of our directors, officers and other holders of our securities, make any demand for exercise of any rights with respect to the registration of any securities.

This agreement is subject to certain exceptions. See “Underwriting” below for additional discussion.

Registration Rights

We are party to an investor rights agreement which provides that certain stockholders have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after the completion of this offering. However, the shares registered on Form S-8 will be subject to Rule 144 limitations applicable to our affiliates and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold shares of our common stock as capital assets (within the meaning of Section 1221 of the Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

—	banks, insurance companies or other financial institutions;

—	partnerships or other pass-through entities;

—	tax-exempt organizations;

—	tax-qualified retirement plans;

—	dealers in securities or currencies;

—	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

—	U.S. expatriates and certain former citizens or long-term residents of the United States;

—	controlled foreign corporations;

—	passive foreign investment companies;

—	persons that own, or have owned, actually or constructively, more than 5% of our common stock; and

—	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a collaboration holding shares of our common stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of our common stock that is not a U.S. person. A “U.S. person” is any of the following:

—	an individual citizen or resident of the United States;

—	a corporation created or organized in or under the laws of the United States any state thereof or the District of Columbia (or entity treated as such for U.S. federal income tax purposes);

—	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

—

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Sale or Other Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or other applicable form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

A non-U.S. holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

—

the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

—	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

—

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our common stock, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation and administrative guidance may impose a 30% withholding tax on any dividends paid after December 31, 2013 and the proceeds of a sale of our common stock paid after December 31, 2014 to (i) a “foreign financial institution”, as specially defined under such rules, unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (ii) a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Barclays Capital Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                  shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                  per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed, or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of the representatives. This agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options and other exceptions, and in the case of our officers, directors and other holders of our securities, exercise of options issued pursuant to a stock option or similar plans, and other exceptions. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “MBIO.”

At our request, the underwriters have reserved for sale at the initial public offering price up to approximately                  shares of our common stock being offered for sale to directors, employees and friends and family members of certain of our directors and officers. We will offer these shares to the extent permitted under applicable regulations in the United States. The sales will be made by                  through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)        to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)        to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)        in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to ““professional investors”“ within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California. A partner of Morrison & Foerster LLP, our counsel, beneficially owns                  shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Marrone Bio Innovations, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Marrone Bio Innovations, Inc.

We have audited the accompanying balance sheets of Marrone Bio Innovations, Inc. (“the Company”) as of December 31, 2011 and 2010, and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marrone Bio Innovations, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Sacramento, California

May 10, 2012

Marrone Bio Innovations, Inc.

Balance Sheets

(In Thousands, Except Par Values)

	December 31

	2011	2010

Assets
Current assets:
Cash and cash equivalents	$2,215	$4,287
Short-term investments	2,000	–
Accounts receivable	447	877
Inventories	3,247	1,544
Prepaid expenses and other current assets	329	138

Total current assets	8,238	6,846

Property and equipment, net	1,067	1,050
Other assets	513	41

Total assets	$9,818	$7,937

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$930	$492
Accrued liabilities	1,678	1,010
Deferred revenue, current portion	175	–
Capital lease obligations, current portion	179	176
Debt, current portion	219	205
Preferred stock warrant liability	27	28

Total current liabilities	3,208	1,911

Deferred revenue, less current portion	601	–
Capital lease obligations, less current portion	115	216
Debt, less current portion	293	509
Other liabilities	89	53

Total liabilities	4,306	2,689

Commitments and contingencies (Note 12)

Convertible preferred stock – Series A – $0.00001 par value; 4,674 shares authorized; 4,656 shares issued and outstanding at December 31, 2011 and 2010 (aggregate liquidation preference of $3,867 at December 31, 2011)	3,747	3,747
Convertible preferred stock – Series B – $0.00001 par value; 7,066 shares authorized; 7,036 shares issued and outstanding at December 31, 2011 and 2010 (aggregate liquidation preference of $10,870 at December 31, 2011)	10,758	10,758
Convertible preferred stock – Series C – $0.00001 par value; 15,350 shares authorized; 14,997 and 7,175 shares issued and outstanding at December 31, 2011 and 2010, respectively (aggregate liquidation preference of $25,405 at December 31, 2011)	25,107	11,947

Stockholders’ deficit:
Common stock: $0.00001 par value; 40,000 shares authorized; 3,915 and 3,873 shares issued and outstanding at December 31, 2011 and 2010, respectively	–	–
Additional paid-in capital	636	352
Accumulated deficit	(34,736)	(21,556)

Total stockholders’ deficit	(34,100)	(21,204)

Total liabilities, convertible preferred stock and stockholders’ deficit	$9,818	$7,937

See accompanying notes.

Marrone Bio Innovations, Inc.

Statements of Operations

(In Thousands, Except Per Share Data)

	Year Ended December 31

	2011	2010

Revenues:
Product	$5,194	$3,697
License	57	–

Total revenues	5,251	3,697
Cost of product revenues	2,172	1,738

Gross profit	3,079	1,959

Operating expenses:
Research and development	9,410	5,563
Selling, general and administrative	6,793	4,353

Total operating expenses	16,203	9,916

Loss from operations	(13,124)	(7,957)
Other income (expense):
Interest income	22	22
Interest expense	(88)	(102)
Other income (expense)	10	1

Total other income (expense) - net	(56)	(79)

Loss before income taxes	(13,180)	(8,036)
Income taxes	–	–

Net loss	$(13,180)	$(8,036)

Net loss per common share:
Basic and diluted	$(3.39)	$(2.10)

Weighted average shares outstanding in computing net loss per common share:
Basic and diluted	3,888	3,832

  See accompanying notes.

Marrone Bio Innovations, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In Thousands)

	Convertible Preferred Stock								Stockholders’ Deficit

											Additional		Total
	Series A		Series B		Series C		Total		Common Stock		Paid-in	Accumulated	Stockholders’

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2009	4,656	$3,747	7,036	$10,758	–	$–	11,692	$14,505	3,748	$–	$190	$(13,520)	$(13,330)
Issuance of Series C convertible preferred stock, net of issuance costs of $208	–	–	–	–	7,175	11,947	7,175	11,947	–	–	–	–	–
Exercise of stock options	–	–	–	–	–	–	–	–	50	–	15	–	15
Vesting of restricted stock	–	–	–	–	–	–	–	–	75	–	1	–	1
Share-based compensation	–	–	–	–	–	–	–	–	–	–	146	–	146
Net loss and comprehensive loss	–	–	–	–	–	–	–	–	–	–	–	(8,036)	(8,036)

Balance at December 31, 2010	4,656	3,747	7,036	10,758	7,175	11,947	18,867	26,452	3,873	–	352	(21,556)	(21,204)

Issuance of Series C convertible preferred stock, net of issuance costs of $91	–	–	–	–	7,822	13,160	7,822	13,160	–	–	–	–	–
Exercise of stock options	–	–	–	–	–	–	–	–	42	–	13	–	13
Share-based compensation	–	–	–	–	–	–	–	–	–	–	271	–	271
Net loss and comprehensive loss	–	–	–	–	–	–	–	–	–	–	–	(13,180)	(13,180)

Balance at December 31, 2011	4,656	$3,747	7,036	$10,758	14,997	$25,107	26,689	$39,612	3,915	$–	$636	$(34,736)	$(34,100)

See accompanying notes.

Marrone Bio Innovations, Inc.

Statements of Cash Flows

(In Thousands)

	Year Ended December 31,

	2011	2010

Cash flows from operating activities
Net loss	$(13,180)	$(8,036)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	499	431
Share-based compensation	271	147
Noncash interest expense	4	8
Change in estimated fair value of warrant liability	(1)	–
Gain on equipment sale and leaseback	(6)	(6)
Net changes in operating assets and liabilities:
Accounts receivable	430	(362)
Inventories	(1,703)	(933)
Prepaid expenses and other current assets	(191)	105
Other assets	(472)	(14)
Accounts payable	438	75
Accrued liabilities	668	466
Deferred revenue	776	–
Other liabilities	42	6

Net cash used in operating activities	(12,425)	(8,113)

Cash flows from investing activities
Purchases of property and equipment	(423)	(252)
Purchase of short-term investments	(2,000)	–

Net cash used in investing activities	(2,423)	(252)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	13,160	11,428
Proceeds from issuance of convertible notes payable	–	464
Proceeds from line of credit	500	237
Repayment of line of credit	(500)	(444)
Repayment of debt	(206)	(192)
Repayment of capital lease obligations	(191)	(138)
Proceeds from exercise of stock options	13	15

Net cash provided by financing activities	12,776	11,370

Net (decrease) increase in cash and cash equivalents	(2,072)	3,005

Cash and cash equivalents, beginning of year	4,287	1,282

Cash and cash equivalents, end of year	$2,215	$4,287

Supplemental disclosure of cash flow information
Cash paid for interest	$84	$98

Supplemental disclosure of noncash investing and financing activities
Equipment acquired under capital leases	$93	$365

Conversion of notes payable and accrued interest into shares of convertible preferred stock	$–	$519

See accompanying notes.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

1. Summary of Business

Marrone Bio Innovations, Inc. (the Company), formerly Marrone Organic Innovations, Inc., was incorporated under the laws of the State of Delaware on June 15, 2006, and is located in Davis, California. The Company produces and sells natural pest management and plant health products that it discovers, sources, develops and commercializes using its proprietary technology and industry expertise. Targeting the major markets that use conventional chemical pesticide, including agricultural and water markets, as well as new markets for which there are no available conventional chemical pesticides or the use of conventional chemical products may not be desirable or permissible, the Company delivers EPA-approved and registered biopesticide products that address the global demand for effective, safe and environmentally responsible products.

The Company is an early stage company with a limited operating history and has only recently begun commercializing its products. Since its inception, the Company has incurred cumulative losses totaling $34,736,000, and expects to incur losses for the next several years. The Company has funded operations primarily with the net proceeds from private placements of convertible preferred stock and convertible notes payable, term loans and proceeds from the sale of its products. As a result, the Company will need to generate significant revenue to achieve and maintain profitability. As of December 31, 2011, the Company had working capital of $5,030,000. Management believes that currently available resources combined with the additional proceeds raised from the issuance of a term loan, convertible notes and a promissory note in 2012 (see Note 15) will be sufficient to fund the Company’s cash requirements through at least December 31, 2012.

The Company participates in a heavily regulated and highly competitive industry and believes that adverse changes in any of the following areas could have a material effect on the Company’s future financial position, results of operations, or cash flows: inability to obtain regulatory approvals, increased competition in the pesticide market, market acceptance of the Company’s products, weather and other seasonal factors beyond the Company’s control, litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors, and the Company’s ability to support increased growth.

Although management recognizes that it may need to raise additional funds in the future, there can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of such financing will not be unfavorable. Any failure to obtain additional financing or fund the operations with cash flows from revenues will have a material effect upon the Company and will likely result in a substantial reduction in the scope of the Company’s operations.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through May 10, 2012, the date that the financial statements were issued, and has appropriately accounted for and disclosed all relevant subsequent events through this date.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit, money market funds and certificates of deposit accounts with U.S. financial institutions. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash and cash equivalents balances with financial institutions are in excess of amounts that are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on these deposits.

Short-Term Investments

The Company’s short-term investments consist of certificates of deposit with original maturities less than one year but greater than three months which are classified as held-to-maturity. Certificates of deposit are stated at their amortized cost with realized gains or losses, if any, reported as other income or expenses in the statements of operations. The Company routinely evaluates the realizability of its short-term investments and recognizes an impairment charge when a decline in the estimated fair value of a short-term investment is below the amortized cost and determined to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the duration of time and the severity to which the fair value has been less than amortized cost, any adverse changes in the investee’s financial condition, and the Company’s intent and ability to hold the short-term investment for a period of time sufficient to allow for any anticipated recovery in market value. To date, the Company has not experienced any losses on its short-term investments.

Fair Value of Financial Instruments

Fair value is defined as an exit price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows: Level 1, observable inputs such as quoted prices in active markets; Level 2, inputs other than the quoted prices in active markets that are observable either directly or indirectly; and Level 3, unobservable inputs in which there is little or no market data, which requires that the Company develop its own assumptions. This hierarchy requires the use of observable data, when available, and minimizes the use of unobservable inputs when determining fair value.

The following tables present the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010 (in thousands):

	December 31, 2011
	Total	Level 1	Level 2	Level 3

Assets
Money market funds	$305	$305	$–	$–

Liabilities
Preferred stock warrant liability	$27	$–	$–	$27

	December 31, 2010
	Total	Level 1	Level 2	Level 3

Assets
Money market funds	$3,444	$3,444	$–	$–

Liabilities
Preferred stock warrant liability	$28	$–	$–	$28

Marrone Bio Innovations, Inc.

Notes to Financial Statements

The money market funds held as of December 31, 2011 and 2010, were in active markets and, therefore, measured based on the Level 1 valuation hierarchy.

The Company valued the preferred stock warrant liability using the option pricing method (OPM), which is typically analyzed using the Black-Scholes-Merton (BSM) option-pricing model utilizing inputs similar to those used for estimating fair values of the share-based payment awards described further below, and therefore is considered to be a Level 3 liability. The following table provides a reconciliation of the beginning and ending balances for the warrant liability measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Fair value at December 31, 2009	$28
Warrant issued	–
Change in fair value recorded in other income	–

Fair value at December 31, 2010	28
Warrant issued	–
Change in fair value recorded in other income	(1)

Fair value at December 31, 2011	$27

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, accounts receivable and debt. The Company deposits its cash, cash equivalents and short-term investments with various high credit quality domestic financial institutions. Such deposits may exceed federal deposit insurance limits. The Company believes the financial risks associated with these financial instruments are minimal.

The Company’s customer base is dispersed across many different geographic areas, and currently most customers are pest management distributors in the United States. Generally, receivables are due 30 days from the invoice date and are considered past due after this date.

As of December 31, 2011, five customers accounted for 26%, 17%, 17%, 15%, and 11%, respectively, or a total of 86% of the Company’s accounts receivable. As of December 31, 2010, three customers accounted for 26%, 21%, and 20%, respectively, or a total of 67% of the Company’s accounts receivable.

Since its inception, the Company’s principal source of revenues has been its Regalia product. For the years ended December 31, 2011 and 2010, Regalia accounted for 95% and 88%, respectively, of the Company’s revenues. For the year ended December 31, 2011, three customers represented 39%, 17%, and 10%, respectively, or a total of 66% of the Company’s revenues. For the year ended December 31, 2010, two customers represented 30% and 26%, or a total of 56% of the Company’s revenues. Domestic revenues accounted for 93% and 100% of the Company’s revenues for the years ended December 31, 2011 and 2010, respectively.

Concentrations of Supplier Dependence

The active ingredient in the Company’s Regalia product is derived from the giant knotweed plant, which the Company obtains from China. The Company’s single supplier performs an extraction process on this plant and creates a dried extract that is shipped to the Company’s third party manufacturer in the United States. A disruption at this supplier’s manufacturing site or a disruption in trade between the United States and China could negatively impact sales of Regalia. The Company currently uses one

Marrone Bio Innovations, Inc.

Notes to Financial Statements

supplier and there can be no assurance that the Company will continue to be able to obtain dried extract from China at a competitive price.

Accounts Receivable

The carrying value of the Company’s receivables represents their estimated net realizable values. The Company generally does not require collateral and estimates any required allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables, and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is recorded accordingly. Past-due receivable balances are written off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due.

Inventories

Inventories are stated at the lower of cost or market value (net realizable value or replacement cost) and include the cost of material and external labor and manufacturing costs. Cost is determined on the first-in, first-out basis. The Company provides for inventory reserves when conditions indicate that the selling price may be less than cost due to physical deterioration, obsolescence, changes in price levels, or other factors. Additionally, the Company provides reserves for excess and slow-moving inventory on hand that is not expected to be sold to reduce the carrying amount of excess slow-moving inventory to its estimated net realizable value. The reserves are based upon estimates about future demand from the Company’s customers and distributors and market conditions.

Inventories consist of the following (in thousands):

	December 31
	2011	2010

Raw materials	$1,992	$924
Finished goods	1,255	620

	$3,247	$1,544

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvement. The estimated useful lives of the Company’s property and equipment, including leasehold improvements, range from two to seven years. Amortization of assets under capital leases is included in depreciation expense.

Maintenance, repairs and minor renewals are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized.

Impairment or Disposal of Long-Lived Assets

Impairment losses related to long-lived assets are recognized in the event the net carrying value of such assets exceeds fair value. The Company assesses the impairment of its long-lived assets annually or more frequently upon events or changes in circumstances that indicate the carrying value of an asset may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In making this determination, the Company considers the specific operating characteristics of the relevant long-lived assets, including (i) the nature of the direct and any indirect

Marrone Bio Innovations, Inc.

Notes to Financial Statements

revenues generated by the assets; (ii) the interdependency of the revenues generated by the assets; and (iii) the nature and extent of any shared costs necessary to operate the assets in their intended use. An impairment test would be performed when the estimated undiscounted future cash flows expected to result from the use of the asset group are less than the carrying amount. Impairment is measured by assessing the usefulness of an asset by comparing its carrying value to its fair value. If an asset is considered impaired, the impairment loss is measured as the amount by which the carrying value of the asset group exceeds its estimated fair value. Fair value is determined based upon estimated discounted future cash flows. To date, the Company has not recognized any such impairment loss associated with its long-lived assets.

Preferred Stock Warrant Liability

The Company accounts for outstanding warrants exercisable into shares of its preferred stock as liability instruments as the preferred stock into which these warrants are convertible are contingently redeemable upon the occurrence of certain events or transactions. The Company adjusts the warrant instruments to fair value at each reporting period with the change in fair value recorded as a component of other income, net in the statements of operations.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery and transfer of title have occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured, unless contractual obligations, acceptance provisions or other contingencies exist. If such obligations or provisions exist, revenue is recognized after such obligations or provisions are fulfilled or expire.

The Company’s sales are generally through distributors. For sales of products made to distributors, the Company considers a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when payment is received. These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor’s history of adhering to the terms of its contractual arrangements with the Company, whether the Company has a pattern of granting concessions for the benefit of the distributor, and whether there are other conditions that may indicate that the sale to the distributor is not substantive. The Company currently recognizes revenue primarily on the sell-in method with its distributors. Distributors generally do not have price protection or return rights.

The Company offers certain product rebates, which are recorded as reductions to product revenues. An accrued liability for these product rebates is recorded at the time the revenues are recorded.

The Company recognizes license revenues pursuant to strategic collaboration and distribution agreements under which the Company receives payments for the achievement of testing validation, regulatory progress and commercialization events. As these activities and payments are associated with exclusive distribution rights that the Company provides in connection with strategic collaboration and distribution agreements over the term of the agreements, revenues related to the payments received are deferred and recognized as revenues over the term of the exclusive distribution period of the respective agreement. During the year ended December 31, 2011, the Company received payments under these agreements totaling $833,000, of which $57,000 was recognized as license revenues in the statements of operations. At December 31, 2011, the Company had recorded current and non-current deferred revenues of $175,000 and $601,000, respectively, related to payments received under these agreements. No payments or revenues were recognized under these agreements during the year ended December 31, 2010. At December 31, 2011 and 2010, the Company had no deferred product revenues.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

Research and Development

Research and development expenditures, which primarily consist of payroll-related expenses, toxicology costs, regulatory costs, consulting costs and lab costs, are expensed to operations as incurred. Grants received from third parties for research and development activity are recorded as reductions of expense over the term of the agreement as the related activities are conducted.

For the years ended December 31, 2011 and 2010, the Company received payments under grants totaling $164,000 and $470,000, respectively. Of these amounts, $31,000 and $62,000 are recorded in accrued liabilities as accrued grant proceeds for which the underlying grant services have not been provided as of December 31, 2011 and 2010, respectively. For the years ended December 31, 2011 and 2010, the Company reduced research and development expenses by $195,000 and $458,000, respectively, as services were performed under the grants.

Shipping and Handling Costs

Amounts billed for shipping and handling are included as a component of revenues. Related costs for shipping and handling have been included as a component of cost of product revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2011 and 2010 were $286,000 and $202,000, respectively.

Share-Based Compensation

The Company recognizes share-based compensation expense for all stock options made to employees and directors based on estimated fair values.

The Company estimates the fair value of stock options on the date of grant using an option-pricing model. The value of the portion of the options that is ultimately expected to vest is recognized as expense over the requisite service periods using the straight-line method. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For purposes of determining the Company’s historical share-based compensation expense, it used the BSM option-pricing model to calculate the estimated fair value of stock options on the measurement date (generally, the grant date). This model requires inputs for the expected life of the stock options, estimated volatility factor, risk-free interest rate, and expected dividend yield. The Company’s estimates of forfeiture rates also affect the amount of aggregate compensation expense. These inputs are subjective and generally require significant judgment. For the years ended December 31, 2011 and 2010, the Company calculated the fair value of stock options granted using the following assumptions:

	Year Ended December 31
	2011	2010

Expected life (years)	5.00–6.28	5.00–9.66
Estimated volatility factor	.70	.65
Risk-free interest rate	0.86%–2.40%	1.92%–3.32%
Expected dividend yield	–	–

Expected Life – The Company’s expected life represents the period that its stock options are expected to be outstanding. The Company uses the “simplified method” in accordance with Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment, and SAB No. 110, Simplified Method for Plain Vanilla Share Options, to develop the expected term of an employee stock option. Under this approach,

Marrone Bio Innovations, Inc.

Notes to Financial Statements

the expected term is presumed to be the mid-point between the vesting date and the contractual end of the stock option.

Estimated Volatility Factor – The Company uses the calculated volatility based upon the trading history and calculated volatility of the common stock of comparable but publicly traded agricultural bio-technology companies in determining an estimated volatility factor.

Risk-Free Interest Rate – The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury constant maturity securities with the same or substantially equivalent remaining term.

Expected Dividend Yield – The Company has not declared dividends nor does it expect to in the foreseeable future. Therefore, a zero value was assumed for the expected dividend yield.

Estimated Forfeitures – When estimating forfeitures, the Company considers voluntary and involuntary termination behavior and actual option forfeitures. The effect of forfeiture adjustments during the years ended December 31, 2011 and 2010 was insignificant.

If in the future the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives result in an increase to share-based compensation expense determined at the grant date. Share-based compensation expense affects the Company’s research and development expense and selling, general, and administrative expense.

The BSM option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in the Company’s stock options. Existing valuation models, including the BSM option-pricing model, may not provide reliable measures of the fair values of the Company’s stock options. Consequently, there is a risk that the Company’s estimates of the fair values of the stock options on the grant dates may bear little resemblance to the actual values realized upon exercise. Stock options may expire or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in the financial statements. Alternatively, value may be realized from these instruments that is significantly higher than the fair values originally estimated on the grant date and reported in the financial statements.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent a deferred tax asset cannot be recognized under the preceding criteria, the Company establishes valuation allowances as necessary to reduce deferred tax assets to the amounts expected to be realized. As of December 31, 2011 and 2010, all deferred tax assets were fully offset by a valuation allowance. Realization of deferred tax assets is dependent upon future federal, state, and foreign taxable income. The Company’s judgments regarding deferred tax assets may change as the Company expands into international jurisdictions, due to future market conditions, changes in U.S. or international tax laws, and other factors. These changes, if any, may require possible material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made.

The Company recognizes liabilities for uncertain tax positions based upon a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized

Marrone Bio Innovations, Inc.

Notes to Financial Statements

in the financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s policy is to analyze the Company’s tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction). As of December 31, 2011 and 2010, the Company has concluded that no uncertain tax positions were required to be recognized in its financial statements. The Company’s accounting policy is that interest and penalties recognized are classified as part of income taxes. Since the Company has not recorded any reserves related to unrecognized tax benefits, the Company has not recorded any interest or penalties in its provision for income taxes.

It is the Company’s practice to recognize interest and penalties related to income tax matters in income tax expense. No amounts were recognized for interest and penalties during the years ended December 31, 2011 and 2010.

Comprehensive Loss

Comprehensive loss represents the net loss for the period plus the results of certain changes to stockholders’ deficit that are not reflected in the statement of operations, if applicable. The only component of the Company’s comprehensive loss for the periods presented is net loss.

Net Loss Per Share

Basic and diluted net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The Company’s potentially dilutive shares, which include outstanding stock options, convertible preferred stock and warrants, have been excluded from the computation of diluted net loss per share for all periods as their effect would be antidilutive. Such potentially dilutive shares are excluded when the effect would be to reduce the loss per share.

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented (in thousands):

	Year Ended December 31
	2011	2010

Convertible preferred stock	26,689	18,867
Stock options outstanding	4,344	2,459
Warrant to purchase convertible preferred stock	48	48
Warrant to purchase common stock	15	15

As of December 31, 2011 and 2010, the number of shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock and conversion of convertible preferred stock are at a ratio of one-to-one.

Segment Information

The Company is organized as a single operating segment, whereby its chief operating decision maker assesses the performance of and allocates resources to the business as a whole.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued additional guidance on fair value disclosures. This guidance contains certain updates to the measurement guidance as well as

Marrone Bio Innovations, Inc.

Notes to Financial Statements

enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for “Level 3” measurements including enhanced disclosure for: (1) the valuation processes used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. This guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The Company plans to adopt this guidance for fiscal year 2012. The Company does not anticipate adoption of this guidance will have a material impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The guidance allows two presentation alternatives: (1) present items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income; or (2) in two separate, but consecutive, statements of net income and other comprehensive income. This guidance is effective for annual periods beginning after December 15, 2011 and interim periods within that year. Early adoption is permitted, but full retrospective application is required under both sets of accounting standards. The guidance also previously required the presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented; however, this portion of the guidance has been deferred. The Company has not adopted this guidance as of December 31, 2011. The Company is currently evaluating the impact this update will have on its financial statements.

3. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31
	2011	2010

Computer equipment and software	$207	$141
Furniture, fixtures and office equipment	145	95
Lab equipment	1,812	1,510
Leasehold improvements	331	233

	2,495	1,979
Less accumulated depreciation	(1,428)	(929)

	$1,067	$1,050

The Company has granted to third parties interests in specific property and equipment as part of certain financing arrangements (see Note 5).

Depreciation and amortization expense for the years ended December 31, 2011 and 2010, was $499,000 and $431,000, respectively, which included amortization expense related to capital leases for those periods (see Note 11).

Marrone Bio Innovations, Inc.

Notes to Financial Statements

4. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2011	2010

Accrued compensation	$786	$647
Accrued expenses	484	217
Accrued product rebates	408	146

	$1,678	$1,010

5. Debt

Debt consists of the following (in thousands):

	December 31
	2011	2010

Promissory note bearing interest at 6.25% per annum, which is payable monthly through May 2013, collateralized by all of the Company’s inventories, account receivable and equipment, net of unamortized debt discount at December 31, 2011 of $2	$122	$204
Revolving line of credit bearing interest at the prime rate (3.25% at December 31, 2011) plus 2% with a minimum interest rate of 6.00% per annum. All amounts borrowed under the Revolver are due in October 2012, the termination date of the Revolver, and are collateralized by all of the Company’s inventories, account receivable and equipment	–	–
Promissory note bearing interest at 7.00% per annum which is payable monthly through November 2014, collateralized by all of the Company’s inventories, account receivable and equipment, net of unamortized debt discount at December 31, 2011 of $6	390	510

	512	714
Less current portion	(219)	(205)

	$293	$509

As of December 31, 2011, aggregate contractual future principal payments by year on the Company’s debt, by year, are due as follows (in thousands):

Years ending December 31:
2012	$219
2013	176
2014	125

Total future principal payments	$520

Active markets for the Company’s debt instruments, which consist of privately issued convertible notes payable and term loans, do not exist and there are no quoted market prices for these liabilities. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of the

Marrone Bio Innovations, Inc.

Notes to Financial Statements

limited information available to the Company and because of the significance of the cost to obtain independent appraisals for this purpose.

Promissory Notes and Revolving Line of Credit

In May 2008, the Company borrowed $400,000 pursuant to a promissory note with a bank which bears interest at the rate of 6.25% per annum and is repayable in 60 equal monthly installments of $7,785 commencing June 1, 2008.

In March 2009, October 2010 and October 2011, the Company and the bank agreed to modify the terms of its existing revolving line of credit (Revolver). Under the modified terms of the Revolver, the Company’s borrowings under the Revolver are limited to 75% of qualifying account receivable with a maximum borrowing limit of $500,000. Borrowings under the Revolver bear interest at the prime rate (3.25% at December 31, 2011) plus 2% with a minimum interest rate of 6.00% per annum. Any amounts borrowed under the Revolver are due on October 1, 2012, the date the Revolver terminates. During the year ended December 31, 2010, the Company repaid $207,000 which was borrowed under the Revolver in 2009. During 2011, the Company borrowed and repaid $500,000 under the Revolver. There was no outstanding balance on the Revolver as of December 31, 2011 and 2010.

In March 2009, the Company borrowed $650,000 pursuant to a promissory note with the bank which bears interest at the rate of 7.00% per annum and is repayable in six monthly interest only payments starting May 1, 2009, followed by 60 equal monthly installments of $13,000 commencing November 1, 2009, with the final payment due on November 1, 2014.

All of the Company’s inventories, accounts receivable, equipment and general intangibles (excluding certain financed equipment and any intellectual property) have been pledged as collateral for the promissory notes and the Revolver.

6. Convertible Notes Payable

During the years ended December 31, 2010 and 2009, the Company issued $464,000 and $50,000 of convertible notes payable, respectively. Borrowings under these notes bore interest at a rate of 8% per annum. Interest on the convertible notes payable was added to the principal of the notes until the notes and accrued interest were converted into the Company’s Series C convertible preferred stock in March 2010.

7. Convertible Preferred Stock

The Company sold 4,656,000 shares of its Series A convertible preferred stock in private placements in April 2007 for $0.831 per share, including conversion of certain convertible notes payable, 7,036,000 shares of its Series B convertible preferred stock in August 2008 for $1.545 per share, including conversion of convertible notes payable, and 14,997,000 shares of its Series C convertible preferred stock from March 2010 to June 2011 for $1.694 per share, including conversion of the $514,000 of convertible notes payable plus accrued interest of $5,000. The Company recorded the issuance of its Series A, B, and C convertible preferred stock, net of issuance costs.

In April 2011, the Company amended its Third Amended and Restated Certificate of Incorporation to increase the number of shares of common stock the Company is authorized to issue from 30,000,000 shares to 40,000,000 shares and to increase in the number of shares of convertible preferred stock the Company is authorized to issue from 21,481,000 shares to 27,090,000 of which 4,674,000 shares were designated as Series A convertible preferred stock, 7,066,000 shares were designated as Series B convertible preferred stock, and 15,350,000 shares were designated as Series C convertible preferred stock.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

Investors in the Company’s Series C convertible preferred stock are entitled to receive noncumulative dividends, before and in preference to any amounts paid to Series A and Series B convertible preferred stock holders and common stockholders, and investors in the Company’s Series A and B convertible preferred stock are entitled to receive noncumulative dividends, on a pari passu basis, before and in preference to any amounts paid to common stockholders. Dividends will be paid only when and if declared by the Board of Directors. In addition, these investors are entitled to voting rights equal to the number of shares of the Company’s common stock into which the Series A, B and C convertible preferred stock are convertible as of the close of business on the record date fixed for each stockholder’s meeting. No dividends have been declared during the years ended December 31, 2011 and 2010.

Under certain conditions, including election by the holders and pursuant to an initial public offering, the Series A, B and C convertible preferred stock shall be converted into common stock on a one-for-one basis subject to certain adjustments for dilution, if any, resulting from future stock issuances. As of December 31, 2011, the conversion prices for shares of Series A, B and C convertible preferred stock are the respective issuance prices of $0.831, $1.545 and $1.694 per share, respectively.

In the event of a liquidation event, as defined in the Company’s Third Amended and Restated Certificate of Incorporation, the Series C convertible preferred stockholders are entitled to receive an amount per share equal to their original purchase price plus declared, but unpaid, dividends prior to any distribution to the holders of either Series A convertible preferred stock, Series B convertible preferred stock, or the Company’s common stock. From any remaining assets and funds legally available for distribution, Series B convertible preferred stockholders are entitled to receive an amount per share equal to their original purchase price plus declared, but unpaid, dividends prior to any distribution to the holders of the Series A convertible preferred stock or the Company’s common stock. From any remaining assets and funds legally available for distribution, Series A convertible preferred stockholders are entitled to receive an amount per share equal to their original purchase price plus declared, but unpaid, dividends prior to any distribution to the holders of the Company’s common stock. After such distribution, the remaining assets and funds legally available for distribution, if any, shall be distributed ratably among the holders of the Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, and the Company’s common stock in proportion to the shares of common stock each party would hold assuming conversion of the preferred stock into common stock. At December 31, 2011, the aggregate liquidation preference of the Series A, B and C convertible preferred stock was $3,867,000, $10,870,000 and $25,405,000, respectively.

At any time after August 5, 2016, at the individual option of each Series B convertible preferred or Series C convertible preferred stockholder, the Company shall redeem for cash, from any funds legally available, in three annual installments, commencing on the date specified by such holder in a written request, the outstanding shares of preferred stock that the stockholders have elected to be redeemed. The redemption price for each share of Series B convertible preferred or Series C convertible preferred stock shall be equal to the original issuance price of such share, plus accrued and unpaid dividends.

As the Company’s Series A, B and C convertible preferred stock contain redemption features that are outside of the Company’s control, all shares of Series A, B and C convertible preferred stock have been presented outside of permanent equity.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

8. Warrants

The following table summarizes information about the Company’s convertible preferred stock warrants outstanding as of December 31, 2011 and 2010 (in thousands, except exercise price):

Description	Issue Date	Expiration Date	Number of Warrants Issued	Exercise Price	Estimated Fair Value as of December 31, 2011	Estimated Fair Value as of December 31, 2010

In connection with loan agreement (Series A convertible preferred stock)	April 2007	April 2014	18	$0.831	$ 10	$ 10
In connection with promissory note and revolving line of credit (Series B convertible preferred stock)	August 2008	May 2013	10	$1.545	5	6
In connection with promissory note (Series B convertible preferred stock)	March 2009	March 2014	20	$1.545	12	12

			48		$ 27	$ 28

All warrants are exercisable and generally expire 5 – 7.5 years from the issuance date. The Company valued these warrants using the option pricing method (OPM), which is typically analyzed using the BSM option-pricing model utilizing inputs similar to those used for estimating the fair values of the stock options described in Note 2.

The Company’s warrants to purchase convertible preferred stock were issued in connection with the Company’s debt transactions. The fair value of the warrants at the date of issuance was recorded as a debt discount and is being amortized to interest expense over the term of the arrangement.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

9. Common Stock

The Company is authorized to issue up to 40,000,000 shares of common stock with $0.00001 par value. As of December 31, 2011, the Company had reserved shares of common stock for future issuances as follows (in thousands):

Share

Series A convertible preferred stock outstanding	4,656
Series B convertible preferred stock outstanding	7,036
Series C convertible preferred stock outstanding	14,997
Stock options available for future grant	1,056
Stock options outstanding	4,344
Warrants to purchase common stock	15
Warrants to purchase Series A convertible preferred stock	18
Warrants to purchase Series B convertible preferred stock	30

32,152

10. Stock Option Plans

In July 2006, the Company authorized the 2006 Equity Incentive Plan, as amended, (the 2006 Plan). The 2006 Plan provided for the issuance of up to 4,500,000 shares of common stock underlying awards. The 2006 Plan was terminated as of December 31, 2011.

In July 2011, the Company authorized the 2011 Stock Plan (the 2011 Plan). Collectively, the 2006 Plan and the 2011 Plan are referred to as the “Plans”. The 2011 Plan provides for the issuance of up to 1,414,000 shares of common stock underlying awards, plus any shares of common stock underlying awards previously issued under the 2006 Plan that terminate or expire after the date of authorization of the 2011 Plan, subject to certain adjustments. In addition, the 2011 Plan provides that the Company may not deliver more than 5,427,000 shares upon the exercise of incentive stock options issued under both the Plans. The 2011 Plan has a term of 10 years.

The current number of option grants available for issuance as of December 31, 2011 is summarized below (in thousands):

	Authorized(1)	Granted(2)	Cancelled	Available for Grant (Subject to Adjustment)

2006 Plan	–	(4,558)	762	–
2011 Plan	1,674	(618)	–	1,056

(1)	The 2006 Plan authorized the issuance of 4,500 stock options under the plan. The 2006 Plan terminated upon the adoption of the 2011 Plan, and no options authorized under the 2006 Plan were available for issuance thereafter. Shares authorized under the 2011 Plan include 260 shares added to the 2011 Plan upon the cancelation or termination of options originally issued under the 2006 Plan.
(2)	Shares granted under the 2006 Plan exceeded the authorized shares because canceled and terminated options were available for reissuance under the 2006 Plan.

  Under the Plans, the Company may grant Incentive Stock Options (ISOs) to employees and Nonstatutory Stock Options (NSOs) to officers, directors, employees and consultants. Both ISOs and NSOs are generally exercisable for a period not exceeding 10 years from the date of grant and must be

Marrone Bio Innovations, Inc.

Notes to Financial Statements

issued at a price at least equal to 100% of the estimated fair value at the date of grant as determined by the Board of Directors, but ISOs granted to any stockholder who owns greater than 10% of the Company’s outstanding stock at the time of grant are exercisable for a period not exceeding five years from the date of grant and must be issued at prices not less than 110% of the estimated fair value at the date of grant.

Generally, options vest 25% on the first anniversary from the date of grant and 1/48 per month thereafter; however, options may be granted with different vesting terms as determined by the Company’s Board of Directors.

The 2006 Plan allowed holders to exercise stock options prior to their vesting. The common stock received by the employee is restricted and follows the same vesting schedule as the originally granted option. In the event the employee terminates employment from the Company (whether voluntary or involuntary), the Company retains a right to repurchase the unvested common stock at the original option exercise price. As of December 31, 2011 and 2010, no options had been exercised that would be subject to repurchase.

The 2006 Plan provided for the issuance of options to purchase up to 4,500,000 shares of common stock. Options may no longer be granted under this plan. As of December 31, 2011, options to purchase 3,726,000 shares of the Company’s common stock at a weighted-average exercise price of $0.33 per share were outstanding under the 2006 Plan, of which 2,146,000 were vested at December 31, 2011. During the year ended December 31, 2011, 42,000 options were exercised and 300,000 were canceled.

The 2011 Plan provides for the issuance of options to purchase up to 1,414,000 shares of common stock, plus any shares of common stock underling awards previously issued under the 2006 Plan that terminate or expire after the date of authorization of the 2011 Plan, subject to certain adjustments. As of December 31, 2011, options to purchase 618,000 shares of the Company’s common stock at a weighted-average exercise price of $0.45 per share were outstanding under the 2011 Plan, of which 31,000 were vested at December 31, 2011. During the year ended December 31, 2011, no options were exercised, canceled, or expired under the 2011 Plan.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

The following table summarizes the activity under the Plans for the years ended December 31, 2011 and 2010 (in thousands, except exercise price and remaining contractual life data):

	Shares Available for Grant	Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value

Balances at December 31, 2009	530	1,962	$0.27
Options authorized	2,000	–
Options granted	(684)	684	$0.38
Options exercised	–	(50)	$0.30
Options cancelled	137	(137)	$0.35

Balances at December 31, 2010	1,983	2,459	$0.30	7.9	$202
Options authorized	1,000	–
Options granted	(2,227)	2,227	$0.40
Options exercised	–	(42)	$0.23
Options cancelled	300	(300)	$0.30

Balances at December 31, 2011	1,056	4,344	$0.35	8.1	$434

Vested and expected to vest at December 31, 2011		4,214	$0.35	8.1	$421

Exercisable at December 31, 2011		3,757	$0.33	7.8	$433

A summary of the status of the Company’s non-vested options as of December 31, 2011, and changes during the years ended December 31, 2011 and 2010, is as follows (shares in thousands):

	Shares	Weighted- Average Grant Date Fair Value

Non-vested shares at December 31, 2009	1,334	$0.20
Grants of options	684	$0.23
Vested	(805)	$0.20
Forfeitures	(134)	$0.21

Non-vested shares at December 31, 2010	1,079	$0.22
Grants of options	2,227	$0.25
Vested	(1,040)	$0.21
Forfeitures	(99)	$0.23

Non-vested shares at December 31, 2011	2,167	$0.25

The total intrinsic value of options exercised for the years ended December 31, 2011 and 2010 were $7,000 and $4,000, respectively.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

The estimated fair value of options vested during the years ended December 31, 2011 and 2010, was $228,000 and $158,000, respectively. The weighted-average estimated fair value of options granted during the years ended December 31, 2011 and 2010 was $0.25 and $0.23, respectively.

During the years ended December 31, 2011 and 2010, the Company recorded share-based compensation expense of $271,000 and $147,000, respectively. For the years ended December 31, 2011 and 2010, the Company did not realize any tax benefit associated with its share-based compensation expense. No tax benefit was recognized because a portion of the option grants were ISOs for which stock-based compensation expense is not deductible and also due to the full valuation allowance on the Company’s deferred tax asset that is further discussed in Note 13.

As of December 31, 2011, the total share-based compensation expense related to unvested options granted to employees under the Company’s Plans but not yet recognized was $479,000. These costs will be amortized to expense on a straight-line basis over a weighted-average remaining term of 3.4 years.

The following table summarizes information concerning common stock options outstanding and exercisable as of December 31, 2011 (shares in thousands):

	Options Outstanding		Options Exercisable

Exercise Prices	Number of Shares	Weighted- Average Remaining Contractual Life (In Years)	Number of Shares	Weighted- Average Remaining Contractual Life (In Years)

$0.03	60	4.6	60	4.6
$0.15	656	5.7	656	5.7
$0.38	3,034	8.3	3,014	8.3
$0.45	594	9.9	27	10.0

	4,344	8.1	3,757	7.8

11. Capital Leases

The Company accounts for certain equipment acquired under financing arrangements as capital leases. This equipment is included in property and equipment and related amortization is included in depreciation expense.

As of December 31, 2011 and 2010, the cost of this equipment was $717,000 and $624,000, respectively, and the related accumulated amortization was $344,000 and $201,000, respectively. Amortization of capital leases for the years ended December 31, 2011 and 2010 was $143,000 and $123,000, respectively.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

The Company’s aggregate commitment under these lease arrangements is as follows (in thousands):

Years ending December 31:
2012	$191
2013	85
2014	21
2015	12
2016	4

Total minimum payments required	313
Less: amount representing interest	(19)

Present value of future payments	294
Less: current portion	(179)

$115

12. Commitments and Contingencies

Facilities Lease

The Company has two non-cancelable leases for an aggregate of approximately 19,000 square feet of non-contiguous office space in an office complex in Davis, California which terminate in February 2014 and February 2015. The lease that terminates in February 2015 provides for an option to extend the term for five years at the then prevailing market rent. The leases include negotiated annual increases in the monthly rental payments.

The Company recognizes expense under its leases on a straight-line basis over the lease terms. At December 31, 2011, the Company’s aggregate commitment under non-cancelable lease agreements is as follows (in thousands):

Years ending December 31:
2012	$392
2013	372
2014	333
2015	50

Total minimum payments required	$1,147

Rental expense charged to operations for all operating leases was $412,000 and 247,000 for the years ended December 31, 2011 and 2010, respectively.

Contingencies

The Company is subject to legal proceedings and claims that arise in the normal course of business. As of December 31, 2011, there were no current proceeding or litigation involving the Company that management believes would have a material adverse impact on its business, financial position, results of operations or cash flows.

Marrone Bio Innovations, Inc.

Notes to Financial Statements

13. Income Taxes

As of December 31, 2011, the Company had net operating loss carry-forwards for federal income tax reporting purposes of approximately $31,420,000, which begin to expire in 2026, and state net operating loss carry-forwards of approximately $31,497,000, which begin to expire in 2016. Additionally, as of December 31, 2011, the Company had federal research and development tax credit carry-forwards of approximately $773,000, which begin to expire in 2026, and state research and development tax credit carry-forwards of approximately $706,000, which have no expiration date.

As of December 31, 2011, deferred tax assets of approximately $14,266,000, arising principally as a result of the Company’s net operating loss carry-forwards, tax credits, and certain costs capitalized for tax purposes during the Company’s development stage, were fully offset by a valuation allowance. The valuation allowance increased by $5,211,000 and $3,079,000 for the years ended December 31, 2011 and 2010, respectively.

The Company performed a Section 382 study of the Internal Revenue Code (and similar state provisions) for the periods from inception (June 15, 2006) through December 31, 2011, and adjusted its deferred tax assets related to its net operating loss carry-forwards and its research and development credits accordingly.

The temporary timing differences that give rise to the deferred tax assets and liabilities are as follows (in thousands):

	Year Ended December 31,

	2011	2010

Components of deferred taxes:
Net operating loss carry-forwards	$12,324	$7,912
Research and development tax credit	915	717
Other, net	1,027	426

Net deferred tax asset	14,266	9,055
Less valuation allowance	(14,266)	(9,055)

Net deferred tax asset	$–	$–

The Company had no deferred tax liabilities at December 31, 2011 or 2010.

The Company recognized no income tax expense, and did not receive a benefit from income taxes, for the years ended December 31, 2011 and 2010.

The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate with the difference for each year summarized below:

	December 31,

	2011	2010

Federal tax benefit at statutory rate	34%	34%
State tax benefit, net of federal benefit	6	6
Research and development credit	2	(2)
Other	(2)	–
Adjustment due to change in valuation allowance	(40)	(38)

Provision for income taxes	–%	–%

As of December 31, 2011, the Company had unrecognized tax benefits of $305,000. The unrecognized tax benefits, if recognized, would not impact the Company’s effective tax rate as the

Marrone Bio Innovations, Inc.

Notes to Financial Statements

recognition of these tax benefits would be offset by changes in the Company’s valuation allowance. The Company does not believe there will be any material changes in its unrecognized tax position over the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2011	2010

Balance at January 1	$224	$189
Increase (decrease) related to prior year tax positions	–	(44)
Increase related to current year tax positions	81	79
Settlements	–	–

Balance at December 31	$305	$224

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal and state examination for the calendar tax years ended 2006 through 2011.

14. Employee Benefit Plan

The Company has a defined contribution plan offered to all eligible employees, which is qualified under Section 401(k) of the Internal Revenue Code. The Company currently provides a matching contribution. Matching contributions are based on a formula which provides for an 80% match of the employee’s 401(k) contribution up to 4% of the employee’s salary. Each participant is 100% vested in elective contributions and the Company’s matching contribution. The Company provided 401(k) matching contributions for the years ended December 31, 2011 and 2010 and were $190,000 and $136,000, respectively.

15. Subsequent Events

Facilities Lease

In March 2012, the Company terminated its lease originally terminating in February 2014 and amended its lease terminating in February 2015 to increase the amount of rented office space, such that the Company rents an aggregate of approximately 21,600 square feet of non-contiguous office space at its office complex in Davis, California.

Term Loan

In March 2012, the Company entered into a change in terms agreement with the bank under which the existing Revolver was replaced by a term loan in the amount of $500,000 with a rate of 7.00% per annum, maturing April 1, 2016. The Company’s inventories, accounts receivable, equipment and general intangibles (excluding certain financed equipment and any intellectual property) have been pledged as collateral under the term loan.

Convertible Debt Financing

From March 2012 through April 2012, the Company issued and sold in a series of closings $8.1 million of convertible notes (Convertible Notes) that accrue interest at 10% per annum. The principal and accrued interest then outstanding under the Convertible Notes (Outstanding Balance) matures on September 30, 2013 (Maturity Date) or earlier, at which time all such Outstanding Balance will automatically convert into a new series of preferred stock to be authorized immediately prior to the

Marrone Bio Innovations, Inc.

Notes to Financial Statements

Maturity Date. The conversion rate of the Convertible Notes at the Maturity Date varies based on whether the Company has raised at least $10,000,000 in a preferred stock financing prior to June 30, 2012.

The Outstanding Balance may become due and payable prior to the Maturity Date upon an event of default. The Maturity Date may be extended by six months with the written approval of the holders of at least 80% of the Outstanding Balance, and the Company may not incur any debt senior in preference to these Convertible Notes without the written consent of holders of 70% of the Outstanding Balance.

If the Company closes an initial public offering in which the Company receives gross cash proceeds, before underwriting discounts, commissions and fees, of at least $30 million (a Qualified IPO) or a sale of substantially all of the Company’s assets or a series of transactions that result in the transfer of more than 50% of the Company’s outstanding voting power (an Acquisition), the Outstanding Balance will be automatically converted into shares of the Company’s common stock at a rate of 70% of the per share price of the Company’s common stock sold in the Qualified IPO or the Acquisition, respectively.

Alternatively, the Outstanding Balance will be automatically converted into other new securities, as follows, if prior to closing a Qualified IPO or Acquisition, the Company closes an equity financing for an aggregate consideration of at least $5.0 million (a Qualified Equity Financing). If prior to closing a Qualified IPO or Acquisition, the Company closes a Qualified Equity Financing, the Outstanding Balance will convert into the equity securities issued in the equity financing at either 85% of the purchase price of such securities, if the closing occurs on or prior to December 31, 2012, or 80% of the purchase price of such securities, if the closing occurs on or after January 1, 2013. The Company is currently evaluating the impact the Convertible Notes will have on its financial position and results of operations.

Promissory Note

In April 2012, the Company borrowed $10,000,000 pursuant to a promissory note (Promissory Note) that bears interest at 15% per annum and required the Company to pay the lender a non-refundable loan fee of 600,000. The Promissory Note is payable in 59 monthly installments of $238,000 beginning in May 2012 with all unpaid principal and interest due in April 2017. The loan is secured by the Company’s accounts receivable, inventory, equipment, and intellectual property, which consists in part of its patents, copyrights, and other intangibles. The Company also issued a warrant (Series C Warrant) to the lender to purchase 600,000 shares of the Company’s Series C convertible preferred stock with an exercise price of $2.50 per share. These warrants expire in April 2022.The Company is currently evaluating the impact the Promissory Note and Series C Warrant will have on its financial position and results of operations.

Convertible Preferred Stock

In May 2012, in connection with the issuance of the Series C Warrant, the Company amended its Third Amended and Restated Certificate of Incorporation to increase the number of shares of common stock the Company is authorized to issue from 40,000,000 shares to 40,600,000 shares and to increase the number of shares of convertible preferred stock the Company is authorized to issue from 27,090,000 shares to 27,690,000, of which 4,674,000 shares were designated as Series A convertible preferred stock, 7,066,000 shares were designated as Series B convertible preferred stock, and 15,950,000 shares were designated as Series C convertible preferred stock.

Shares

Marrone Bio Innovations, Inc.

Common Stock

Goldman, Sachs & Co.

Barclays

Through and including     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item  13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount to be paid
SEC Registration Fee	$	*
FINRA Filing Fee		1,500
Initial Nasdaq Listing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be listed in amendment.

Item  14.    Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, provides that a corporation may, in its original certificate of incorporation or an amendment thereto, eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our certificate of incorporation as currently in effect provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our bylaws as currently in effect provide for the indemnification of officers and directors acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

In addition, we have entered into separate indemnification agreements with each of our executive officers and directors, a form of which will be filed as Exhibit 10.4 hereto. Such agreements may require us, among other things, to advance expenses and otherwise indemnify our executive officers and directors against certain liabilities that may arise by reason of their status or service as executive officers or directors, to the fullest extent permitted by law. We intend to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) provides for indemnification by the underwriters of us for certain liabilities arising under the Securities Act of 1933, as amended.

We have purchased and intend to maintain insurance on behalf of us and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item  15.    Recent Sales of Unregistered Securities

Since December 31, 2008, we have sold the following unregistered securities:

1.	From March 2010 through June 2011, we sold to accredited investors in a series of closings an aggregate of 14,997,104 shares of Series C convertible preferred stock at a per share price of $1.6940, for aggregate consideration of approximately $25.3 million.

2.	In March 2009, we issued to an accredited investor a warrant to purchase 20,390 shares of Series B convertible preferred stock at an exercise price of $1.5449 per share, for an aggregate exercise price of approximately $31,500.

3.	From March 2012 through April 2012, we sold to accredited investors in a series of closings convertible promissory notes for an aggregate consideration of approximately $8.1 million.

4.	In April 2012, we issued to an accredited investor a warrant to purchase 600,000 shares of Series C convertible preferred stock at an exercise price of $2.50 per share.

5.	Since December 31, 2008, pursuant to the 2006 Plan, we granted options to purchase an aggregate of 3,112,195 shares of common stock to directors, officers, employees and consultants, in each case having an exercise price of $0.3800.

6.	Since December 31, 2008, pursuant to the 2011 Plan, we granted options to purchase an aggregate of 1,527,080 shares of common stock to directors, officers, employees and consultants, with a weighted average exercise price of $0.8338.

7.	Since December 31, 2008, we have issued and sold an aggregate of 104,533 shares of common stock to directors, officers, employees and consultants at a weighted average exercise price per share of $0.2645 pursuant to the exercise of stock options granted under the 2006 Plan and 2011 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act (or Rule 506 of Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or pursuant to a compensatory benefit plan approved by the registrant’s board of directors. Each recipient of the securities in these transactions represented his, her or its intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient received adequate information about the registrant or had adequate access, through his, her or its relationship with the registrant, to information about the registrant. The sales of these securities were made without any general solicitation or advertising.

Item  16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.

3.1.1*	Third Amended and Restated Certificate of Incorporation of Marrone Bio Innovations, Inc.

3.1.2*	Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of Marrone Bio Innovations, Inc., filed April 28, 2011.

3.1.3*	Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of Marrone Bio Innovations, Inc., filed May 4, 2012.

3.2*	Form of Fourth Amended and Restated Certificate of Incorporation of Marrone Bio Innovations, Inc., to be in effect upon completion of this offering.

3.3*	Bylaws of Marrone Bio Innovations, Inc., as amended.

3.4*	Form of Amended and Restated Bylaws of Marrone Bio Innovations, Inc., to be in effect upon completion of this offering.

4.1*	Form of Marrone Bio Innovations, Inc.’s common stock certificate.

4.2*	Second Amended and Restated Investor Rights Agreement, dated March 5, 2010, by and among Marrone Bio Innovations, Inc. and certain security holders of Marrone Bio Innovations, Inc.

4.3*	Series A Preferred Stock Purchase Warrant, dated October 26, 2006, issued to VenCore Solutions LLC.

4.4*	Series B Preferred Stock Purchase Warrant, dated May 8, 2008, issued to Five Star Bancorp.

4.5*	Series B Preferred Stock Purchase Warrant, dated March 31, 2009, issued to Five Star Bank.

4.6*	Series C Preferred Stock Purchase Warrant, dated April 18, 2012, issued to Point Financial, Inc.

5.1*	Opinion of Morrison & Foerster LLP.

10.1*†	Marrone Bio Innovations, Inc. Stock Option Plan and related documents.

10.2*†	Marrone Bio Innovations, Inc. 2011 Stock Plan and related documents.

10.3*†	Marrone Bio Innovations, Inc. 2012 Stock Incentive Plan and related documents.

10.4*†	Form of Indemnification Agreement by and between Marrone Bio Innovations, Inc. and each of its directors and executive officers.

10.5*†	Offer letter, dated June 29, 2006, between Marrone Organic Innovations, Inc. and Dr. Pamela G. Marrone.

10.6*†	Offer letter, dated March 16, 2011, between Marrone Bio Innovations, Inc. and Donald J. Glidewell.

10.7*†	Offer letter, dated November 24, 2009, between Marrone Bio Innovations, Inc. and Chris Hildreth.

10.8*	Standard Multi-Tenant Office Lease, dated August 3, 2007, by and between Davis Commerce Center, LLC and Marrone Organic Innovations, Inc.

10.9*	First Amendment to Lease, dated January 1, 2008, by and between Davis Commerce Center, LLC and Marrone Organic Innovations, Inc.

10.10*	Second Amendment to Lease, dated November 13, 2008, by and between 2121 Second Street Investors, LLC and Marrone Organic Innovations, Inc.

Exhibit Number	Description of Exhibit
10.11*	Third Amendment to Lease, dated September 20, 2010, by and between 2121 Second Street Investors, LLC and Marrone Bio Innovations, Inc.

10.12*	Fourth Amendment to Lease, dated March 14, 2012, by and between 2121 Second Street Investors, LLC and Marrone Bio Innovations, Inc.

10.13*	Fifth Amendment to Lease, dated March 14, 2012, by and between 2121 Second Street Investors, LLC and Marrone Bio Innovations, Inc.

10.14*	Convertible Note Purchase Agreement, dated March 15, 2012, by and among Marrone Bio Innovations, Inc. and the Investors party thereto, including form of convertible promissory note and warrant.

10.15*	Senior Secured Promissory Note, dated April 13, 2012, from Marrone Bio Innovations, Inc. to Point Financial, Inc.

10.16*	Loan Agreement dated April 13, 2012, between Marrone Bio Innovations, Inc. and Point Financial, Inc.

10.17*	Additional Provisions to Loan Agreement, dated April 13, 2012, between Marrone Bio Innovations, Inc. and Point Financial, Inc.

10.18*	Security Agreement (General), dated April 13, 2012, between Marrone Bio Innovations, Inc. and Point Financial, Inc.

10.19*	Security Agreement (Intellectual Property), dated April 13, 2012, between Marrone Bio Innovations, Inc. and Point Financial, Inc.

10.20*	License Agreement, dated May 22, 2007, between the KHH Biosci, Inc. and Marrone Organic Innovations, Inc.

10.21*	License Agreement, dated November 13, 2007, between the U.S. Government, as represented by the U.S. Department of Agriculture, Agricultural Research Service, and Marrone Organic Innovations, Inc.

10.22*	License Agreement, dated December 28, 2009, between the University of the State of New York and Marrone Bio Innovations, Inc.

10.23*	Commercial Agreement, dated February 1, 2011, between Syngenta Crop Protection AG and Marrone Bio Innovations, Inc.

10.24*	Commercial Agreement, dated August 26, 2011, between FMC Corporation and Marrone Bio Innovations, Inc.

10.25*	Technology Evaluation and Master Development Agreement, dated September 13, 2011, between The Scotts Company LLC and Marrone Bio Innovations, Inc.

21.1*	Subsidiary List of Marrone Bio Innovations, Inc.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Counsel (included in exhibit 5.1)

24.1*	Power of Attorney.

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item  17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on the      day of     , 2012.

MARRONE BIO INNOVATIONS, INC.

Pamela G. Marrone President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Pamela G. Marrone	President and Chief Executive Officer (Principal Executive Officer)

Donald J. Glidewell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Richard Rominger	Chairman of the Board

Ranjeet Bhatia	Director

Tim Fogarty	Director

Lawrence Hough	Director

Joseph Hudson	Director

Elin Miller	Director

Sean Schickedanz	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.

3.1.1*	Third Amended and Restated Certificate of Incorporation of Marrone Bio Innovations, Inc.

3.1.2*	Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of Marrone Bio Innovations, Inc., filed April 28, 2011.

3.1.3*	Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of Marrone Bio Innovations, Inc., filed May 4, 2012.

3.2*	Form of Fourth Amended and Restated Certificate of Incorporation of Marrone Bio Innovations, Inc., to be in effect upon completion of this offering.

3.3*	Bylaws of Marrone Bio Innovations, Inc., as amended.

3.4*	Form of Amended and Restated Bylaws of Marrone Bio Innovations, Inc., to be in effect upon completion of this offering.

4.1*	Form of Marrone Bio Innovations, Inc.’s common stock certificate.

4.2*	Second Amended and Restated Investor Rights Agreement, dated March 5, 2010, by and among Marrone Bio Innovations, Inc. and certain security holders of Marrone Bio Innovations, Inc.

4.3*	Series A Preferred Stock Purchase Warrant, dated October 26, 2006, issued to VenCore Solutions LLC.

4.4*	Series B Preferred Stock Purchase Warrant, dated May 8, 2008, issued to Five Star Bancorp.

4.5*	Series B Preferred Stock Purchase Warrant, dated March 31, 2009, issued to Five Star Bank.

4.6*	Series C Preferred Stock Purchase Warrant, dated April 18, 2012, issued to Point Financial, Inc.

5.1*	Opinion of Morrison & Foerster LLP.

10.1*†	Marrone Bio Innovations, Inc. Stock Option Plan and related documents.

10.2*†	Marrone Bio Innovations, Inc. 2011 Stock Plan and related documents.

10.3*†	Marrone Bio Innovations, Inc. 2012 Stock Incentive Plan and related documents.

10.4*†	Form of Indemnification Agreement by and between Marrone Bio Innovations, Inc. and each of its directors and executive officers.

10.5*†	Offer letter, dated June 29, 2006, between Marrone Organic Innovations, Inc. and Dr. Pamela G. Marrone.

10.6*†	Offer letter, dated March 16, 2011, between Marrone Bio Innovations, Inc. and Donald J. Glidewell.

10.7*†	Offer letter, dated November 24, 2009, between Marrone Bio Innovations, Inc. and Chris Hildreth.

10.8*	Standard Multi-Tenant Office Lease, dated August 3, 2007, by and between Davis Commerce Center, LLC and Marrone Organic Innovations, Inc.

10.9*	First Amendment to Lease, dated January 1, 2008, by and between Davis Commerce Center, LLC and Marrone Organic Innovations, Inc.

10.10*	Second Amendment to Lease, dated November 13, 2008, by and between 2121 Second Street Investors, LLC and Marrone Organic Innovations, Inc.

10.11*	Third Amendment to Lease, dated September 20, 2010, by and between 2121 Second Street Investors, LLC and Marrone Bio Innovations, Inc.

Exhibit Number	Description of Exhibit
10.12*	Fourth Amendment to Lease, dated March 14, 2012, by and between 2121 Second Street Investors, LLC and Marrone Bio Innovations, Inc.

10.13*	Fifth Amendment to Lease, dated March 14, 2012, by and between 2121 Second Street Investors, LLC and Marrone Bio Innovations, Inc.

10.14*	Convertible Note Purchase Agreement, dated March 15, 2012, by and among Marrone Bio Innovations, Inc. and the Investors party thereto, including form of convertible promissory note and warrant.

10.15*	Senior Secured Promissory Note, dated April 13, 2012, from Marrone Bio Innovations, Inc. to Point Financial, Inc.

10.16*	Loan Agreement dated April 13, 2012, between Marrone Bio Innovations, Inc. and Point Financial, Inc.

10.17*	Additional Provisions to Loan Agreement, dated April 13, 2012, between Marrone Bio Innovations, Inc. and Point Financial, Inc.

10.18*	Security Agreement (General), dated April 13, 2012, between Marrone Bio Innovations, Inc. and Point Financial, Inc.

10.19*	Security Agreement (Intellectual Property), dated April 13, 2012, between Marrone Bio Innovations, Inc. and Point Financial, Inc.

10.20*	License Agreement, dated May 22, 2007, between the KHH Biosci, Inc. and Marrone Organic Innovations, Inc.

10.21*	License Agreement, dated November 13, 2007, between the U.S. Government, as represented by the U.S. Department of Agriculture, Agricultural Research Service, and Marrone Organic Innovations, Inc.

10.22*	License Agreement, dated December 28, 2009, between the University of the State of New York and Marrone Bio Innovations, Inc.

10.23*	Commercial Agreement, dated February 1, 2011, between Syngenta Crop Protection AG and Marrone Bio Innovations, Inc.

10.24*	Commercial Agreement, dated August 26, 2011, between FMC Corporation and Marrone Bio Innovations, Inc.

10.25*	Technology Evaluation and Master Development Agreement, dated September 13, 2011, between The Scotts Company LLC and Marrone Bio Innovations, Inc.

21.1*	Subsidiary List of Marrone Bio Innovations, Inc.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Counsel (included in exhibit 5.1)

24.1*	Power of Attorney.

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.